AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 13, 1996

                                                     REGISTRATION NO. 333-05191
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------

                             AMENDMENT NO. 5
                                      TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                ---------------

                              TWINLAB CORPORATION
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

         DELAWARE                    2833                    11-3317986
     (STATE OR OTHER     (PRIMARY STANDARD INDUSTRIAL     (I.R.S. EMPLOYER
     JURISDICTION OF      CLASSIFICATION CODE NUMBER)     IDENTIFICATION NO.)
     INCORPORATION OR
      ORGANIZATION)


                             2120 SMITHTOWN AVENUE
                          RONKONKOMA, NEW YORK 11779
                                (516) 467-3140
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                ---------------

                                              COPY TO:
     PHILIP M. KAZIN, ESQ.              HOWARD A. SOBEL, ESQ.                NICHOLAS P. SAGGESE, ESQ.
       GENERAL COUNSEL            KRAMER, LEVIN, NAFTALIS & FRANKEL             MARK C. SMITH, ESQ.
     TWINLAB CORPORATION                   919 THIRD AVENUE                SKADDEN, ARPS, SLATE, MEAGHER
    2120 SMITHTOWN AVENUE              NEW YORK, NEW YORK 10022                    & FLOM LLP
  RONKONKOMA, NEW YORK 11779                (212) 715-9100                    300 SOUTH GRAND AVENUE
        (516) 467-3140                                                      LOS ANGELES, CALIFORNIA 90017
                                                                                  (213) 687-5000
(NAME, ADDRESS, INCLUDING ZIP
 CODE, AND TELEPHONE NUMBER,
INCLUDING AREA CODE, OF AGENT
         FOR SERVICE)

                                ---------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [_]

 If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE
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
                                                 PROPOSED MAXIMUM
                                                    AGGREGATE        AMOUNT OF
              TITLE OF SECURITIES                    OFFERING       REGISTRATION
                TO BE REGISTERED                     PRICE(1)          FEE(2)
--------------------------------------------------------------------------------
Common Stock, $1.00 par value..................    $156,400,000      $53,932(3)

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(1) Estimated solely for purposes of calculating the registration fee.
(2) Calculated pursuant to Rule 457(o) under the Securities Act of 1933.
(3) Previously paid.

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

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

                              TWINLAB CORPORATION

                             CROSS REFERENCE SHEET

  PURSUANT TO ITEM 501(B) OF REGULATION S-K SHOWING LOCATION IN PROSPECTUS OF
              INFORMATION REQUIRED BY ITEMS IN PART I OF FORM S-1

                 ITEM NO.                         LOCATION IN PROSPECTUS
                 --------                         ----------------------
  1.Forepart of the Registration State-
      ment and Outside Front Cover
      Page of Prospectus.................  Facing Page; Outside Front Cover
                                            Page
  2.Inside Front and Outside Back Cover
      Pages of Prospectus................  Inside Front Cover Page, Outside
                                            Back Cover Page
  3.Summary Information, Risk Factors and
      Ratio of Earnings to Fixed Charges.  Prospectus Summary; Risk Factors
  4.Use of Proceeds......................  Prospectus Summary; Use of Proceeds
  5.Determination of Offering Price......  Outside Front Cover Page; Risk
                                            Factors; Underwriting
  6.Dilution.............................  Risk Factors; Dilution
  7.Selling Security Holders.............  Not Applicable
  8.Plan of Distribution.................  Outside Cover Page; Underwriting
  9.Description of Securities to be
    Registered..........................   Outside Cover Page; Prospectus
                                            Summary; Risk Factors; Dividend
                                            Policy; Capitalization;
                                            Description of Capital Stock;
                                            Shares Eligible for Future Sale
10.Interests of Named Experts and
      Counsel ..........................  Experts; Legal Matters
11.Information with Respect to the
      Registrant .......................  Outside Cover Page; Prospectus
                                            Summary; Risk Factors; Dividend
                                            Policy; Dilution; Selected
                                            Historical Financial Data;
                                            Management's Discussion and
                                            Analysis of Financial Condition
                                            and Results of Operations;
                                            Business; Management; Certain
                                            Relationships and Related
                                            Transactions; Principal
                                            Stockholders; Description of
                                            Certain Indebtedness; Description
                                            of Capital Stock; Shares Eligible
                                            for Future Sale; Consolidated
                                            Financial Statements
12.Disclosure of Commission Position on
      Indemnification for Securities Act
      Liabilities........................  Not Applicable

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

              SUBJECT TO COMPLETION, DATED NOVEMBER 13, 1996

PROSPECTUS
                                                                      [TWINLAB]
    , 1996

                                8,500,000 SHARES
                              TWINLAB CORPORATION
                                  COMMON STOCK

  All of the 8,500,000 shares of common stock, $1.00 par value per share (the "Common Stock"), offered hereby are being sold by Twinlab Corporation ("TLC" or the "Company"). Of the 8,500,000 shares of Common Stock offered by the Company, 6,800,000 shares are being offered for sale in the United States and Canada by the U.S. Underwriters (the "U.S. Offering") and 1,700,000 shares are being offered for sale outside the United States and Canada in a concurrent offering by the International Managers (the "International Offering" and, together with the U.S. Offering, the "Offerings"), subject to transfers between the U.S. Underwriters and the International Managers. See "Underwriting."

  Prior to the Offerings, there has been no public market for the Common Stock. It is currently estimated that the initial public offering price will be between $14.00 and $16.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price.

  The Company's Common Stock has been approved for quotation and trading on the Nasdaq National Market under the symbol TWLB, subject to notice of issuance.

  SEE "RISK FACTORS" BEGINNING ON PAGE 10 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS IN THE COMMON STOCK.

 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS  THE
   SECURITIES AND  EXCHANGE  COMMISSION OR  ANY STATE  SECURITIES COMMISSION
    PASSED  UPON  THE   ACCURACY  OR  ADEQUACY  OF   THIS  PROSPECTUS.  ANY
     REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------

                                                      UNDERWRITING    PROCEEDS
                                          PRICE  TO   DISCOUNTS AND    TO THE
                                         THE PUBLIC  COMMISSIONS (1) COMPANY (2)
--------------------------------------------------------------------------------
Per Share..............................    $              $             $
Total (3)..............................  $             $             $

--------------------------------------------------------------------------------
(1) The Company has agreed to indemnify the several U.S. Underwriters and the International Managers (collectively, the "Underwriters") against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by the Company estimated at $    .
(3) The Company has granted to the U.S. Underwriters a 30-day option to purchase up to an aggregate of 1,275,000 additional shares of Common Stock on the same terms as set forth above solely for the purpose of covering over-allotments, if any. If such option is exercised in full, the total Price to the Public, Underwriting Discounts and Commissions, and Proceeds
    to the Company will be $   , $   , and $   , respectively. See
    "Underwriting."

  The shares of Common Stock are being offered by the several Underwriters, when, as and if delivered to and accepted by the Underwriters against payment therefor and subject to various prior conditions, including their right to reject orders in whole or in part. It is expected that delivery of the certificates representing the shares will be made in New York, New York, on or
about    , 1996.

DONALDSON, LUFKIN & JENRETTE
      SECURITIES CORPORATION

           BEAR, STEARNS & CO. INC.

                   MONTGOMERY SECURITIES

                                                    ADAMS, HARKNESS & HILL, INC.

                               [COMPANY PRODUCTS]

IN CONNECTION WITH THE OFFERINGS, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                            ADDITIONAL INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") in Washington, D.C. a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act with respect to the Common Stock offered hereby. As used herein, the term "Registration Statement" means the initial Registration Statement and any and all amendments thereto. This Prospectus omits certain information contained in the Registration Statement as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits thereto. Statements herein concerning the contents of any contract or other document are not necessarily complete and in each instance reference is made to such contract or other document filed with the Commission as an exhibit to the Registration Statement, each such statement being qualified by and subject to such reference in all respects.

  As a result of the Exchange Offer (as defined) the Company became subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and in accordance therewith will file reports and other information with the Commission. Reports, registration statements, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's Regional Offices: 500 West Madison Avenue, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such materials can be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. The Commission also maintains a site on the World Wide Web, the address of which is http://www.sec.gov, that contains reports, proxy and information statements and other information regarding issuers, such as the Company, that file electronically with the Commission.

  The Company intends to furnish holders of the Common Stock with annual reports containing among other information, audited financial statements certified by an independent public accounting firm and quarterly reports containing unaudited condensed financial information for the first three quarters of each fiscal year. The Company also intends to furnish such other reports as it may determine or as may be required by law.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. As used in this Prospectus, the term "Continuing Stockholders" collectively refers to Brian, Dean, Neil, Ross and Steve Blechman and Stephen Welling, and the term "Stockholders" collectively refers to the Continuing Stockholders together with David and Jean Blechman. Unless the context otherwise requires, the term "Company" refers to (a) TLC and, as applicable, its direct and indirect subsidiaries, Twin Laboratories Inc. and Advanced Research Press, Inc. ("ARP"), when used with respect to information about events occurring upon completion of or after the Acquisition (as defined herein) or when giving pro forma effect thereto and (b) collectively Natur-Pharma Inc., Twin Laboratories Inc., Alvita Products, Inc., Twinlab Export Corp., Twinlab Specialty Corporation, B. Bros. Realty Corporation and Advanced Research Press, Inc., all of which were affiliated entities, as such entities existed prior to the consummation of the Acquisition, when used with respect to historical information contained herein. On June 7, 1996, the name of the Company was changed from TLG Laboratories Holding Corp. to Twinlab Corporation. Except where otherwise indicated, the information in this Prospectus (i) assumes that the over-allotment option granted to the Underwriters will not be exercised and (ii) gives effect to an
18.5 for 1 stock split effected as a stock dividend with respect to the Common Stock which was effected prior to the consummation of the Offerings.

                                  THE COMPANY

  The Company believes based upon its knowledge of the nutritional supplement industry that it is one of the leading manufacturers and marketers of brand name nutritional supplements sold through domestic health food stores. Since the Company's founding in 1968 by David and Jean Blechman, the Company has emphasized the development and introduction of high-quality, unique products in response to emerging trends in the nutritional supplement industry. The Company produces a full line of nutritional supplements and offers the broadest product line in the industry with more than 800 products and 1,500 stockkeeping units (SKU's). The Company's product line includes vitamins, minerals, amino acids, fish and marine oils, sports nutrition products and special formulas marketed under the TWINLAB (R) trademark and a full line of herbal supplements and phytonutrients and herb teas marketed under the Nature's Herbs (R) and Alvita (R) trademarks, respectively. None of the Company's products individually accounted for more than 7% of total net sales in 1995. The Company's broad product line, strong history of new product introductions and innovations, superior marketing and advertising programs and premium product quality have established TWINLAB, Nature's Herbs and Alvita as leading brands in the nutritional supplement industry.

  Under the management of Mr. and Mrs. Blechman's five sons, the Company has diversified its product line through internal growth, product development and selected acquisitions, including the acquisition in 1989 of Natur-Pharma Inc., a leading manufacturer and marketer of herbal supplements and phytonutrients under the Nature's Herbs brand name, and the acquisition in 1991 of Alvita Products, Inc., a leading marketer of herb teas. The Company has achieved increased net sales and income from operations every year since 1990. In particular, during the three-year period from 1993 through 1995, the Company achieved a compound annual growth rate in net sales and income from operations of 22.0% and 37.8%, respectively. For the fiscal year ended December 31, 1995, the Company achieved net sales growth of 26.8% to $148.7 million and growth in income from operations of 31.3% to $31.6 million, as compared to fiscal year 1994. For the nine months ended September 30, 1996, the Company achieved net sales of $121.2 million and income from operations of $26.9 million, representing an increase of 15.7% and 32.2%, respectively, as compared to the nine months ended September 30, 1995.

  The Company's products target consumers who utilize nutritional supplements in their daily diet and who demand premium quality ingredients in a broad variety of dosages and delivery methods. The Company's products compete primarily in the health food store market, where the dominant competitive factors include product attributes such as quality, potency and the uniqueness of the product formulation. The Company sells its products domestically through a network of approximately 60 distributors, who service approximately 11,000 health food stores and other selected retail outlets. The Company believes that its products are available in over

90% of the health food stores in the United States. The health food store channel of distribution has expanded significantly in recent years and is expected to grow further as national chains, including those which sell the Company's products such as General Nutrition Companies, Inc. ("GNC"), Whole Foods Market ("WFM"), Wild Oats Markets, Fresh Fields, and other industry participants continue to add stores in new and existing markets. Certain of these chains, such as GNC and WFM, manufacture and market their own private label products in addition to selling brand name products manufactured by third parties such as the Company. The health food store market differs significantly from the mass market for vitamin and other nutritional supplements where price and convenience constitute the primary bases of competition. The nutritional supplement products sold in grocery stores, drug stores and mass merchandisers are typically manufactured by large pharmaceutical companies and private label manufacturers. The Company's products are also offered in Europe, Asia, South America and other international markets through arrangements with overseas distributors.

  The Company believes it is well positioned to capitalize on the growth of the nutritional supplement market. Based on estimates in a 1994 market report conducted by Packaged Facts (the "Packaged Facts Report"), an independent research firm, the retail market for vitamins, minerals and other nutritional supplements has grown at a compound annual rate of greater than 12% from $3.3 billion in 1991 to over $4.6 billion in 1994. Furthermore, the Company's rate of sales growth has exceeded the industry's growth rate for each year during this period. Packaged Facts forecasts approximately 7% annual industry growth through the end of the decade in vitamins, minerals and other supplements, which management believes will be fueled by (i) favorable demographic trends towards older Americans, who are more likely to consume nutritional supplements; (ii) product introductions in response to new scientific research findings; (iii) the nationwide trend toward preventive medicine in response to rising health care costs; and (iv) the heightened understanding and awareness of the connection between diet and health. Moreover, although the industry has grown dramatically in recent years, there is still a large untapped domestic market as only an estimated 50% of Americans currently consume vitamins, minerals and herbal supplements on a regular basis.

                               BUSINESS STRATEGY

  The Company's strategy is to continue to enhance its leadership position in the domestic sale of vitamins, minerals and other nutritional supplements in health food stores and to increase its market share and sales while continuing to improve its overall operating efficiency and financial performance. The Company intends to capitalize on the TWINLAB brand name by growing market share domestically, increasing penetration of the Company's other brands, continuing to introduce new products and product extensions, and expanding internationally. Specifically, the Company seeks to:

  Capitalize on Powerful Brand Name Recognition. The Company's recognized product quality, broad product line, strong history of new product introductions and innovations, and superior marketing and advertising programs have established TWINLAB, Nature's Herbs and Alvita as leading brands in the nutritional supplement industry. Each of the Company's product categories, including vitamins, minerals and amino acids; sports nutrition; special formulas; herbal supplements and phytonutrients; and herb teas, have posted double digit sales growth in each of the last three years. The Company's extensive marketing and advertising programs have been critical components of its products' strong brand name recognition, and management believes that the Company offers its customers the strongest marketing and advertising support programs in the industry. In fiscal 1995, the Company invested $11.1 million, an increase of 27% over fiscal 1994, in marketing and advertising to promote its products. Furthermore, since quality is a critical factor in consumer purchase decisions, the Company believes that its premium quality ingredients, modern manufacturing facilities and comprehensive quality control procedures have enabled the Company to establish a competitive advantage based on the quality of its products.

  Increase Penetration in the Growing Health Food Market. Management believes that the expansion of retail distribution channels and the strong growth characteristics of the nutritional supplement industry provide the Company with significant opportunities to increase sales. Management further believes that the established brand name recognition of the Company's products positions it to increase its penetration of shelf space as health food retailers seek to align themselves with companies who possess strong brand names, offer a wide range of products, demonstrate continued marketing and advertising support and provide consistently high levels of customer service. Since Nature's Herbs and Alvita products currently are available in only an estimated 60% and 50%, respectively, of domestic health food stores, compared to an estimated 90% for TWINLAB products, the Company believes that it will be able to capitalize on health food retailers' success with the TWINLAB product line in order to significantly increase shelf space for the Company's herbal supplements, phytonutrients and herb teas.

  Continue to Introduce New Products and Product Innovations. A cornerstone of the Company's success has been its ability to rapidly utilize recent scientific and medical findings in its new product development efforts. The Company has consistently been among the first in its industry to introduce new products and product innovations which anticipate and meet customer demands for newly identified nutritional supplement benefits. Furthermore, the Company's geographically diverse network of more than 60 distributors allows the Company to achieve immediate and broad distribution for new product launches. As part of its ongoing research and development effort, the Company maintains an extensive database and actively researches and monitors a wide variety of publications containing scientific and medical research. From 1991 through 1995, the Company introduced over 350 products, with over 90 new products introduced in 1995 alone. Gross sales during 1995 from new products introduced in 1995 were $18.4 million, or approximately 11% of gross sales. During the first nine months of 1996, the Company introduced over 82 new products, from which the Company realized gross sales of $9.6 million, or approximately 7.3% of gross sales. The Company intends to build upon its historical success by continuing to introduce new and innovative products not previously available in health food stores.

  Build Upon Established Customer Relationships. The Company's established relationships with distributors and health food store retailers are based upon the Company's long-standing commitment to a high level of customer service. In order to ensure that its customers receive prompt and reliable service, the Company has designed a flexible and responsive manufacturing process and has achieved a fill rate of approximately 98% for customer orders. In addition, the Company's sales force consists of 30 dedicated sales professionals who operate in sales territories which cover the entire continental United States and Alaska. The primary functions of the Company's sales force are to gain better placement and additional shelf space for the Company's products and to stay abreast of customer needs. The sales force personnel work with direct accounts, distributors and individual retailers to enhance knowledge of TWINLAB, Nature's Herbs and Alvita products and to achieve maximum exposure for these products.

  Increase Penetration of Foreign Markets. Management believes that there are substantial opportunities for the Company to expand its presence in foreign markets. The Company has a department, headed by a senior sales professional, dedicated to increasing sales in such markets. The Company's foreign marketing effort is primarily focused on establishing additional relationships with leading overseas distributor organizations as a cost-effective method of increasing international sales. The Company presently has distribution agreements covering over 44 foreign countries and has agreements for another seven countries currently in negotiation. In 1995, the Company had net sales of $8.3 million to foreign markets.

  Supplement Internal Growth Through Strategic Acquisitions. As the nutritional supplement industry is highly fragmented with many companies producing only a single product line or single product, the Company believes that it is strategically positioned to participate in the consolidation of the industry due to its established brand name, broad distribution capabilities and proven ability to generate sales of its products through successful marketing programs. Since 1989 the Company has acquired two businesses, Natur-Pharma Inc. (Nature's Herbs) and Alvita Products, Inc. (Alvita), and in each case has embarked on successful expansion programs which resulted in substantially higher sales and income from operations for the acquired companies. Net sales for Natur-Pharma Inc. increased from $5.2 million in 1990 (the first full year after its acquisition) to $17.9 million in 1995, and net sales for Alvita Products, Inc. increased from $1.7 million in 1992 (the first full year after its acquisition) to $5.6 million in 1995. The Company intends to actively pursue acquisition opportunities, including product line acquisitions, that complement its existing products, expand its distribution channels or are compatible with its business philosophy and strategic goals. Some of such acquisition opportunities may be material and some are currently under investigation, discussion or negotiation. There can be no assurance that any such opportunities will result in a completed acquisition. Future acquisitions could be financed by internally generated funds, bank borrowings, public offerings or private placements of equity or debt securities, or a combination of the foregoing. In connection with the Offerings, the Company expects to enter into an amendment and restatement of its existing credit facility (as amended and restated, the "Amended and Restated Revolving Credit Facility"), which is expected to provide for a revolving credit facility of $50.0 million, up to $35.0 million of which is expected to be available to fund acquisitions, subject to certain conditions and reductions. See "Risk Factors--Risks of Future Acquisitions" and "Description of Certain Indebtedness--The Amended and Restated Revolving Credit Facility."

                                THE ACQUISITION

  The Stockholders, TLC, Natur-Pharma Inc. and Green Equity Investors II, L.P. ("GEI") entered into a Stock Purchase and Sale Agreement, dated as of March 5, 1996, as amended (the "Acquisition Agreement"), pursuant to which, among other things, on May 7, 1996 (i) GEI acquired 48% of the Common Stock of TLC for aggregate consideration of $4.8 million and shares of non-voting junior redeemable preferred stock of TLC (the "Junior Preferred Stock") for aggregate consideration of $37.0 million, (ii) certain other investors acquired 7% of the Common Stock of TLC for aggregate consideration of $0.7 million and shares of non-voting senior redeemable preferred stock of TLC (the "Senior Preferred Stock," and, together with the Junior Preferred Stock, the "Preferred Stock") for aggregate consideration of $30.0 million, (iii) the Continuing Stockholders exchanged certain of their shares of common stock of Natur-Pharma Inc. for 45% of the outstanding shares of Common Stock of TLC, valued at $4.5 million, (iv) TLC purchased all of the remaining shares of common stock of Natur-Pharma Inc. from the Stockholders for cash, resulting in Natur-Pharma Inc. becoming a wholly owned subsidiary of TLC, (v) Twin Laboratories Inc., Alvita Products, Inc., Twinlab Export Corp., Twinlab Specialty Corporation and B. Bros. Realty Corporation merged into Natur-Pharma Inc. (the "Natur-Pharma Merger"); and Advanced Research Press, Inc. merged with Natur-Pharma II Inc., a wholly owned subsidiary of Natur-Pharma Inc. (the surviving entity in such merger is referred to herein as "ARP"), and (vi) in connection with such mergers the Stockholders received cash in consideration for all of their shares of capital stock of Twin Laboratories Inc., Alvita Products, Inc., Twinlab Export Corp., Twinlab Specialty Corporation, B. Bros. Realty Corporation and Advanced Research Press, Inc. The total cash consideration that the Stockholders received was approximately $212.5 million, the majority of which was paid to David and Jean Blechman. Of the total cash consideration to the Stockholders, approximately $15.3 million represented consideration for the Non-Competition Agreements (as defined herein). See "Management--Employment Agreements." The transactions described above are hereinafter referred to as the "Acquisition." Concurrently with the consummation of the Acquisition, the Company entered into its existing credit facility (which provided for a term loan facility in the amount of $53.0 million and a revolving credit facility in the amount of $15.0 million) (the "Existing Credit Facility") and issued $100.0 million principal amount of 10 1/4% Senior Subordinated Notes due 2006 (the "Note Offering"; and collectively with the Acquisition and the Existing Credit Facility, the "Transactions"). The net cash proceeds of the Note Offering were used, together with borrowings under the Existing Credit Facility, the proceeds from the issuance of the Common Stock and Preferred Stock of TLC and available cash of the Company, to finance the Acquisition, to refinance approximately $7.0 million aggregate principal amount of debt of the Company and to pay related fees and expenses. See "Description of Certain Indebtedness" and "Description of Capital Stock." In connection with the Acquisition, Natur-Pharma Inc.'s name was changed to Twin Laboratories Inc. Subsequent to the Transactions, the Company repaid $6.0 million of outstanding indebtedness under the term loan facility contained in the Existing Credit Facility.

                                 THE OFFERINGS

Common Stock offered by
 the Company:

  U.S. Offering.........  6,800,000 shares
  International           1,700,000 shares
 Offering...............
    Total...............  8,500,000 shares

Common Stock to be
 outstanding after the
 Offerings..............  27,000,000 shares

Use of proceeds ........  The net proceeds of the Offerings and, to the extent necessary, available cash resources of the Company (including possible borrowings available under the Amended and Restated Revolving Credit Facility) will be used to prepay all of the $47.0 million of outstanding indebtedness under the term loan facility contained in the Existing Credit Facility (plus accrued and unpaid interest thereon; the "Prepayment") and to redeem all of the outstanding shares of Senior Preferred Stock and Junior Preferred Stock, which together have an aggregate liquidation preference of $67.0 million (plus accrued and unpaid dividends thereon; together with the Prepayment, the "Repayments"). The balance, if any, of the net proceeds of the Offerings will be used for general corporate purposes. See "Use of Proceeds."

Nasdaq National Market
 symbol.................  TWLB

                SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

  The summary information below presents historical consolidated financial data and unaudited pro forma condensed consolidated financial data for the periods indicated which have been derived from audited and unaudited financial statements of the Company. The results for the interim periods are not necessarily indicative of the results for the full fiscal year. The summary unaudited pro forma condensed consolidated operating data for the year ended December 31, 1995, and the nine months ended September 30, 1995 and 1996 give effect to (i) the Note Offering and the Existing Credit Facility and the application of the net proceeds therefrom, (ii) the Acquisition (including the Company's conversion of tax status from an "S" corporation to a "C" corporation and other tax consequences related to the Acquisition) and related transactions, and (iii) the Offerings and the Repayments, as if each of the Transactions, the Offerings and the Repayments had been consummated as of January 1, 1995. The pro forma balance sheet data give effect to the Offerings and the Repayments as if the Offerings and the Repayments had been consummated on September 30, 1996. See "Unaudited Pro Forma Condensed Consolidated Financial Data" and the notes thereto. The pro forma financial data set forth below may not necessarily be indicative of the results that would have been achieved had the Transactions, the Offerings and the Repayments been consummated as of the dates indicated or that may be achieved in the future. The summary historical and pro forma financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Selected Historical Financial Data" and the Consolidated Financial Statements of the Company and the notes thereto included elsewhere in this Prospectus.

                                                                           NINE MONTHS
                                                                             ENDED
                                  YEAR ENDED DECEMBER 31,                 SEPTEMBER 30,
                         ---------------------------------------------  ------------------
                          1991     1992     1993      1994      1995      1995      1996
                         -------  -------  -------  --------  --------  --------  --------
                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATING DATA:
 Net sales.............. $70,165  $83,014  $99,897  $117,342  $148,735  $104,822  $121,230
 Gross profit...........  25,501   31,800   37,766    47,095    58,803    40,877    49,548
 Operating expenses.....  14,570   17,463   21,125    23,022    27,191    20,521    22,644
 Income from operations.  10,931   14,337   16,641    24,073    31,612    20,356    26,904
 Nonrecurring and trans-
  action expenses.......     --       --       --        --        656       --     15,700 (a)
 Net income.............  10,162   13,435   16,676    21,693    30,224    19,613     1,502 (a)
 Pro forma relating to
  change in tax
  status:(b)
 Historical income be-
  fore provision for in-
  come taxes............ $10,331  $14,010  $16,906  $ 21,938  $ 30,464  $ 19,752  $  4,768
 Pro forma provision for
  income taxes..........   4,017    5,436    6,644     9,087    12,060     7,818     8,027
                         -------  -------  -------  --------  --------  --------  --------
 Pro forma net income
  (loss)................ $ 6,314  $ 8,574  $10,262  $ 12,851  $ 18,404  $ 11,934  $ (3,259)(a)
                         =======  =======  =======  ========  ========  ========  ========
 Pro forma net income
  (loss) per share......                                      $   0.68            $  (0.25)(c)
                                                              ========            ========
 Weighted average shares
  outstanding(d)........                                        27,000              27,000
                                                              ========            ========
OTHER DATA:
 Capital expenditures... $ 1,472  $ 1,304  $ 4,904  $  1,786  $  2,641  $  2,465  $  1,253
 Net sales growth.......    17.4%    18.3%    20.3%     17.5%     26.8%      -- %     15.7%
 Income from operations
  growth................    37.7     31.2     16.1      44.7      31.3       --       32.2
 Pro forma net income
  growth................     --      35.8     19.7      25.2      43.2       --        --
 Income from operations
  margin(e).............    15.6     17.3     16.7      20.5      21.3      19.4      22.2

                                                            NINE MONTHS
                                                        ENDED SEPTEMBER 30,
                                         YEAR ENDED     -------------------
                                      DECEMBER 31, 1995   1995      1996
                                      ----------------- --------- ---------
                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
PRO FORMA DATA:
 Net sales...........................     $148,735      $ 104,822 $ 121,230
 Income from operations..............       31,212         20,056    26,763
 Net income..........................       12,275          7,027    11,110
 Net income per share................         0.45            --       0.41
 Weighted average shares
  outstanding(d).....................       27,000            --     27,000

                                                AS OF SEPTEMBER 30, 1996
                                                --------------------------
                                                 HISTORICAL    PRO FORMA
                                                ------------  ------------
                                                       (IN THOUSANDS)
BALANCE SHEET DATA:
 Cash and cash equivalents.....................  $     8,367   $     7,201
 Net working capital (excluding cash and cash
  equivalents and current debt) ...............       33,903        38,069
 Total assets..................................      143,408       139,431
 Total debt (including current debt)...........      147,697       100,697
 Senior and junior redeemable preferred stock..       67,000           --
 Shareholders' equity (deficit)................      (94,695)       19,494

-------
(a) Reflects $15.3 million of nonrecurring non-competition agreement expense and $0.4 million of transaction expenses.
(b) The Company consisted of S corporations and, accordingly, federal and state taxes were generally paid at the shareholder level only. Upon consummation of the Transactions, the Company eliminated its S corporation status and, accordingly, became subject to federal and state income taxes.
(c) Pro forma net loss per share for the nine months ended September 30, 1996 has been computed by dividing pro forma net loss, after reduction for Preferred Stock dividends of $3.4 million, by the weighted average shares outstanding.
(d) Weighted average shares outstanding represents the number of equivalent shares outstanding after giving retroactive effect to TLC's 18.5 for 1 stock split (effected in the form of a stock dividend) and assumes that the 10,175,000 shares issued in connection with the Acquisition and the 8,500,000 shares of Common Stock offered hereby are outstanding during each of the periods indicated. See Notes to the Consolidated Financial Statements of the Company included elsewhere in this Prospectus.
(e) Income from operations margin equals income from operations as a percentage of net sales.

                                 RISK FACTORS

  Prospective purchasers of the Common Stock should carefully consider the following risk factors, as well as the other information contained, and incorporated by reference, in this Prospectus before making an investment in the Common Stock. Information contained or incorporated by reference in this Prospectus contains "forward-looking statements" which can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should" or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy. See, e.g., "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Prospectus Summary--Business Strategy," and "Business--Business Strategy." No assurance can be given that the future results covered by the forward-looking statements will be achieved. The following matters constitute cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties, that could cause actual results to vary materially from the future results covered in such forward-looking statements. Other factors could also cause actual results to vary materially from the future results covered in such forward-looking statements.

DEPENDENCE ON KEY PERSONNEL

  The Company believes that its continued success depends to a significant extent on the management and other skills of Brian Blechman, Dean Blechman, Neil Blechman, Ross Blechman and Steve Blechman (the "Blechman Brothers"), as well as its ability to retain other key employees and to attract skilled personnel in the future to manage the growth of the Company. The loss or unavailability of the services of one or more of the Blechman Brothers could have a material adverse effect on the Company. The Company has entered into long-term employment agreements with each of the Blechman Brothers and upon completion of the Offerings each of the Blechman Brothers will own approximately 6.1% of the outstanding Common Stock. See "Management" and "Prospectus Summary--The Acquisition."

IMMEDIATE AND SUBSTANTIAL DILUTION

  The initial public offering price per share of Common Stock is substantially higher than the net tangible book value per share of the Common Stock. Purchasers of shares of Common Stock in the Offerings will experience immediate and substantial dilution of $14.55 in net tangible book value per share of Common Stock (based on an assumed initial public offering price of $15.00 per share, the mid-point of the range shown on the cover page of this Prospectus). At such assumed initial public offering price, as of September 30, 1996, the existing stockholders of TLC will have purchased 18,500,000 shares of Common Stock for total consideration of $10,000,000 (representing an average price per share of $0.54), while purchasers of shares of Common Stock in the Offerings will purchase 8,500,000 shares of Common Stock for total consideration of $127,500,000 (representing an average price per share of $15.00). See "Dilution."

CERTAIN GOVERNMENT ACTION AND ADVERSE PUBLICITY REGARDING CERTAIN PRODUCTS CONTAINING EPHEDRINE

  Approximately 14 of the Company's products include a Chinese herb known as "Ma Huang," which contains naturally-occurring ephedrine. Certain of such products also contain caffeine or other central nervous system stimulants. Such products accounted for approximately 10.8% of the Company's gross sales for the fiscal year ended December 31, 1995, and approximately 9.7% of the Company's gross sales for the nine months ended September 30, 1996. The Company's products which contain Ma Huang are generally marketed for bodybuilding, weight loss, sports nutrition and for other purposes, including increased endurance and energy, generally in conjunction with diet or exercise, and as natural alternatives to over-the-counter medications.

  Ma Huang has been the subject of certain adverse publicity in the United States and other countries relating to alleged harmful or adverse effects, including the deaths of several individuals. The FDA has placed on public file a list of over 600 such alleged adverse events. The death in Florida of a Long Island college student on March 6, 1996, reportedly from over-ingestion of an ephedrine-containing product (which was not manufactured or distributed by the Company), received significant coverage in the press and national media. A press release dated August 2, 1996 issued by the Massachusetts Department of Public Health reported that a 23 year-old college student died in April 1996 of a heart problem associated with ephedrine toxicity from the ingestion of a protein drink containing Ma Huang. While press coverage and the deceased's death certificate have reported that such protein drink is Ripped Fuel, one of the Company's ephedrine-containing products, the Company does not have sufficient information to make an assessment of this matter.

  On April 10, 1996, the FDA issued a statement (the "Statement") warning consumers not to purchase or consume dietary supplements containing ephedrine with labels that often portray the products as apparent alternatives to illegal street drugs. None of the Company's products which contain Ma Huang are marketed for such purpose. The Statement explains that the products portrayed as alternatives to illegal street drugs pose significant health risks to consumers--dizziness, headache, gastrointestinal distress, irregular heartbeat, heart palpitations, heart attack, strokes, seizures, psychosis and death--and that the labels on such products claim or imply that they produce such effects as euphoria, increased sexual sensations, heightened awareness, increased energy and other effects. In August 1996, the FDA sent warning letters to several companies marketing such products as alternatives to illegal street drugs, indicating that enforcement action with respect to such products may be initiated. The Company has not received any such letter.

  In August 1996, the FDA convened a Food Advisory Committee (the "Committee") meeting to review and make recommendations concerning the safety and appropriate labeling of Ma Huang-containing dietary supplements. The FDA, after considering the differing views expressed at the Committee meeting, may propose regulations that will require reduced dosages coupled with strict manufacturing standards, labeling restrictions and a prohibition against combining Ma Huang with other central nervous system stimulants such as caffeine. There can be no assurance that such regulations will not prohibit either the sale of dietary supplements containing Ma Huang in combination with any other ingredients or the sale of all dietary supplements containing any Ma Huang. The promulgation of such regulations would require the Company to reformulate and relabel substantially all of its Ma Huang products. There can be no assurance as to the final form or content of any FDA regulations concerning Ma Huang-containing dietary supplements or as to the effect that any attendant adverse publicity or resulting reformulation and relabeling of the Company's products would have on the sales of such products. The Company's sales of products that contain Ma Huang increased slightly during the nine month period ended September 30, 1996, as compared to the nine month period ended September 30, 1995. The Company recently introduced a line of Ma Huang-free products as alternatives to certain of its bodybuilding and sports nutrition products which currently contain Ma Huang. The Company's gross sales of its line of Ma Huang-free products was approximately $1.2 million in September 1996, the first month in which such products were sold. There can be no assurance that such products will be received favorably by the Company's customers or that sales of such alternative products would offset any decrease in sales attributable to any reformulation and relabeling of the Company's Ma Huang products.

  A number of states and local governmental entities have instituted bans on sales of Ma Huang-containing products that are portrayed as apparent alternatives to illegal street drugs; many other states and foreign jurisdictions limit ephedrine levels and require appropriate warnings on product labels, regulate ephedrine-containing products as controlled substances or prohibit the sales of products which contain Ma Huang other than by licensed pharmacists. For instance, the legislature of Nassau County, New York recently enacted a local law prohibiting the sale of all ephedrine-containing products to persons under 18 years of age, and prohibiting the sale or distribution of all ephedrine-containing products claiming to produce such effects as euphoria, increased sexual sensations, heightened awareness, increased energy, legal "highs" and other similar effects (although the law allows the sale of ephedrine-containing products if intended and labeled for use as weight loss aids or sports nutrition products, such as those marketed by the Company, for sale to and use by those 18 years or older). There are also federal, state and local proposals to broaden the regulation of, or otherwise limit or prohibit, the sale of products containing ephedrine, including a New York State bill which would regulate any ephedrine-containing product, including Ma Huang, as a controlled substance to be dispensed only by prescription, no matter what labeling claims are made, and a recently introduced Congressional bill which would regulate as a drug any Ma Huang-containing dietary supplement claiming to produce euphoria, heightened awareness or similar mental or psychological effects.

  The Company's products containing Ma Huang may become subject to further federal, state, local or foreign laws or regulations, which could require the Company to: (i) reformulate its products with reduced ephedrine levels or with a substitute for Ma Huang and/or (ii) relabel its products with different warnings or revised directions for use. Even in the absence of further laws or regulation, the Company may elect to reformulate and/or relabel its products which contain Ma Huang. While the Company believes that its Ma Huang products could be reformulated and relabeled, there can be no assurance in that regard or that reformulation and/or relabeling would not have an adverse effect on sales of such products. See "--Product Liability."

PRODUCT LIABILITY

  The Company, like other retailers, distributors and manufacturers of products that are ingested, faces an inherent risk of exposure to product liability claims in the event that the use of its products results in injury. The Company currently has $75 million of product liability insurance (which does not cover matters relating to L-Tryptophan) with a $25,000 self-insurance retention per occurrence and $100,000 self-insurance retention in the aggregate. However, there can be no assurance that such insurance will continue to be available at a reasonable cost or if available will be adequate to cover liabilities.

  Twin Laboratories Inc. is or was a defendant in various legal actions seeking compensatory and, in some cases, punitive damages for alleged personal injuries from the ingestion of certain products containing allegedly contaminated added manufactured L-Tryptophan. As of November 1, 1996, 131 of a total of approximately 132 such lawsuits in which the Company was a named defendant have been either dismissed or settled at no cost to the Company under a defense and indemnification agreement (the "Indemnification Agreement") with Showa Denko America, Inc. ("SDA"), an American subsidiary of the Japanese manufacturer of the allegedly contaminated L-Tryptophan. As of November 1, 1996, Twin Laboratories Inc. was a named defendant in one such action.

  To date, the amount of damages sought in the remaining L-Tryptophan action has not been specified. The Company's available product liability insurance coverage of $3 million for L-Tryptophan matters in respect of claims made prior to December 31, 1993 is not available with respect to this action. There can be no assurance that when damages are specified in this action that the total amount thereof, if fully awarded against the Company alone and ignoring the existence of the Indemnification Agreement, would not have a material adverse effect on the Company's results of operations and financial condition. However, the Indemnification Agreement, the defense and resolution to date of numerous lawsuits by SDA without cost to the Company, the multitude of defendants and the possibility that liability could be assessed against or paid by other parties have led management of the Company, after consultation with outside legal counsel, to believe that the prospect for a material adverse effect on the Company's results of operations or financial condition is remote and no provision in the Company's financial statements has been made for any loss that may result from these actions. Although the Company believes that few new lawsuits concerning added manufactured L-Tryptophan are likely to be brought because of applicable statutes of limitation, the possibility of future such actions cannot be excluded. The Company no longer markets any products containing added manufactured L-Tryptophan. See "Business--Legal Matters."

  Twin Laboratories Inc. and others are named defendants in a wrongful death action entitled Thomas Hendry v. Twin Laboratories, Inc., et al., originally commenced in July 1995 in Fresno County (California) Superior Court (Action No. 536670-3). The plaintiff in this action alleges that his wife, Victoria Hendry, died as a result of the ingestion of the Company's "Ripped Fuel" (a bodybuilding product which plaintiff alleges contained Ma Huang, kola extract and chromium picolinate) and/or "Super Dieter's Teas", a product of Laci Le Beau Tea Company, and seeks both compensatory and punitive damages from the defendants. The Company has answered the complaint and intends to vigorously contest the plaintiff's claims. Discovery is not yet complete and it is premature to predict the likely outcome of the case. However, after consultation with outside legal counsel to the Company in this matter and after giving effect to the Company's available product liability insurance coverage, the Company believes that the prospect for a material adverse effect on the Company's results of operations or financial condition is remote and no provision in the Company's financial statements has been made for any loss that may result from this action. There can be no assurance that the Company will not be subject to further private civil actions with respect to its products which contain Ma Huang. See "--Certain Government Action and Adverse Publicity Regarding Certain Products Containing Ephedrine."

  The Company is presently engaged in various other legal actions, and, although ultimate liability cannot be determined at the present time, the Company is currently of the opinion that the amount of any such liability from these other actions after taking into consideration the Company's insurance coverage, will not have a material adverse effect on its results of operations and financial condition.

FTC PROCEEDING

  In 1989, Twin Laboratories Inc. received an informal inquiry from the New York Regional Office of the Federal Trade Commission ("FTC") seeking substantiation for certain advertising claims made for a segment of its "Fuel" bodybuilding and sports nutrition line of products. In response, Twin Laboratories Inc. submitted scientific substantiation and financial information to the FTC. The Company has been negotiating this matter with the FTC staff since December 1994.

  In August 1995, the FTC staff informed the Company that it intended to recommend to the FTC Commissioners that the FTC file a civil administrative complaint against the Company unless the Company agreed to settle the matter by a proposed consent order (the "Consent Order"), which Consent Order has since been the subject of negotiations between the FTC staff and the Company. In August 1996, the Company received a revised draft of the Consent Order which provides for, among other things: (1) injunctive relief prohibiting the Company from making certain muscle building and fat burning claims for four of its Fuel products and substantially similar products thereto without scientific substantiation and (2) a payment of $200,000 to the FTC. If a consent order is entered, violations of the terms thereof would allow the FTC to seek maximum penalties of $10,000 per day for each violation. The Company has determined at the current time not to settle this matter on the terms set forth in the most recent draft of the Consent Order, which draft the FTC has stated is its final offer for a negotiated settlement. The Company cannot at this time predict whether it will be able to reach a negotiated settlement of this matter.

  The FTC staff recently informed the Company that unless a settlement is reached, it would proceed to recommend to the FTC Commissioners that a civil administrative complaint seeking injunctive relief be issued against the Company. If such a recommendation were to be made by the FTC staff, the Company will be entitled to a hearing before the FTC Commissioners to present its position that the administrative complaint should not be issued. Should a complaint be issued, there can be no assurance that any injunctive relief and other terms of any eventual litigated resolution of this matter will be limited to those sought in the most recent draft of the Consent Order.

  In addition, the FTC staff has notified the Company that if the FTC were successful in an administrative litigation against the Company, the FTC may thereafter sue the Company in federal court seeking redress payments to consumers who purchased products containing claims that are subject to any administrative order that results from such administrative litigation. It is premature to assess whether a federal court would grant such a remedy or how any consumer redress payments would be calculated.

  The Company believes that it has adequate scientific substantiation for the claims at issue, and intends to vigorously defend this matter if a settlement is not reached. There can be no assurance that any injunctive relief or monetary payment (including the potential consumer redress payments) resulting from a negotiated or litigated resolution of this matter would not have a material adverse effect on the Company.

GOVERNMENT REGULATION

  The manufacturing, processing, formulating, packaging, labeling and advertising of the Company's products are subject to regulation by one or more federal agencies, including the United States Food and Drug Administration (the "FDA"), the FTC, the Consumer Product Safety Commission (the "CPSC"), the United States Department of Agriculture (the "USDA") and the Environmental Protection Agency (the "EPA"). The Company's activities are also regulated by various agencies of the states, localities and foreign countries to which the Company's products are distributed and in which the Company's products are sold.

  The composition and labeling of dietary supplements, which comprise a significant majority of the Company's products, is most actively regulated by the FDA under the provisions of the Federal Food, Drug, and Cosmetic Act ("FFDC Act"). The FFDC Act has been revised in recent years by the Nutrition Labeling and Education Act of 1990 ("NLEA") and by the Dietary Supplement Health and Education Act of 1994 ("DSHEA"). While in the judgment of the Company these regulatory changes are generally favorable to the dietary supplements industry, there can be no assurance that the Company will not in the future be subject to additional laws or regulations administered by various regulatory authorities. In addition, there can be no assurance that existing laws and regulations will not be repealed or be subject to more stringent or unfavorable interpretation by applicable regulatory authorities.

  The labeling requirements for dietary supplements have not been clearly established. In December 1995, the FDA issued proposed regulations to govern the labeling of dietary supplements. These regulations are expected to become final later in 1996, and would require the Company to revise all of its dietary supplement labels in 1997. The FDA has informally stated that it will, subject to public comment, withhold enforcement of these regulations until January 1, 1998.

  The State of California has investigated lead levels in foods pursuant to Proposition 65 of its Health & Safety Code ("Proposition 65"). Proposition 65 requires a warning on all products that contain identified reproductive toxins or carcinogens. In October 1996, the Company received a letter from a citizen group alleging that dietary supplements containing calcium compounds marketed by the Company may contain lead levels that exceed acceptable levels under Proposition 65, without providing the warning required by Proposition 65. This assertion has also been made against other companies. The Company disputes this assertion relating to its calcium, which it purchases from a third party supplier. There can be no assurance that, if this matter is pursued, the Company will not face civil penalties imposed by the State of California or damages resulting from citizen group litigation under Proposition 65.

  The Company cannot predict the nature of future laws, regulations, interpretations or applications, nor can it determine what effect either additional governmental regulations or administrative orders, when and if promulgated, or disparate federal, state and local regulatory schemes would have on its business in the future. They could, however, require the reformulation of certain products to meet new standards, the recall or discontinuance of certain products not able to be reformulated, additional recordkeeping, expanded documentation of the properties of certain products, expanded or different labeling and/or scientific substantiation. Any or all of such requirements could have a material adverse effect on the Company's results of operations and financial condition. See "--Certain Government Action and Adverse Publicity Regarding Certain Products Containing Ephedrine."

  Governmental regulations in foreign countries where the Company plans to commence or expand sales may prevent or delay entry into the market or prevent or delay the introduction, or require the reformulation, of certain of the Company's products. Compliance with such foreign governmental regulations is generally the responsibility of the Company's distributors for those countries. These distributors are independent contractors over whom the Company has limited control. See "Business--Regulatory Matters."

LEVERAGE

  The Company is highly leveraged. On a pro forma basis after giving effect to the Offerings and the Repayments, as of September 30, 1996, the Company would have had (i) approximately $100.7 million of outstanding debt and (ii) shareholders' equity of $19.5 million. See "Capitalization." This leverage, together with restrictions in the Company's financing instruments, may limit the Company's ability to obtain additional debt financing in the future and to respond to changing business and economic conditions and could adversely affect its ability to effect its business strategies. See "Description of Certain Indebtedness." Required payments of principal and interest on the Company's long-term debt are expected to be financed from operating cash flow, thus limiting the availability of such cash flow for other corporate purposes. The Company's ability to generate sufficient cash to meet its obligations is subject to many factors, certain of which are beyond its control, including economic conditions, regulatory factors and competition. While the Company believes that, based on current levels of operations and anticipated growth, its cash flow from operations, together with other sources of liquidity, will be adequate to meet its obligations, there can be no assurance that its actual cash flow will in fact be sufficient to service its debt. The Company's ability to grow is dependent on prevailing economic conditions and financial, business and other factors beyond its control. In the event the Company's operating cash flow and working capital are not sufficient to fund the Company's expenditures or to service its debt, the Company would be required to raise additional funds through capital contributions, the refinancing of all or part of its debt or the sale of assets. There can be no assurance that any of these sources of funds would be available in amounts sufficient for the Company to meet its obligations.

RESTRICTIONS IMPOSED BY TERMS OF THE COMPANY'S INDEBTEDNESS

  The Indenture (as defined herein) and the Existing Credit Facility impose (and the Amended and Restated Revolving Credit Facility is expected to impose) upon the Company certain financial and operating covenants, including, among others, requirements that the Company maintain certain financial ratios and satisfy certain financial tests, limitations on capital expenditures and restrictions on the ability of the Company to incur debt, pay dividends or take certain other corporate actions, all of which may restrict the Company's ability to expand or to pursue its business strategies. Changes in economic or business conditions, results of operations or other factors could in the future cause a violation of one or more covenants in the Company's debt instruments. See "Description of Certain Indebtedness."

RISKS OF FUTURE ACQUISITIONS

  One of the Company's business strategies is to pursue acquisition opportunities, including product line acquisitions, that complement its existing products, expand its distribution channel or are compatible with its business philosophy and strategic goals. Future acquisitions could be financed by internally generated funds, bank borrowings, public offerings or private placements of equity or debt securities, or a combination of the foregoing. In connection with the Offerings, the Company expects to enter into the Amended and Restated Revolving Credit Facility, which is expected to provide for a revolving credit facility of $50.0 million, up to $35.0 million of which is expected to be available to fund acquisitions, subject to certain conditions and reductions. There can be no assurance that the Company will be able to make acquisitions on terms favorable to the Company and that funds to finance an acquisition will be available or permitted under the Company's financing instruments. See "Description of Certain Indebtedness." If the Company completes acquisitions, it will encounter various associated risks, including the possible inability to integrate an acquired business into the Company's operations, potentially increased goodwill amortization, diversion of management's attention and unanticipated problems or liabilities, some or all of which could have a material adverse effect on the Company's results of operations and financial condition. In addition, such acquisitions could result in substantial equity dilution to existing stockholders. See "Business--Business Strategy."

COMPETITION

  The business of developing, manufacturing and selling vitamins, minerals, sports nutrition products and other nutritional supplements is highly competitive. Certain of the Company's competitors are substantially larger and have greater financial resources than the Company. See "Business-- Competition."

ABSENCE OF CLINICAL STUDIES AND SCIENTIFIC REVIEW; EFFECT OF PUBLICITY

  While the Company conducts extensive quality control testing on its products, the Company generally does not conduct or sponsor clinical studies on its products. See "Business--Manufacturing and Product Quality." The Company's products consist of vitamins, minerals, herbs and other ingredients that the Company regards as safe when taken as suggested by the Company. However, because the Company is highly dependent upon consumers' perception of the safety and quality of its products as well as similar products distributed by other companies (which may not adhere to the same quality standards as the Company), the Company could be adversely affected in the event any of the Company's products or any similar products distributed by other companies should prove or be asserted to be harmful to consumers. In addition, because of the Company's dependence upon consumer perceptions, adverse publicity associated with illness or other adverse effects resulting from consumers' failure to consume the Company's products as suggested by the Company or other misuse or abuse of the Company's products or any similar products distributed by other companies could have a material adverse effect on the Company's results of operations and financial condition.

  Furthermore, the Company believes the recent growth experienced by the nutritional supplement market is based in part on national media attention regarding recent scientific research suggesting potential health benefits from regular consumption of certain vitamins and other nutritional products. Such research has been described in major medical journals, magazines, newspapers and television programs. The scientific research to date is preliminary, and there can be no assurance of future favorable scientific results and media attention or of the absence of unfavorable or inconsistent findings.

DEPENDENCE ON DISTRIBUTORS AND SIGNIFICANT CUSTOMER

  The Company's success depends in part upon its ability to attract, retain and motivate a large base of distributors, and its ability to maintain a satisfactory relationship with GNC. Tree of Life, the Company's largest distributor, and GNC accounted for approximately 28% and 22%, respectively, of the Company's net sales in 1995. The loss of Tree of Life as a distributor or GNC as a customer, or the loss of a significant number of other distributors, or a significant reduction in purchase volume by Tree of Life, GNC or such other distributors, for any reason, would have a material adverse effect on the Company's results of operations and financial condition. See "Business-- Sales and Distribution."

AVAILABILITY OF RAW MATERIALS

  Substantially all of the Company's herbal supplements and herb teas contain ingredients that are harvested by and obtained from third-party suppliers, and many of those ingredients are harvested internationally and only once per year or on a seasonal basis. An unexpected interruption of supply, such as a harvest failure, could cause the Company's results of operations derived from such products to be adversely affected. Although the Company has generally been able to raise its prices in response to significant increases in the cost of such ingredients, the Company has not always in the past been, and may not in the future always be, able to raise prices quickly enough to offset the effects of such increased raw material costs.

INTELLECTUAL PROPERTY PROTECTION

  The Company's trademarks are valuable assets which are very important to the marketing of its products. The Company's policy is to pursue registrations for all of the trademarks associated with its key products. The Company has approximately 250 trademark registrations with the United States Patent and Trademark Office. The Company relies on common law trademark rights to protect its unregistered trademarks. Common law trademark rights do not provide the Company with the same level of protection as would U.S. federal registered trademarks. In addition, common law trademark rights extend only to the geographic area in which the trademark is actually used, while U.S. federal registration prohibits the use of the trademark by any third party anywhere in the United States.

CONTROL BY PRINCIPAL STOCKHOLDERS

  Upon completion of the Offerings, GEI will own 32.9% and the Continuing Stockholders will own 30.8%, of the Common Stock of TLC. As a result, GEI and the Continuing Stockholders will have significant influence over all matters requiring approval by the Company's stockholders without the approval of minority stockholders. In addition, if they choose to act together, GEI and the Continuing Stockholders will be able to elect all of the members of the Board of Directors of the Company, thereby significantly controlling the affairs and management of the Company. Such control could adversely affect the market price of the Common Stock or delay or prevent a change in control of the Company. In addition, pursuant to TLC's By-laws, GEI and the Continuing Stockholders may, if they choose to act together, effect most corporate matters requiring stockholder approval by written consent, without the need for a duly-noticed and duly-held meeting of stockholders. See "Principal Stockholders."

ABSENCE OF PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

  Prior to the Offerings, there has been no public market for the Common Stock. Consequently, the initial public offering price per share of the Common Stock has been determined by negotiations among management of the Company and the representatives of the Underwriters (the "Representatives"). See "Underwriting" for factors considered in determining the initial public offering price per share. There can be no assurance that an active trading market will develop and be sustained subsequent to the Offerings. The Common Stock may be subject to wide fluctuations in price in response to variations in quarterly operating results and other factors, including acquisitions and general economic or market conditions. In addition, broad market trading and valuation fluctuations have adversely affected the valuation of industry participants and may adversely affect the market price of the Common Stock. See "Underwriting."

SHARES ELIGIBLE FOR FUTURE SALE

  Immediately after completion of the Offerings, TLC will have 27,000,000 shares of Common Stock outstanding, of which the 8,500,000 shares sold pursuant to the Offerings will be freely tradeable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), except those shares acquired by "affiliates" of the Company as that term is defined under the Securities Act. Holders of the remaining shares will be eligible to sell such shares pursuant to Rule 144 ("Rule 144") under the Securities Act at prescribed times and subject to the manner of sale, volume, notice and information restrictions of Rule 144. The Company has granted certain institutional investors and their transferees, GEI and the Continuing Stockholders certain demand and piggyback registration rights covering an aggregate of 18,500,000 shares of Common Stock. The Company, its officers, directors and certain other stockholders who collectively are the beneficial holders of an aggregate of 17,205,000 shares of Common Stock, have agreed with the Underwriters, subject to certain exceptions, not to directly or indirectly, offer, sell, contract to sell, grant any option to purchase or otherwise dispose of, without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), any Common Stock, or any securities convertible into or exchangeable or exercisable for, or warrants, options or rights to purchase or acquire Common Stock or in any other manner transfer all or a portion of the economic consequences associated with the ownership of any Common Stock, or enter into any agreement to do any of the foregoing, for a period of 180 days after the date of this Prospectus. Upon the expiration of such 180 day period, such holders will in general be entitled to dispose of their shares, although the shares of Common Stock held by affiliates of the Company will continue to be subject to the restrictions of Rule 144 under the Securities Act. Sales of substantial amounts of such shares in the public market or the perception that such sales could occur could adversely affect the market price of the shares of Common Stock and the Company's ability to raise additional capital at a price favorable to the Company. See "Shares Eligible for Future Sale" and "Underwriting."

ANTI-TAKEOVER PROVISIONS

  The Company's Second Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") and By-laws, as well as Delaware corporate law, contain certain provisions that could have the effect of making it more difficult for a third party to acquire, or discouraging a third party from attempting to acquire, control of the Company. Certain of these provisions impose various procedural and other requirements, including advance notice and other provisions, that could make it more difficult for stockholders to effect certain corporate actions. The Company's Board of Directors has the authority to issue additional shares of preferred stock and to determine the designations, preferences and rights and the qualifications or restrictions of those shares without any further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate actions, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. These provisions could limit the price that certain investors might be willing to pay in the future for shares of Common Stock. Furthermore, certain provisions of the Existing Credit Facility and the Indenture provide, and certain provisions of the Amended and Restated Revolving Credit Facility are expected to provide, for the acceleration of the indebtedness evidenced thereby upon the occurrence of certain change in control events (as defined in such debt instruments), which provisions could also tend to prevent or discourage the acquisition of the Company by a third party. See "Description of Certain Indebtedness."

  HOLDING COMPANY STRUCTURE; RESTRICTIONS ON DIVIDENDS

  TLC conducts its business through its direct and indirect subsidiaries and has no operations of its own. The principal assets of TLC are the capital stock of its direct and indirect subsidiaries, Twin Laboratories Inc. and ARP. Accordingly, TLC has no independent means of generating revenues. As a holding company, TLC's internal sources of funds to meet its cash needs, including payment of expenses, are dividends and other permitted payments from its direct and indirect subsidiaries. Financing arrangements under which Twin Laboratories Inc. is the borrower restrict the payment of dividends and the making of loans, advances or other distributions to TLC except in certain limited circumstances. See "Dividend Policy" and "Description of Certain Indebtedness."

                                USE OF PROCEEDS

  The net proceeds to be received by the Company from the sale of the 8,500,000 shares of Common Stock offered hereby are estimated to be approximately $117.0 million, assuming an initial public offering price of $15.00 per share and after deducting the estimated underwriting discounts and commissions and offering expenses payable by the Company. Such net proceeds and, to the extent necessary, available cash resources of the Company (including possible borrowings available under the Amended and Restated Revolving Credit Facility) will be used to repay all of the Company's outstanding indebtedness under the term loan facility contained in the Existing Credit Facility, plus accrued and unpaid interest thereon, and to redeem all of the outstanding shares of Senior Preferred Stock and Junior Preferred Stock having an aggregate liquidation preference of $67.0 million, plus accrued and unpaid dividends thereon. Subsequent to the Transactions, the Company repaid $6.0 million of outstanding indebtedness under the term loan facility contained in the Existing Credit Facility. The term loan facility generally bears interest at alternative rates ranging from 2.5% over LIBOR to 1.25% over the ABR (as defined herein) and matures on May 7, 2002. The borrowings under the term loan facility were used to effect the Acquisition. The balance, if any, of the net proceeds of the Offerings will be used for general corporate purposes. Affiliates of DLJ own $7.5 million in aggregate liquidation preference of the Senior Preferred Stock and will receive approximately $7.5 million of the net proceeds of the Offerings in connection with the redemption of such shares, plus accrued and unpaid dividends thereon. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources," "Description of Certain Indebtedness," "Description of Capital Stock" and "Underwriting."

                                DIVIDEND POLICY

  From 1993 until the consummation of the Acquisition, the Company consisted solely of "S" corporations. While maintaining such status, the Company periodically declared and paid dividends to its shareholders, including amounts sufficient for its shareholders to pay their income taxes on the earnings of the Company that were treated as having been earned by the Company's shareholders. The Company terminated its "S" corporation status in connection with the consummation of the Acquisition.

  The Company currently intends to retain earnings to finance its operations and future growth and does not anticipate paying any cash dividends on its Common Stock in the foreseeable future. TLC conducts its business through its direct and indirect subsidiaries and has no operations of its own. The principal assets of TLC are the capital stock of its direct and indirect subsidiaries, Twin Laboratories Inc. and ARP. Accordingly, TLC has no independent means of generating revenues. As a holding company, TLC's internal sources of funds to meet its cash needs, including payment of expenses, are dividends and other permitted payments from its direct and indirect subsidiaries. Financing arrangements under which Twin Laboratories Inc. is the borrower restrict the payment of dividends and the making of loans, advances or other distributions to TLC, except in certain limited circumstances. See "Description of Certain Indebtedness." The payment of cash dividends in the future will depend upon, among other things, the Company's results of operations, financial condition, cash requirements and other factors deemed relevant by the Company's Board of Directors.

                                   DILUTION

  As of September 30, 1996, TLC's deficit in net tangible book value was $(104.9) million or $(5.67) per share. Net tangible book value per share represents the amount of TLC's total tangible assets less TLC's total liabilities and Preferred Stock, divided by the number of shares of Common Stock outstanding. Without taking into account any other changes in net tangible book value after September 30, 1996, other than to give effect to the sale of 8,500,000 shares of Common Stock offered by the Company at an assumed initial public offering price of $15.00 per share (the assumed mid-point of the range shown on the cover page of this Prospectus), the receipt of the proceeds therefrom after deducting underwriting discounts and commissions and the estimated expenses of the Offerings and the Repayments, the net tangible book value of TLC on September 30, 1996 would have been $12.1 million or $0.45 per share. This amount represents an immediate increase in net tangible book value of approximately $6.12 per share to the existing stockholders and an immediate dilution of $14.55 per share to purchasers of the Common Stock. The following table illustrates this per share dilution:

Initial public offering price per share.........................         $15.00
  Deficit in net tangible book value per share as of September
   30, 1996..................................................... $(5.67)
  Increase in net tangible book value per share attributable to    6.12
   new investors................................................ ------
Net tangible book value per share after giving effect to the
 Offerings......................................................           0.45
                                                                         ------
Dilution in net tangible book value per share to new
 investors(a)...................................................         $14.55
                                                                         ======

  (a) If the Underwriters' over-allotment option is exercised in full, the net tangible book value per share will be $1.06, resulting in dilution to new investors in the Offerings of $13.94 per share. See "Underwriting."

  The following table summarizes as of September 30, 1996 the number of shares of capital stock purchased from the Company and the total consideration paid and the average price paid per share by existing stockholders and new investors at the assumed initial public offering price of $15.00 per share.

                                SHARES PURCHASED  TOTAL CONSIDERATION   AVERAGE
                               ------------------ -------------------- PRICE PER
                                 NUMBER   PERCENT    AMOUNT    PERCENT   SHARE
                               ---------- ------- ------------ ------- ---------
Existing stockholders......... 18,500,000   68.5% $ 10,000,000    7.3%  $ 0.54
New investors.................  8,500,000   31.5   127,500,000   92.7   $15.00
                               ----------  -----  ------------  -----
  Total....................... 27,000,000  100.0% $137,500,000  100.0%
                               ==========  =====  ============  =====

                                CAPITALIZATION

  The following table sets forth the actual capitalization of the Company as of September 30, 1996, and as adjusted to reflect the Offerings and the Repayments at an assumed initial public offering price of $15.00 per share. The capitalization of the Company should be read in conjunction with the Company's Consolidated Financial Statements and the notes thereto and the "Unaudited Pro Forma Condensed Consolidated Financial Data" included elsewhere in this Prospectus.

                                                              AS OF SEPTEMBER
                                                                 30, 1996
                                                             ------------------
                                                                          AS
                                                              ACTUAL   ADJUSTED
                                                             --------  --------
                                                              (IN THOUSANDS)
Cash and cash equivalents................................... $  8,367  $  7,201
                                                             ========  ========
Long-term debt (including current portion)
  Existing Credit Facility.................................. $ 47,000  $    --
  Notes.....................................................  100,000   100,000
  Other debt................................................      359       359
  Capital lease obligations.................................      338       338
                                                             --------  --------
    Total long-term debt....................................  147,697   100,697
                                                             --------  --------
Senior redeemable cumulative preferred stock................   30,000       --
                                                             --------  --------
Junior redeemable cumulative preferred stock................   37,000       --
                                                             --------  --------
Shareholders' equity (deficit)
  Common Stock..............................................   18,500    27,000
  Additional paid-in capital................................   75,833   184,333
  Accumulated deficit....................................... (189,028) (191,839)
                                                             --------  --------
    Total shareholders' equity (deficit)....................  (94,695)   19,494
                                                             --------  --------
    Total capitalization.................................... $120,002  $120,191
                                                             ========  ========

           UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA

  The following unaudited pro forma financial data have been prepared by the Company's management from the Consolidated Financial Statements of the Company and the notes thereto included elsewhere in this Prospectus. The unaudited pro forma condensed consolidated statements of income for the year ended
December 31, 1995, and the nine months ended September 30, 1995 and 1996 reflect adjustments as if the Transactions, the Offerings and the Repayments had been consummated and were effective as of January 1, 1995. The unaudited pro forma condensed consolidated balance sheet as of September 30, 1996 gives effect to the Offerings and the Repayments as if they had occurred on such date. See "Prospectus Summary--The Acquisition."

  The financial effects of the Transactions, the Offerings and the Repayments as presented in the pro forma financial data are not necessarily indicative of either the Company's financial position or the results of its operations which would have been obtained had the Transactions, the Offerings and the Repayments actually occurred on the dates described above, nor are they necessarily indicative of the results of future operations. As used in the "Unaudited Pro Forma Condensed Consolidated Financial Data," the term Offerings includes the Repayments. The pro forma financial data should be read in conjunction with the notes thereto, which are an integral part thereof, and with the Consolidated Financial Statements of the Company and the notes thereto included elsewhere in this Prospectus.

        UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF INCOME

                          YEAR ENDED DECEMBER 31, 1995

                                                                                   PRO FORMA
                                                                                    FOR THE
                                      ADJUSTMENTS     PRO FORMA    ADJUSTMENTS    TRANSACTIONS
                                     RELATED TO THE    FOR THE    RELATED TO THE    AND THE
                          HISTORICAL  TRANSACTIONS   TRANSACTIONS   OFFERINGS      OFFERINGS
                          ---------- --------------  ------------ --------------  ------------
                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales...............   $148,735     $    --        $148,735      $   --         $148,735
Cost of sales...........     89,932          --          89,932          --           89,932
                           --------     --------       --------      -------        --------
Gross profit............     58,803          --          58,803          --           58,803
Operating expenses......     27,191          400 (a)     27,591          --           27,591
                           --------     --------       --------      -------        --------
Income from operations..     31,612         (400)        31,212          --           31,212
                           --------     --------       --------      -------        --------
Other (expense) income:
  Interest income.......        313         (313)(b)        --           --              --
  Interest expense......       (866)     (14,818)(c)    (15,684)       4,729 (d)     (10,955)
  Transaction expenses..       (656)         656 (e)        --           --              --
  Other.................         61          --              61          --               61
                           --------     --------       --------      -------        --------
                             (1,148)     (14,475)       (15,623)       4,729         (10,894)
                           --------     --------       --------      -------        --------
Income before provision
 for income taxes.......     30,464      (14,875)        15,589        4,729          20,318
Provision for income
 taxes..................        240        5,931 (f)      6,171        1,872 (g)       8,043
                           --------     --------       --------      -------        --------
Net income..............     30,224      (20,806)         9,418        2,857          12,275
Preferred Stock divi-           --        (8,767)(h)     (8,767)       8,767 (i)         --
 dends..................   --------     --------       --------      -------        --------
Net income available for   $ 30,224     $(29,573)      $    651      $11,624        $ 12,275
 common shareholders....   ========     ========       ========      =======        ========
PRO FORMA RELATING TO
 CHANGE IN TAX STATUS
Historical income before
 provision for income
 taxes..................   $ 30,464
Pro forma provision for      12,060
 income taxes (j).......   --------
Pro forma net income....   $ 18,404
                           ========
Pro forma net income per   $   0.68                                                 $   0.45
 common share...........   ========                                                 ========
Weighted average common      27,000                                                   27,000
 shares outstanding(k)..   ========                                                 ========

        UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF INCOME

                      NINE MONTHS ENDED SEPTEMBER 30, 1996

                                                                                    PRO FORMA
                                                                                     FOR THE
                                         ADJUSTMENTS    PRO FORMA    ADJUSTMENTS   TRANSACTIONS
                                        RELATED TO THE   FOR THE    RELATED TO THE   AND THE
                          HISTORICAL     TRANSACTIONS  TRANSACTIONS   OFFERINGS     OFFERINGS
                          ----------    -------------- ------------ -------------- ------------
                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales...............   $121,230         $  --        $121,230       $  --        $121,230
Cost of sales...........     71,682            --          71,682          --          71,682
                           --------         ------       --------       ------       --------
Gross profit............     49,548            --          49,548          --          49,548
Operating expenses......     22,644            141 (a)     22,785          --          22,785
                           --------         ------       --------       ------       --------
Income from operations..     26,904           (141)        26,763          --          26,763
                           --------         ------       --------       ------       --------
Other (expense) income:
  Interest income.......        452           (452)(b)        --           --             --
  Interest expense......     (6,903)        (4,904)(c)    (11,807)       3,547 (d)     (8,260)
  Transaction expenses .       (400)           400 (e)        --           --             --
  Nonrecurring non-
   competition agreement
   expense..............    (15,300)        15,300 (e)        --           --             --
  Other.................         15            --              15          --              15
                           --------         ------       --------       ------       --------
                            (22,136)        10,344        (11,792)       3,547         (8,245)
                           --------         ------       --------       ------       --------
Income before provision
 for income taxes.......      4,768         10,203         14,971        3,547         18,518
Provision for income
 taxes..................      3,266          2,722 (f)      5,988        1,420 (g)      7,408
                           --------         ------       --------       ------       --------
Net income..............      1,502          7,481          8,983        2,127         11,110
Preferred Stock
 dividends..............     (3,386)        (3,086)(h)     (6,472)       6,472 (i)        --
                           --------         ------       --------       ------       --------
Net income available for   $ (1,884)        $4,395       $  2,511       $8,599       $ 11,110
 common shareholders....   ========         ======       ========       ======       ========
PRO FORMA RELATING TO
 CHANGE IN TAX STATUS
Historical income before
 provision for income
 taxes..................   $  4,768
Pro forma provision for       8,027
 income taxes (j).......   --------
Pro forma net income       $ (3,259)
 (loss).................   ========
Pro forma net income
 (loss) per common         $  (0.25)(l)                                              $   0.41
 share..................   ========                                                  ========
Weighted average common      27,000                                                    27,000
 shares outstanding (k).   ========                                                  ========

                      NINE MONTHS ENDED SEPTEMBER 30, 1995

                                                                                  PRO FORMA
                                                                                   FOR THE
                                      ADJUSTMENTS     PRO FORMA    ADJUSTMENTS   TRANSACTIONS
                                     RELATED TO THE    FOR THE    RELATED TO THE   AND THE
                          HISTORICAL  TRANSACTIONS   TRANSACTIONS   OFFERINGS     OFFERINGS
                          ---------- --------------  ------------ -------------- ------------
                                                    (IN THOUSANDS)
Net sales...............   $104,822     $    --        $104,822       $  --        $104,822
Cost of sales...........     63,945          --          63,945          --          63,945
                           --------     --------       --------       ------       --------
Gross profit............     40,877          --          40,877          --          40,877
Operating expenses......     20,521          300 (a)     20,821          --          20,821
                           --------     --------       --------       ------       --------
Income from operations..     20,356         (300)        20,056          --          20,056
                           --------     --------       --------       ------       --------
Other (expense) income:
  Interest income.......        227         (227)(b)        --           --             --
  Interest expense......       (638)     (11,141)(c)    (11,779)       3,547 (d)     (8,232)
  Other.................       (193)         --            (193)         --            (193)
                           --------     --------       --------       ------       --------
                               (604)     (11,368)       (11,972)       3,547         (8,425)
                           --------     --------       --------       ------       --------
Income before provision
 for income taxes.......     19,752      (11,668)         8,084        3,547         11,631
Provision for income
 taxes..................        139        3,061 (f)      3,200        1,404 (g)      4,604
                           --------     --------       --------       ------       --------
Net income..............     19,613      (14,729)         4,884        2,143          7,027
Preferred Stock
 dividends..............        --        (6,472)(h)     (6,472)       6,472 (i)        --
                           --------     --------       --------       ------       --------
Net income available for
 common shareholders....   $ 19,613     $(21,201)      $ (1,588)      $8,615       $  7,027
                           ========     ========       ========       ======       ========
PRO FORMA RELATING TO
 CHANGE IN TAX STATUS
Historical income before
 provision for income
 taxes..................   $ 19,752
Pro forma provision for
 income taxes (j).......      7,818
                           --------
Pro forma net income....   $ 11,934
                           ========

              NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                             STATEMENTS OF INCOME

(a) Represents the LGP Management Fee (as defined herein). See "Certain Relationships and Related Transactions--Transactions with LGP."

(b) Represents a reduction in interest income on cash and cash equivalents.

(c) The interest expense adjustment relating to the Transactions is as follows:

                                                          NINE MONTHS
                                          YEAR ENDED  ENDED SEPTEMBER 30,
                                         DECEMBER 31, ---------------------
                                             1995        1995       1996
                                         ------------ ----------  ---------
                                                    (IN THOUSANDS)
      Interest expense on the Notes and
       the Existing Credit Facility at
       a composite interest rate of
       9.5%, including revolving credit
       commitment and administration
       fees............................    $14,676    $   11,007  $   4,813
      Interest expense on refinanced
       debt............................       (807)         (578)      (241)
                                           -------    ----------  ---------
                                            13,869        10,429      4,572
      Amortization of deferred
       financing costs.................        949           712        332
                                           -------    ----------  ---------
      Interest expense adjustment......    $14,818    $   11,141  $   4,904
                                           =======    ==========  =========

(d) The interest expense adjustment relating to the Offerings is as follows:

                                                            NINE MONTHS
                                            YEAR ENDED  ENDED SEPTEMBER 30,
                                           DECEMBER 31, -------------------
                                               1995       1995      1996
                                           ------------ --------- ---------
                                                      (IN THOUSANDS)
      Interest expense relating to
       borrowings under Existing Credit
       Facility repaid....................    $4,240    $   3,180 $   3,180
      Amortization of deferred financing
       costs relating to borrowings under
       Existing Credit Facility repaid....       489          367       367
                                              ------    --------- ---------
      Interest expense adjustment.........    $4,729    $   3,547 $   3,547
                                              ======    ========= =========

(e) Represents a reduction in nonrecurring expenses incurred which are directly attributable to the Transactions.

(f) Reflects the net increase in the provision for income taxes assuming (i) the Company was a "C" corporation and (ii) the increase in net expenses described in notes (a), (b), (c) and (e) above.

(g) Represents an increase in the provision for income taxes as a result of the decrease in interest expense described in note (d).

(h) Represents dividends accrued on the Preferred Stock.

(i) Represents the elimination of the dividends accrued on the Preferred Stock due to the redemption of the Preferred Stock in connection with the Offerings.

(j) The Company consisted of "S" corporations prior to the consummation of the Acquisition on May 7, 1996. The pro forma income statement information reflects adjustments to historical net income as if the Company had not elected "S" corporation status for income tax purposes.

(k) Weighted average shares outstanding represents the number of equivalent shares outstanding after giving retroactive effect to TLC's 18.5 for 1 stock split (effected in the form of a stock dividend) and assumes that the 10,175,000 shares issued in connection with the Acquisition and the 8,500,000 shares of Common Stock offered hereby were outstanding during each of the periods indicated. See Notes to the Consolidated Financial Statements of the Company included elsewhere in this Prospectus.

(l) Pro forma net income (loss) per common share has been computed by dividing pro forma net income (loss), after reduction for Preferred Stock dividends, by the weighted average shares outstanding.

         UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET DATA

                                               AS OF SEPTEMBER 30, 1996
                                        -------------------------------------------
                                                   ADJUSTMENTS
                                                   RELATED TO    PRO FORMA
                                                       THE        FOR THE
                                         ACTUAL     OFFERINGS    OFFERINGS
                                        ----------------------------------
                                                    (IN THOUSANDS)
ASSETS
Current assets:
  Cash and cash equivalents...........  $   8,367    $(1,166)(a) $  7,201
  Accounts receivable, net of
   allowance for bad debts............     25,071        --        25,071
  Inventories.........................     30,779        --        30,779
  Deferred tax assets.................        112        --           112
  Prepaid expenses and other current
   assets.............................      1,347        --         1,347
                                        ---------    -------     --------
    Total current assets..............     65,676     (1,166)      64,510
Property, plant and equipment, net....     13,456        --        13,456
Deferred tax assets...................     54,020        --        54,020
Other assets..........................     10,256     (2,811)(b)    7,445
                                        ---------    -------     --------
Total assets..........................  $ 143,408    $(3,977)    $139,431
                                        =========    =======     ========
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Current portion of long-term debt...  $      86    $   --      $     86
  Current portion of capital lease
   obligations........................        143        --           143
  Accounts payable....................     10,366        --        10,366
  Accrued expenses and other current
   liabilities........................     13,040     (4,166)(c)    8,874
                                        ---------    -------     --------
  Total current liabilities...........     23,635     (4,166)      19,469
Long-term debt, less current portion..     47,273    (47,000)(d)      273
Capital lease obligations, less
 current portion......................        195        --           195
Notes.................................    100,000        --       100,000
                                        ---------    -------     --------
  Total liabilities...................    171,103    (51,166)     119,937
                                        ---------    -------     --------
Senior redeemable cumulative preferred     30,000    (30,000)(d)      --
 stock................................  ---------    -------     --------
Junior redeemable cumulative preferred     37,000    (37,000)(d)      --
 stock................................  ---------    -------     --------
Shareholders' equity (deficit):
  Common Stock........................     18,500      8,500 (e)   27,000
  Additional paid-in capital..........     75,833    108,500 (e)  184,333
  Accumulated deficit.................   (189,028)    (2,811)(b) (191,839)
                                        ---------    -------     --------
    Total shareholders' equity            (94,695)   114,189       19,494
     (deficit)........................  ---------    -------     --------
Total liabilities and shareholders'
 equity (deficit).....................  $ 143,408    $(3,977)    $139,431
                                        =========    =======     ========

    NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET DATA

(a) Represents the use of available cash of Twin Laboratories Inc. to make a portion of the Repayments (see note (c) below).
(b) Represents a $2,811 decrease in other assets relating to the elimination of deferred financing costs associated with the Existing Credit Facility, which will be recorded as an extraordinary item upon the consummation of the Offerings.
(c) Represents the elimination of accrued interest of $780 relating to borrowings under the term loan facility contained in the Existing Credit Facility and the elimination of accrued dividends payable of $3,386 relating to the Senior Preferred Stock and the Junior Preferred Stock.
(d) Represents the application of the net proceeds of the Offerings to make a portion of the Repayments. See "Use of Proceeds."
(e) Represents a $117,000 increase to Common Stock and additional paid-in capital relating to the net proceeds of the Offerings.

                      SELECTED HISTORICAL FINANCIAL DATA

  The following selected consolidated financial data as of December 31, 1991 and for the year then ended and as of September 30, 1995 and 1996 and for the nine month periods ended September 30, 1995 and 1996 are derived from the unaudited consolidated financial statements of the Company. In the opinion of management, the unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for such periods. The results for the interim periods are not necessarily indicative of the results for the related full fiscal year. The selected consolidated financial data as of December 31, 1992, 1993, 1994 and 1995 and for each of the years then ended has been derived from the audited consolidated financial statements of the Company. The report of Deloitte & Touche LLP, independent auditors, on the consolidated financial statements as of December 31, 1994 and 1995, and for each of the three years in the period ended December 31, 1995 is included elsewhere herein. The selected consolidated financial data should be read in conjunction with, and is qualified in its entirety by, the Consolidated Financial Statements of the Company and the notes thereto and the other financial information included elsewhere in this Prospectus.

                                                                            NINE MONTHS
                                  YEAR ENDED DECEMBER 31,               ENDED SEPTEMBER 30,
                         ---------------------------------------------  --------------------
                          1991     1992     1993      1994      1995      1995       1996
                          ----     ----     ----      ----      ----      ----       ----
STATEMENT OF INCOME DA-
 TA:                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
 Net sales.............. $70,165  $83,014  $99,897  $117,342  $148,735  $ 104,822  $ 121,230
 Cost of sales..........  44,664   51,214   62,131    70,247    89,932     63,945     71,682
                         -------  -------  -------  --------  --------  ---------  ---------
 Gross profit...........  25,501   31,800   37,766    47,095    58,803     40,877     49,548
 Operating expenses.....  14,570   17,463   21,125    23,022    27,191     20,521     22,644
                         -------  -------  -------  --------  --------  ---------  ---------
 Income from operations.  10,931   14,337   16,641    24,073    31,612     20,356     26,904
                         -------  -------  -------  --------  --------  ---------  ---------
 Other (expense) income:
  Interest income.......     375      302      242       254       313        227        452
  Interest expense......    (461)    (494)    (487)     (761)     (866)      (638)    (6,903)
  Transaction expenses..     --       --       --        --       (656)       --        (400)
  Nonrecurring non-
   competition agreement
   expense..............     --       --       --        --        --         --     (15,300)
  Other.................    (514)    (135)     510       354        61       (193)        15
                         -------  -------  -------  --------  --------  ---------  ---------
                            (600)    (327)     265      (153)   (1,148)      (604)   (22,136)
                         -------  -------  -------  --------  --------  ---------  ---------
 Income before unusual
  item, provision for
  income taxes and
  extraordinary item....  10,331   14,010   16,906    23,920    30,464     19,752      4,768
 Unusual item--
  nonrecurring charge
  for prior years'
  income tax assessment.     --       --       --      1,982       --         --         --
 Provision for income        169      651      230       245       240        139      3,266
  taxes................. -------  -------  -------  --------  --------  ---------  ---------
 Income before
  extraordinary item....  10,162   13,359   16,676    21,693    30,224     19,613      1,502
 Extraordinary item.....     --        76      --        --        --         --         --
                         -------  -------  -------  --------  --------  ---------  ---------
 Net income............. $10,162  $13,435  $16,676  $ 21,693  $ 30,224  $  19,613  $   1,502
                         =======  =======  =======  ========  ========  =========  =========
 PRO FORMA RELATING TO
  CHANGE IN TAX STATUS:
  (A)
 Historical income
  before provision for
  income taxes.......... $10,331  $14,010  $16,906  $ 21,938  $ 30,464  $  19,752  $   4,768
 Pro forma provision for
  income taxes..........   4,017    5,436    6,644     9,087    12,060      7,818      8,027
                         -------  -------  -------  --------  --------  ---------  ---------
 Pro forma net income
  (loss)................ $ 6,314  $ 8,574  $10,262  $ 12,851  $ 18,404  $  11,934  $  (3,259)
                         =======  =======  =======  ========  ========  =========  =========
 Pro forma net income
  (loss) per share......                                      $   0.68             $   (0.25)(b)
                                                              ========             =========
 Weighted average shares
  outstanding (c).......                                        27,000                27,000
                                                              ========             =========
OTHER DATA:
 Capital expenditures... $ 1,472  $ 1,304  $ 4,904  $  1,786  $  2,641  $   2,465  $   1,253
 Depreciation...........     783      806      710       851       909        606        823
 Amortization...........      20       86       95        99       102         58        499
 Net sales growth.......    17.4%    18.3%    20.3%     17.5%     26.8%       -- %      15.7%
 Income from operations
  growth................    37.7     31.2     16.1      44.7      31.3        --        32.2
 Pro forma net income
  growth................     --      35.8     19.7      25.2      43.2        --         --
 Income from operations
  margin (d)............    15.6     17.3     16.7      20.5      21.3       19.4       22.2

                                                  (continued on following page)

                                                                      AS OF
                                   AS OF DECEMBER 31,             SEPTEMBER 30,
                         --------------------------------------- ---------------
                          1991    1992    1993    1994    1995    1995    1996
                          ----    ----    ----    ----    ----    ----    ----
                                             (IN THOUSANDS)
BALANCE SHEET DATA:
 Net working capital
  (excluding cash and
  cash equivalents,
  marketable securities
  and current debt)..... $14,097 $18,575 $25,437 $35,056 $39,405 $37,575 $33,903
 Property, plant and
  equipment, net........   7,645   7,863  10,732  12,071  13,036  13,163  13,456
 Total assets...........  36,878  44,368  55,587  64,706  75,309  67,933 143,408
 Total debt (including
  current debt).........   6,100   6,066   8,039   9,288   8,792   9,367 147,697
 Senior and junior
  redeemable preferred
  stock.................     --      --      --      --      --      --   67,000
 Shareholders' equity
  (deficit).............  26,587  33,180  40,543  48,671  55,405  47,689 (94,695)

---------------------
(a) The Company consisted of S corporations and, accordingly, federal and state taxes were generally paid at the shareholder level only. Upon consummation of the Transactions, the Company eliminated its S corporation status and, accordingly, will be subject to federal and state income taxes.
(b) Pro forma net loss per share for the nine months ended September 30, 1996 has been computed by dividing pro forma net loss, after reduction for Preferred Stock dividends of $3.4 million, by the weighted average shares outstanding.
(c) Weighted average shares outstanding represents the number of equivalent shares outstanding after giving retroactive effect to TLC's 18.5 for 1 stock split (effected in the form of a stock dividend) and assumes that the 10,175,000 shares issued in connection with the Acquisition and the 8,500,000 shares of Common Stock offered hereby are outstanding during each of the periods indicated. See Notes to the Consolidated Financial Statements of the Company included elsewhere in this Prospectus.
(d) Income from operations margin equals income from operations as a percentage of net sales.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

  The following discussion and analysis should be read in conjunction with "Selected Historical Financial Data" and the audited Consolidated Financial Statements of the Company and the notes thereto included elsewhere in this Prospectus. The Company consisted of "S" corporations for the years ended December 31, 1995, 1994 and 1993 and through the consummation of the Acquisition on May 7, 1996. Accordingly, federal and state taxes were generally paid at the shareholder level only. The provision for income taxes through May 7, 1996 and for the years ended December 31, 1995, 1994 and 1993 represented state taxes for New York, which imposes a corporate tax for all income in excess of $0.2 million. Upon consummation of the Transactions, the Company eliminated its "S" corporation status and, accordingly, is subject to federal and state income taxes.

  The following table sets forth, for the periods indicated, certain historical income statement and other data for the Company and also sets forth certain of such data as a percentage of net sales.

                                                                             NINE MONTHS
                                 YEAR ENDED DECEMBER 31,                 ENDED SEPTEMBER 30,
                          ------------------------------------------  ---------------------------
                             1993           1994           1995           1995          1996
                          ------------  -------------  -------------  ------------  -------------
                            $      %      $       %      $       %      $      %       $      %
                          -----  -----  ------  -----  ------  -----  ------ -----  ------- -----
                                               (DOLLARS IN MILLIONS)
Vitamins, Minerals &
 Amino Acids............  $29.1   29.1% $ 32.3   27.5% $ 37.1   24.9% $ 25.6  24.4% $  29.2  24.1%
Sports Nutrition........   34.7   34.7    39.9   34.0    53.9   36.2    38.4  36.6     43.7  36.0
Special Formulas........   23.6   23.7    31.0   26.4    41.2   27.7    26.5  25.3     31.4  25.8
Herbal Supplements &
 Phytonutrients.........   12.0   12.0    14.5   12.3    19.8   13.3    14.6  13.9     16.5  13.7
Herb Teas...............    3.0    3.0     4.2    3.6     5.8    3.9     4.1   3.9      5.7   4.7
Publishing..............    2.7    2.7     3.4    3.0     4.8    3.3     4.2   4.1      4.1   3.4
                          -----  -----  ------  -----  ------  -----  ------ -----  ------- -----
 Gross Sales............  105.1  105.2   125.3  106.8   162.6  109.3   113.4 108.2    130.6 107.7
 Discounts & Allowances.   (5.2)  (5.2)   (8.0)  (6.8)  (13.9)  (9.3)  (8.6) (8.2)    (9.4) (7.7)
                          -----  -----  ------  -----  ------  -----  ------ -----  ------- -----
 Net Sales..............  $99.9  100.0% $117.3  100.0% $148.7  100.0% $104.8 100.0% $ 121.2 100.0%
Gross Profit............   37.8   37.8    47.1   40.1    58.8   39.5    40.9  39.0     49.6  40.9
Operating Expenses......   21.1   21.1    23.0   19.6    27.2   18.3    20.5  19.6     22.6  18.7
Income From Operations..   16.6   16.7    24.1   20.5    31.6   21.3    20.4  19.4     26.9  22.2

NINE MONTHS ENDED SEPTEMBER 30, 1996 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1995

  Net Sales. Net sales for the nine months ended September 30, 1996 was $121.2 million, an increase of $16.4 million, or 15.7%, as compared to net sales of $104.8 million for the nine months ended September 30, 1995. The 15.7% increase was attributable to increases in gross sales in each of the Company's six product categories other than publishing, partially offset by an increase in discounts and allowances which was due to the Company's increased sales volume. Vitamins, minerals and amino acids contributed $29.2 million, an increase of $3.6 million, or 14.3%, as compared to $25.6 million for the nine months ended September 30, 1995. The increase in gross sales of vitamins, minerals and amino acids was primarily due to continued strong consumer interest in these products. Sports nutrition products contributed $43.7 million, an increase of $5.3 million, or 13.7%, as compared to $38.4 million for the nine months ended September 30, 1995, primarily due to the increased demand for a variety of these products, including $1.2 million of gross sales in September 1996 from the Company's newly-introduced line of Ma Huang-free products. Special formulas contributed $31.4 million, an increase of $4.9 million, or 18.4%, as compared to $26.5 million for the nine months ended September 30, 1995. The increase in gross sales of special formulas was primarily due to the successful introduction of a variety of new product formulations. Herbal supplements and phytonutrients contributed $16.5 million, an increase of $1.9 million, or 13.3%, as compared to $14.6 million for the nine months ended September 30, 1995, and herb teas contributed $5.7 million, an increase of $1.6 million, or 39.8%, as compared to $4.1 million for the nine months ended September 30, 1995. The gross sales increase in both herbal supplements and phytonutrients and herb teas was primarily due to new product introductions, continued strong consumer interest in existing products and increased penetration of Nature's Herbs and Alvita products into domestic health food stores. Publishing contributed $4.1 million as compared to $4.2 million for the nine months ended September 30, 1995.

  Gross Profit. Gross profit for the nine months ended September 30, 1996 was $49.6 million, which represented an increase of $8.7 million, or 21.2%, as compared to $40.9 million for the nine months ended September 30, 1995. Gross profit margin was 40.9% for the nine months ended September 30, 1996 as compared to 39.0% for the nine months ended September 30, 1995. The overall increase in gross profit dollars was attributable to the Company's higher sales volume for the nine months ended September 30, 1996. The increase in gross profit margin for the nine months ended September 30, 1996 as compared to the nine months ended September 30, 1995 was due primarily to a more favorable product mix, to higher gross profit margins on recently introduced new product formulations and product line extensions, to a reduction in sales discounts and allowances offered on certain TWINLAB and Nature's Herbs products under certain sales programs introduced in 1995 and to continued absorption of manufacturing overhead expenses over a larger sales base.

  Operating Expenses. Operating expenses were $22.6 million for the nine months ended September 30, 1996, representing an increase of $2.1 million, or 10.3%, as compared to $20.5 million for the nine months ended September 30, 1995. As a percent of net sales, operating expenses declined from 19.6% for the nine months ended September 30, 1995 to 18.7% for the nine months ended September 30, 1996. The increase in operating expenses was primarily attributable to increased selling and advertising expenses and higher operating expenses resulting from the Company's increased level of sales for the nine months ended September 30, 1996. The decline in operating expenses as a percent of net sales was due to the Company's ability to maintain its expenditures for research and development and certain general and administrative functions at approximately the same level as in the nine months ended September 30, 1995, while substantially increasing the Company's sales volume.

  Income from Operations. Income from operations was $26.9 million for the nine months ended September 30, 1996, representing an increase of $6.5 million, or 32.2%, as compared to $20.4 million for the nine months ended September 30, 1995. Income from operations margin increased to 22.2% of net sales for the nine months ended September 30, 1996, as compared to 19.4% of net sales for the nine months ended September 30, 1995. The increase in income from operations and income from operations margin was primarily due to the Company's higher sales volume for the nine months ended September 30, 1996 together with higher gross margins and lower operating expenses as a percent of net sales.

  Other Expense. Other expense was $22.1 million for the nine months ended September 30, 1996, as compared to $0.6 million for the nine months ended September 30, 1995. The net increase is primarily attributable to (i) a $15.3 million charge relating to the write-off of certain non-competition agreements, (ii) $0.4 million of expenses related to the consummation of the Transactions and (iii) a $6.3 million increase in interest expense which resulted from increased borrowings, partially offset by an increase in interest and other income.

FISCAL 1995 COMPARED TO FISCAL 1994

  Net Sales. Net sales for fiscal 1995 was $148.7 million, an increase of $31.4 million, or 26.8%, as compared to net sales of $117.3 million in fiscal 1994. The 26.8% increase was attributable to increases in gross sales in each of the Company's six product categories, partially offset by an increase in discounts and allowances due to the Company's increased sales volume. Vitamins, minerals and amino acids contributed $37.1 million, an increase of $4.8 million, or 14.7%, as compared to $32.3 million in fiscal 1994, primarily due to continued strong consumer interest in these products. Sports nutrition contributed $53.9 million, an increase of $14.0 million, or 34.9%, as compared to $39.9 million in fiscal 1994, primarily due to the increased demand for a variety of these products. Special formulas contributed $41.2 million, an increase of $10.2 million, or 33.2%, as compared to $31.0 million in fiscal 1994, primarily due to the successful introduction of new product formulations and strong growth in existing product lines. Herbal supplements and phytonutrients contributed $19.8 million, an increase of $5.3 million, or 37.2%, as compared to $14.5 million in fiscal 1994, and herb teas contributed $5.8 million, an increase of $1.6 million, or 37.4%, as compared to $4.2 million in fiscal 1994. The gross sales increase in both herbal supplements and phytonutrients and herb teas is primarily due to new product introductions, continued strong consumer interest in existing products and increased penetration of Alvita and Nature's Herbs products into domestic health food stores. Publishing contributed $4.8 million, an increase of $1.4 million, or 39.1%, as compared to $3.4 million in fiscal 1994.

  Gross Profit. Gross profit for fiscal 1995 was $58.8 million, which represented an increase of $11.7 million or 24.9%, as compared to $47.1 million for fiscal 1994. Gross margin was 39.5% for fiscal 1995 as compared to 40.1% for fiscal 1994. The overall increase in gross profit dollars was attributable to the Company's higher sales volume in fiscal 1995. The decrease in gross margin for fiscal 1995 as compared to fiscal 1994 was due primarily to lower gross margins on the Company's Nature's Herbs products due to certain raw materials price increases and an increase in sales discounts and allowances offered on certain TWINLAB and Nature's Herbs products under certain sales incentive programs introduced in 1995, which programs are expected to be continued in 1996. Such decreases in gross margin were partially offset by increased sales from a more favorable product mix and increases in the Company's gross margins for TWINLAB sports nutrition products, special formulas and Alvita herb tea products.

  Operating Expenses. Operating expenses were $27.2 million for fiscal 1995, representing an increase of $4.2 million, as compared to $23.0 million for fiscal 1994. As a percent of net sales, operating expenses declined from 19.6% in fiscal 1994 to 18.3% in fiscal 1995. The increase in operating expenses was primarily attributable to increased selling and advertising expenses and higher operating expenses resulting from the Company's increased level of sales in fiscal 1995. The decline in operating expenses as a percent of net sales is due to the Company's ability to maintain its expenditures for research and development and certain general and administrative functions at approximately the same level as in fiscal 1994, while substantially increasing the Company's sales volume.

  Income from Operations. Income from operations was $31.6 million in fiscal 1995, representing an increase of $7.5 million, or 31.3%, as compared to $24.1 million for fiscal 1994. Income from operations margin increased to 21.3% of net sales in fiscal 1995, as compared to 20.5% of net sales in fiscal 1994. The increase in income from operations and income from operations margin was primarily due to the Company's higher sales volume in fiscal 1995 and a reduction in the Company's operating expenses as a percent of net sales, which was partially offset by a reduction in gross margin as discussed above.

FISCAL 1994 COMPARED TO FISCAL 1993

  Net Sales. Net sales for fiscal 1994 was $117.3 million, an increase of $17.4 million, or 17.5%, as compared to net sales of $99.9 million in fiscal 1993. The 17.5% increase was attributable to increases in gross sales in each of the Company's six product categories, partially offset by an increase in discounts and allowances due to the Company's increased sales volume. Vitamins, minerals and amino acids contributed $32.3 million, an increase of $3.2 million, or 11.2%, as compared to $29.1 million in fiscal 1993, primarily due to continued strong consumer interest in these products. Sports nutrition contributed $39.9 million, an increase of $5.2 million, or 15.2%, as compared to $34.7 million in fiscal 1993, primarily due to the increased demand for a variety of these products. Special formulas contributed $31.0 million, an increase of $7.4 million, or 30.9%, as compared to $23.6 million in fiscal 1993, primarily due to the successful introduction of 18 new product formulations and strong growth of existing product lines. Herbal supplements and phytonutrients contributed $14.5 million, an increase of $2.5 million, or 20.8%, as compared to $12.0 million in fiscal 1993 and herb teas contributed $4.2 million, an increase of $1.2 million, or 40.6%, as compared to $3.0 million in fiscal 1993. The gross sales increase in both herbal supplements and phytonutrients and herb teas is primarily due to new product introductions, continued strong consumer interest in existing products and increased penetration of Nature's Herbs and Alvita products into domestic health food stores. Publishing contributed $3.4 million, an increase of $0.7 million, or 27.4%, as compared to $2.7 million in fiscal 1993.

  Gross Profit. Gross profit for fiscal 1994 was $47.1 million compared to $37.8 million in fiscal 1993. As a percent of net sales, gross profit was 40.1% for fiscal 1994 compared to 37.8% for fiscal 1993. The gross profit dollar increase in fiscal 1994 compared to fiscal 1993 was due to the Company's higher sales volumes and higher gross margins in fiscal 1994. The increase in gross margin in fiscal 1994 compared to fiscal 1993 was attributable to a more favorable product sales mix and higher gross margins on certain of the Company's TWINLAB vitamins, minerals, amino acids, sports nutrition products and special formulas. This increase in gross margin was partially offset by lower gross margins for certain of the Company's Alvita herb tea products, which decrease was due to the relocation of Alvita Products, Inc.'s operations from Ronkonkoma, New York to American Fork, Utah.

  Operating Expenses. Operating expenses increased by $1.9 million, or 9.0%, from $21.1 million in fiscal 1993 to $23.0 million in fiscal 1994. As a percent of net sales, operating expenses declined to 19.6% in fiscal 1994 from 21.1% in fiscal 1993. The dollar increase in operating expenses is primarily due to higher selling, advertising and delivery expenses. The decline in operating expenses as a percent of net sales is due partially to the Company's ability to limit the increase in general and administrative expenses while achieving a higher level of sales volume.

  Income from Operations. Income from operations was $24.1 million in fiscal 1994, an increase of $7.5 million, or 44.7%, as compared to $16.6 million for fiscal 1993. Income from operations margin increased to 20.5% of net sales in 1994, as compared to 16.7% of net sales in fiscal 1993. The increase in income from operations and income from operations margin was due to increased sales volumes together with higher gross margins and lower operating expenses as a percent of net sales.

LIQUIDITY AND CAPITAL RESOURCES

  For the nine months ended September 30, 1996, cash provided by operating activities was $23.5 million, and during fiscal 1995 cash provided by operating activities was $26.8 million, compared to $12.9 million in fiscal 1994 and $10.6 million in fiscal 1993. The increase in fiscal 1995 compared to fiscal 1994 and fiscal 1993 was primarily due to higher net income and reflects higher levels of accounts payable and accrued liabilities, partially offset by higher accounts receivable and inventory balances due to higher levels of sales volume at the Company. Cash used in financing activities was $24.0 million in fiscal 1995, $13.0 million in fiscal 1994 and $7.3 million in fiscal 1993 and primarily consisted of distributions to the Stockholders of $23.5 million, $13.6 million and $9.4 million for fiscal 1995, fiscal 1994 and fiscal 1993, respectively. Cash used in financing activities was $14.9 million for the nine months ended September 30, 1996, reflecting the net cash effect of the Transactions, including the payments to the Stockholders made pursuant to the Acquisition, the repayment of $6.0 million of outstanding indebtedness under the term loan facility contained in the Existing Credit Facility, and distributions of $8.9 million to the Stockholders.

  Capital expenditures, including purchases under capital leases, were $1.3 million, $2.6 million, $2.5 million and $4.9 million for the nine months ended September 30, 1996, fiscal 1995, fiscal 1994 and fiscal 1993, respectively. The higher level of capital expenditures in fiscal 1993 reflects the construction of the Company's manufacturing facility in American Fork, Utah, which commenced operations in the last quarter of fiscal 1993. Historical capital expenditures were primarily used to purchase production equipment, expand capacity and improve manufacturing efficiency. Capital expenditures are expected to be approximately $0.5 million and $3.4 million during the fourth quarter of 1996 and fiscal 1997, respectively, and will be used to purchase manufacturing equipment and fund plant expansion to support the Company's future growth. The Company is engaged in negotiations for the purchase of an approximately 110,000 square foot warehouse and manufacturing facility in Ronkonkoma, New York. If this acquisition is completed, the Company anticipates making additional capital expenditures of approximately $6.8 million in fiscal 1997 relating to such facility. The Company estimates that its historical level of maintenance capital expenditures has been approximately $0.5 million per fiscal year. See "Business."

  In connection with the Acquisition, the Company issued the Senior Preferred Stock and the Junior Preferred Stock for aggregate consideration of $67.0 million, entered into the Existing Credit Facility and borrowed $53.0 million thereunder, and issued $100.0 million principal amount of 10 1/4% Senior Subordinated Notes due 2006. Subsequent to the Acquisition, the Company repaid $6.0 million of outstanding indebtedness under the term loan facility contained in the Existing Credit Facility. The net proceeds of the Offerings and, to the extent necessary, available cash resources of the Company (including possible borrowings available under the Amended and Restated Revolving Credit Facility) will be used to repay all of the Company's outstanding indebtedness under the term loan facility contained in the Existing Credit Facility, plus accrued and unpaid interest thereon, and to redeem all of the outstanding shares of Senior Preferred Stock and all of the outstanding shares of Junior Preferred Stock having an aggregate liquidation preference of $67.0 million, plus accrued and unpaid dividends thereon. See "Prospectus Summary--The Acquisition" and "Use of Proceeds."

  TLC has no operations of its own and accordingly has no independent means of generating revenue. As a holding company, TLC's internal sources of funds to meet its cash needs, including payment of expenses, are dividends and other permitted payments from its direct and indirect subsidiaries. Financing arrangements under which Twin Laboratories Inc. is the borrower contain, and the Amended and Restated Revolving Credit Facility is expected to contain, certain financial and operating covenants which, among other things, require the maintenance of a maximum leverage ratio and a minimum fixed charge ratio and which restrict the payment of dividends and the making of loans, advances or other distributions to TLC except in certain limited circumstances. See "Description of Certain Indebtedness."

  Management believes that, following the consummation of the Offerings, the Company will have adequate capital resources and liquidity to meet its borrowing obligations, fund all required capital expenditures and pursue its business strategy for the next 18 to 24 months. The Company's capital resources and liquidity are expected to be provided by the Company's cash flow from operations and borrowings under the Amended and Restated Revolving Credit Facility. In connection with the Acquisition, the Company entered into the Existing Credit Facility. A portion of the net proceeds of the Offerings will be used to repay the Company's outstanding indebtedness under the term loan facility contained in the Existing Credit Facility. See "Use of Proceeds."

  One of the Company's business strategies is to pursue acquisition opportunities, including product line acquisitions, that complement its existing products, expand its distribution channels or are compatible with its business philosophy and strategic goals. Future acquisitions could be financed by internally generated funds, bank borrowings, public offerings or private placements of equity or debt securities, or a combination of the foregoing. In connection with the Offerings, the Company expects to enter into the Amended and Restated Revolving Credit Facility, which is expected to provide for a revolving credit facility of $50.0 million, up to $35.0 million of which is expected to be available to fund acquisitions, subject to certain conditions and reductions. There can be no assurance that the Company will be able to make acquisitions on terms favorable to the Company and that funds to finance an acquisition will be available or permitted under the Company's financing instruments. See "Description of Certain Indebtedness." If the Company completes acquisitions, it will encounter various associated risks, including the possible inability to integrate an acquired business into the Company's operations, potentially increased goodwill amortization, diversion of management's attention and unanticipated problems or liabilities, some or all of which could have a material adverse effect on the Company's results of operations and financial condition. In addition, such acquisitions could result in substantial equity dilution to existing stockholders. See "Business--Business Strategy."

   The Natur-Pharma Merger was treated as taxable asset purchases for federal and state income tax purposes and as a recapitalization for financial accounting purposes. For federal and state income tax purposes, the purchase price was allocated among the various corporations and their respective assets and liabilities based on the respective fair values as of the date of the consummation of the Acquisition. This resulted in different book and tax asset bases for the assets of Twin Laboratories Inc., Alvita Products, Inc., Twinlab Export Corp., Twinlab Specialty Corporation and B. Bros. Realty Corporation, which resulted in deferred tax assets of approximately $57.3 million which will reduce future tax liabilities.

IMPACT OF INFLATION

  Generally, the Company has been able to pass on inflation-related cost increases; consequently, inflation has not had a material impact on the Company's historical operations or profitability.

RECENT FINANCIAL ACCOUNTING STANDARDS BOARD STATEMENTS

  Recent pronouncements of the Financial Accounting Standards Board, which are not required to be adopted at this date, include Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting For the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" and SFAS No. 123, "Accounting for Stock Based Compensation." These pronouncements are not expected to have a material impact on the Company's financial statements.

                                   BUSINESS

GENERAL

  The Company believes based upon its knowledge of the nutritional supplement industry that it is one of the leading manufacturers and marketers of brand name nutritional supplements sold through domestic health food stores. Since the Company's founding in 1968 by David and Jean Blechman, the Company has emphasized the development and introduction of high-quality, unique products in response to emerging trends in the nutritional supplement industry. The Company produces a full line of nutritional supplements and offers the broadest product line in the industry with more than 800 products and 1,500 SKU's. The Company's product line includes vitamins, minerals, amino acids, fish and marine oils, sports nutrition products and special formulas marketed under the TWINLAB (R) trademark and a full line of herbal supplements and phytonutrients and herb teas marketed under the Nature's Herbs (R) and Alvita (R) trademarks, respectively. None of the Company's products individually accounted for more than 7% of total net sales in 1995. The Company's broad product line, strong history of new product introductions and innovations, superior marketing and advertising programs and premium product quality have established TWINLAB, Nature's Herbs and Alvita as leading brands in the nutritional supplement industry.

  Under the management of Mr. and Mrs. Blechman's five sons, the Company has diversified its product line through internal growth, product development and selected acquisitions, including the acquisition in 1989 of Natur-Pharma Inc., a leading manufacturer and marketer of herbal supplements and phytonutrients under the Nature's Herbs brand name, and the acquisition in 1991 of Alvita Products, Inc., a leading marketer of herb teas. The Company has achieved increased net sales and income from operations every year since 1990. In particular, during the three-year period from 1993 through 1995, the Company achieved a compound annual growth rate in net sales and income from operations of 22.0% and 37.8%, respectively. For the fiscal year ended December 31, 1995, the Company achieved net sales growth of 26.8% to $148.7 million and growth in income from operations of 31.3% to $31.6 million, as compared to fiscal year 1994. For the nine months ended September 30, 1996, the Company achieved net sales of $121.2 million and income from operations of $26.9 million, representing an increase of 15.7% and 32.2%, respectively, as compared to the nine months ended September 30, 1995.

  The Company's products target consumers who utilize nutritional supplements in their daily diet and who demand premium quality ingredients in a broad variety of dosages and delivery methods. The Company's products compete primarily in the health food store market, where the dominant competitive factors include product attributes such as quality, potency and the uniqueness of the product formulation. The Company sells its products domestically through a network of approximately 60 distributors, who service approximately 11,000 health food stores and other selected retail outlets. The Company believes that its products are available in over 90% of the health food stores in the United States. The health food store channel of distribution has expanded significantly in recent years and is expected to grow further as national chains, including those which sell the Company's products such as GNC, WFM, Wild Oats Markets, Fresh Fields, and other industry participants continue to add stores in new and existing markets. Certain of these chains, such as GNC and WFM, manufacture and market their own private label products in addition to selling brand name products manufactured by third parties such as the Company. The health food store market differs significantly from the mass market for vitamin and other nutritional supplements where price and convenience constitute the primary bases of competition. The nutritional supplement products sold in grocery stores, drug stores and mass merchandisers are typically manufactured by large pharmaceutical companies and private label manufacturers. The Company's products are also offered in Europe, Asia, South America and other international markets through arrangements with overseas distributors.

  The Company believes it is well positioned to capitalize on the growth of the nutritional supplement market. Based on estimates contained in the Packaged Facts Report, the retail market for vitamins, minerals and other nutritional supplements has grown at a compound annual rate of greater than 12% from $3.3 billion in 1991 to over $4.6 billion in 1994. Furthermore, the Company's rate of sales growth has exceeded the industry's growth rate for each year during this period. Packaged Facts forecasts approximately 7% annual industry growth through the end of the decade in vitamins, minerals and supplements, which management believes will be fueled by

(i) favorable demographic trends towards older Americans, who are more likely to consume nutritional supplements; (ii) product introductions in response to new scientific research findings; (iii) the nationwide trend toward preventive medicine in response to rising health care costs; and (iv) the heightened understanding and awareness of the connection between diet and health. Moreover, although the industry has grown dramatically in recent years, there is still a large untapped domestic market as only an estimated 50% of Americans currently consume vitamins, minerals and herbal supplements on a regular basis.

  TLC was incorporated under the laws of the State of Delaware in 1996 and maintains its principal executive offices at 2120 Smithtown Avenue, Ronkonkoma, New York 11779. Its telephone number is (516) 467-3140.

BUSINESS STRATEGY

  The Company's strategy is to continue to enhance its leadership position in the domestic sale of vitamins, minerals and other nutritional supplements in health food stores and to increase its market share and sales while continuing to improve its overall operating efficiency and financial performance. The Company intends to capitalize on the TWINLAB brand name by growing market share domestically, increasing penetration of the Company's other brands, continuing to introduce new products and product extensions, and expanding internationally. Specifically, the Company seeks to:

  Capitalize on Powerful Brand Name Recognition. The Company's recognized product quality, broad product line, strong history of new product introductions and innovations, and superior marketing and advertising programs have established TWINLAB, Nature's Herbs and Alvita as leading brands in the nutritional supplement industry. Each of the Company's product categories, including vitamins, minerals and amino acids; sports nutrition; special formulas; herbal supplements and phytonutrients; and herb teas, have posted double digit sales growth in each of the last three years. The Company's extensive marketing and advertising programs have been critical components of its products' strong brand name recognition, and management believes that the Company offers its customers the strongest marketing and advertising support programs in the industry. In fiscal 1995 the Company invested $11.1 million, an increase of 27% over fiscal 1994, in marketing and advertising to promote its products. Furthermore, since quality is a critical factor in consumer purchase decisions, the Company believes that its premium quality ingredients, modern manufacturing facilities and comprehensive quality control procedures have enabled the Company to establish a competitive advantage based on the quality of its products.

  Increase Penetration in the Growing Health Food Market. Management believes that the expansion of retail distribution channels and the strong growth characteristics of the nutritional supplement industry provide the Company with significant opportunities to increase sales. Management further believes that the established brand name recognition of the Company's products positions it to increase its penetration of shelf space as health food retailers seek to align themselves with companies who possess strong brand names, offer a wide range of products, demonstrate continued marketing and advertising support and provide consistently high levels of customer service. Since Nature's Herbs and Alvita products currently are available in only an estimated 60% and 50%, respectively, of domestic health food stores, compared to an estimated 90% for TWINLAB products, the Company believes that it will be able to capitalize on health food retailers' success with the TWINLAB product line in order to significantly increase shelf space for the Company's herbal supplements, phytonutrients and herb teas.

  Continue to Introduce New Products and Product Innovations. A cornerstone of the Company's success has been its ability to rapidly utilize recent scientific and medical findings in its new product development efforts. The Company has consistently been among the first in its industry to introduce new products and product innovations which anticipate and meet customer demands for newly identified nutritional supplement benefits. Furthermore, the Company's geographically diverse network of more than 60 distributors allows the Company to achieve immediate and broad distribution for new product launches. As part of its ongoing research and development effort, the Company maintains an extensive database and actively researches and monitors a wide variety of publications containing scientific and medical research. From 1991 through 1995, the Company introduced over 350 products, with over 90 new products introduced in 1995 alone. Gross sales during 1995 from new products introduced in 1995 were $18.4 million, or approximately 11% of gross sales. During the first nine months of 1996, the Company introduced over 82 new products, from which the Company realized gross sales of $9.6 million, or approximately 7.3% of gross sales. The Company intends to build upon its historical success by continuing to introduce new and innovative products not previously available in health food stores.

  Build Upon Established Customer Relationships. The Company's established relationships with distributors and health food store retailers are based upon the Company's long-standing commitment to a high level of customer service. In order to ensure that its customers receive prompt and reliable service, the Company has designed a flexible and responsive manufacturing process and has achieved a fill rate of approximately 98% for customer orders. In addition, the Company's sales force consists of 30 dedicated sales professionals who operate in sales territories which cover the entire continental United States and Alaska. The primary functions of the Company's sales force are to gain better placement and additional shelf space for the Company's products and to stay abreast of customer needs. The sales force personnel work with direct accounts, distributors and individual retailers to enhance knowledge of TWINLAB, Nature's Herbs and Alvita products and to achieve maximum exposure for these products.

  Increase Penetration of Foreign Markets. Management believes that there are substantial opportunities for the Company to expand its presence in foreign markets. The Company has a department, headed by a senior sales professional, dedicated to increasing sales in such markets. The Company's foreign marketing effort is primarily focused on establishing additional relationships with leading overseas distributor organizations as a cost-effective method of increasing international sales. The Company presently has distribution agreements covering over 44 foreign countries and has agreements for another seven countries currently in negotiation. In 1995, the Company had net sales of $8.3 million to foreign markets.

  Supplement Internal Growth Through Strategic Acquisitions. As the nutritional supplement industry is highly fragmented with many companies producing only a single product line or single product, the Company believes that it is strategically positioned to participate in the consolidation of the industry due to its established brand name, broad distribution capabilities and proven ability to generate sales of its products through successful marketing programs. Since 1989 the Company has acquired two businesses, Natur-Pharma Inc. (Nature's Herbs) and Alvita Products, Inc., and in each case has embarked on successful expansion programs which resulted in substantially higher sales and income from operations for the acquired companies. Net sales for Natur-Pharma Inc. increased from $5.2 million in 1990 (the first full year after its acquisition) to $17.9 million in 1995, and net sales for Alvita Products, Inc. increased from $1.7 million in 1992 (the first full year after its acquisition) to $5.6 million in 1995. The Company intends to actively pursue acquisition opportunities, including product line acquisitions, that complement its existing products, expand its distribution channels or are compatible with its business philosophy and strategic goals. Some of such acquisition opportunities may be material and some are currently under investigation, discussion or negotiation. There can be no assurance that any such opportunities will result in a completed acquisition. Future acquisitions could be financed by internally generated funds, bank borrowings, public offerings or private placements of equity or debt securities, or a combination of the foregoing. In connection with the Offerings, the Company expects to enter into the Amended and Restated Revolving Credit Facility, which is expected to provide for a revolving credit facility of $50.0 million, up to $35.0 million of which is expected to be available to fund acquisitions, subject to certain conditions and reductions. See "Risk Factors--Risks of Future Acquisitions" and "Description of Certain Indebtedness--The Amended and Restated Revolving Credit Facility."

INDUSTRY

  Based on estimates in the Packaged Facts Report, the retail market for vitamins, minerals and other supplements has grown over 12% annually from $3.3 billion in 1991 to $4.6 billion in 1994. The herbal supplements and herb tea market has grown at a compound annual growth rate of over 10% since 1991 to approximately $1.1 billion in 1995. Sports nutrition products have grown 9% annually since 1991 to over $1.2 billion in 1994. The Company believes that these market segments will continue to experience strong growth due to recent scientific research suggesting potential health benefits from regular consumption of vitamins and other nutritional supplement products, increasing national interest in preventive health measures and favorable demographic trends that indicate increased usage of vitamins and other nutritional supplements. Packaged Facts estimates compound annual growth rates in the market for vitamins, minerals and other supplements of approximately 7% from 1994 through 1999. The market for herbal supplements and herb teas is projected to grow over 11% annually from 1994 through 1999, while sports nutrition sales are projected to increase 8% annually from 1994 through 1999.

  The Company expects that the aging of the United States population, together with a corresponding increased focus on preventive health measures, will result in increased demand for nutritional supplement products. According to Congressional findings that accompanied the Dietary Supplement Health and Education Act of 1994, national surveys reveal that almost 50% of Americans regularly consume vitamins, minerals and herbal supplements. The 35-and-older age group of consumers, which represent 78% of regular users of vitamin and mineral supplements, is expected to grow dramatically over the next two decades. Specifically, based on data provided by the U.S. Bureau of the Census, from 1990 to 2010, the 35-44 and 45-and-older age groups are projected to grow at rates 175% and 225% faster than the general U.S. population, respectively. In addition, the "baby boom echo" (the children of baby boomers) is projected to result in substantial growth in the 16-21 age group, the largest segment of consumers of sports nutrition products. The Company expects that growth in this age group will result in increased demand for its sports nutrition products.

  Vitamins and other nutritional supplements are sold primarily through six channels of distribution: health food stores, drug stores, supermarkets and other grocery stores, discount stores, mail order and direct sales organizations. Mass market retailers (drug stores, grocery stores and discount stores) account for approximately 60% of sales, while health food stores, mail order and direct selling account for approximately 40% of sales.

  The United States health food store market is comprised of approximately 11,000 stores, which are generally either independently owned or associated with one of several regional or national chains, including GNC and WFM. According to a 1994 retail survey, nutritional supplements account for over 41% of a typical health food store's sales. Moreover, 54% of health food retailers state that these products are their primary product. The health food store channel of distribution has grown significantly in recent years and is expected to continue to grow as customers of the Company, such as GNC, WFM, Wild Oats Markets and Fresh Fields, and other industry participants continue to add stores in new and existing markets. The growth in the health food channel of distribution is partially attributable to the general growth in natural product sales. Natural products are defined as products that are minimally processed, environmentally friendly, largely or wholly free from artificial chemicals and, in general, as close to their natural states as possible. Natural product industry sales have consistently grown at nearly 10% per year since 1988, even during the recession of the early 1990s. During 1994, natural products industry sales rose 23% to $7.6 billion. The rate of growth accelerated from 7% in 1990 to 10%, 14% and 18% in 1991, 1992 and 1993, respectively.

PRODUCTS

  The Company has a highly diversified array of products and product categories, each of which achieves strong gross margins. The Company manufactures and markets over 800 products and over 1,500 SKU's in five product categories: vitamins, minerals and amino acids; sports nutrition; special formulas; herbal supplements and phytonutrients; and herb teas. The Company also operates a subsidiary which publishes health, fitness and nutrition-related publications.

  The following table sets forth certain information concerning each of the Company's product categories in fiscal 1995.

                                                                  THREE-YEAR
                                                                COMPOUND ANNUAL
                                    NUMBER OF   PERCENTAGE OF     GROSS SALES
            PRODUCT CATEGORY          SKU'S   TOTAL GROSS SALES     GROWTH
            ----------------        --------- ----------------- ---------------
     Vitamins, Minerals and Amino
      Acids........................     315          22.8%           12.9%
     Sports Nutrition..............     285          33.1            24.6
     Special Formulas..............     309          25.4            32.0
     Herbal Supplements and
      Phytonutrients...............     465          12.2            28.7
     Herb Teas.....................     143           3.5            39.0
     Publishing....................     N/A           3.0            33.1
                                      -----         -----            ----
                                      1,517         100.0%           24.4%
                                      =====         =====            ====

  Vitamins, Minerals and Amino Acids. The vitamins, minerals and amino acids category is comprised of a complete line of vitamins, minerals and amino acids marketed under the TWINLAB brand name, including multivitamins and single-entity vitamins (such as B-complex, C and E), minerals (such as calcium and magnesium) and amino acids (such as glutamine and carnitine). These products are available in a variety of delivery forms, including liquid, powder, capsule and tablet to accommodate a variety of consumer preferences. This category targets a broad array of health conscious consumers, with particular emphasis on consumers who utilize nutritional supplements in their daily diet and who demand premium quality ingredients in a broad variety of dosages and delivery methods.

  Sports Nutrition. The sports nutrition category includes a wide variety of nutritional supplements designed for and targeted to athletes. Sports nutrition products include Hydra Fuel and Ultra Fuel drinks, which replenish glucose and electrolytes depleted during strenuous exercise; and DietFuel, RxFuel, and Ripped Fuel, which are marketed, as part of a low fat diet and exercise program, for the preservation of lean body mass and the building of muscle mass. The Company's sports nutrition products are utilized by both amateur and professional athletes in a variety of competitive sports. The Company believes that its strong sports nutrition business serves to increase the Company's brand awareness among customers who, as they grow older, will shift their buying patterns to include vitamins, minerals and herbal products, and who, based on their positive experiences with the Company's brand name, are more likely to purchase products from the Company's other product categories.

  Special Formulas. The special formulas category consists of a broad assortment of products formulated with specific health conditions or objectives in mind. Special formulas are primarily targeted to sophisticated users of health related products, including regular customers of health food stores. Examples include OcuGuard, which is formulated for nutritional support of the eyes, MaxiLIFE, which offers an advanced antioxidant formula, and Coenzyme Q/1//0/, which is designed for cardiovascular health. In addition, the Company sells a variety of fish and marine oils in a number of different delivery forms which offer a multitude of nutritional benefits, including favorable effects on cardiovascular health.

  Herbal Supplements and Phytonutrients. Herbal supplements and phytonutrients (nutrients from botanical sources that are considered to have medicinal properties) have become increasingly important categories in health food stores. Through its Nature's Herbs product line, the Company produces a full line of herbal supplements and phytonutrients which offer natural alternatives to over-the-counter ("OTC") medications. The Company manufactures and markets approximately 400 herbal and botanical supplements which are produced at the Company's modern FDA registered manufacturing facility in American Fork, Utah and sold under the Nature's Herbs brand name. Nature's Herbs products include single herbs, such as saw palmetto, garlic, gingko, ginseng and golden seal; traditional combinations, such as echinacea-golden seal; standardized extracts, such as Bilberry Power and Milk Thistle Power sold under the POWER HERBS(R) brand name; and natural HealthCare product formulations, such as Allerin and Coldrin. Nature's Herbs products are packaged using the innovative FRESH CARE(R) System developed by the Company. The FRESH CARE System is the first all-glass and antioxidant-protected herbal packaging system that helps remove oxygen while locking out air, moisture and light in order to maintain potency and to extend freshness. Management believes that the association of the Nature's Herbs product line with TWINLAB's strong name brand recognition and reputation for premium quality and service, combined with the increased penetration of herbal supplements and phytonutrients in the growing health food store channel of distribution, have contributed to the rapid growth experienced by this product line.

  Herb Teas. Through its Alvita product line, the Company offers approximately 100 herb teas in both single use bags and bulk. Alvita is a leading brand of herb teas and is one of the most recognizable tea brands sold through health food stores. Alvita was founded in 1922 and is one of the nation's oldest herb tea companies. Alvita purchases tea in bulk form, formulates blends of natural herb teas and designs the packaging for its products. Alvita's teas are currently blended and packaged by an independent contractor. Representative Alvita teas include Peppermint Leaf, Chamomile, Echinacea, Golden Seal, Ginger and Senna Leaf, as well as new-age blends such as Chinese Green Tea, available in a choice of citrus flavors, and TrimTime Thermogenic Diet Tea. Alvita markets its products with an environmentally conscious theme by packaging bulk tea and tea bags in paper and by not utilizing shrink wrap for either its outer boxes or tea bags. Alvita recently launched a new line of herbal tea blends named Herbal Remeteas, including Highland Lullaby, Manchurian Brain Blend, Jamaica Digesti Brew, and Canadian Natur-Tussin. The Company believes that significant opportunities for product line expansion exist in combining Alvita teas and other nutritional supplements to create a new delivery form for traditional herbal supplements and phytonutrients.

  Publishing. Through Advanced Research Press, Inc., the Company publishes Muscular Development, Fitness & Health (the name of which will soon be changed to All Natural Muscular Development), a high-quality bodybuilding and fitness magazine featuring a scientific advisory board and contributors considered to be among the most accomplished and knowledgeable in their respective fields. The magazine covers recent developments and provides innovative information in the fields of training and nutrition research, supplements, health, fitness and diet. This publication serves as a useful vehicle to increase public awareness of the Company's products and as an outlet for a portion of the Company's advertising program. Muscular Development, Fitness & Health currently has a monthly paid circulation of approximately 115,000 readers. The Company also publishes health and fitness related books and is exploring the introduction of new health and fitness related products.

PRODUCT DEVELOPMENT

  The Company is recognized as an industry leader in new product development. The Company closely monitors consumer trends and scientific research, and has consistently introduced innovative products and programs in response thereto. The Company's product development staff regularly studies over 50 different health and nutrition periodicals, including the New England Journal of Medicine and the Journal of the American Medical Association, in order to generate ideas for new product formulations. Management believes that the Company's introduction of new products has increased market share for both the Company and its retail customers, and the Company intends to continue developing new products and programs in the future. The Company was the first major nutritional supplement manufacturer to introduce such industry-wide innovations as: an all-capsule vitamin and mineral line that is well tolerated by allergy-prone individuals; a complete line of amino acids and fish and marine oils; the most advanced and complete array of antioxidants, including beta carotene, L-glutathione, L-cysteine, N-acetyl cysteine (NAC) and an entirely new class of antioxidants, including polyphenols, flavonoids and isoflavones; concentrated Coenzyme Q/1//0/; high potency phosphatidyl choline and patented GTF Chromium; pioneering thermogenic products; standardized herbal extracts guaranteeing potency

(Certified Potency); the FRESH CARE packaging system, designed to preserve potency and freshness; a full line of Ayurvedic Indian herbal products; and a complete line of herb teas in single use bag and bulk form. From 1991 through 1995, the Company introduced over 350 products with over 90 new products introduced in 1995 alone.

  The Company's research and development expenses were $1.1 million in 1995, $1.0 million in 1994 and $0.9 million in 1993, including the support of scientific research at independent research centers located at major universities and medical centers.

SALES AND DISTRIBUTION

  The Company believes that its TWINLAB products are available in approximately 90% of domestic health food stores. The Company sells its products primarily through a network of approximately 60 distributors, which service approximately 11,000 health food stores throughout the country and selected retail outlets. Sales to domestic distributors represented approximately 88% of the Company's gross sales in 1995. The Company's distributor customers include GNC, Tree of Life, Cornucopia, Stow Mills, Nature's Best and other distributors that supply retailers of vitamins, minerals and other nutritional supplements. Management believes that it sells its products to every major nutritional supplement distributor servicing health food stores and is generally the largest independent supplier of nutritional supplements to each such distributor. The Company is also currently expanding distribution into domestic military exchanges.

  Several of the Company's distributors, such as GNC, Cornucopia and Tree of Life, are national in scope, but most are regional in nature and operate one or more localized distribution centers. Generally, the Company enters into nonexclusive area rights agreements with its domestic distributors, who are also responsible for new account development. Retailers typically place orders with and are supplied directly by the Company's distributors. In the past ten years, the Company has not lost a major distributor customer other than through consolidation with an existing customer of the Company. The breadth and depth of the products manufactured and the ability to manufacture with minimal throughput times enables the Company to maintain extremely high order fill rates, which management believes are among the highest in the industry, with its customer base.

  Tree of Life and GNC accounted for approximately 28% and 22%, respectively, of the Company's net sales in 1995. No other single customer accounted for more than 10% of the Company's net sales in 1995. The largest retail organization which sells the Company's products is GNC, which operates approximately 2,400 stores.

  Approximately 6%, or $8.3 million, of the Company's net sales in 1995 were derived from international sales which originate from overseas distributor organizations. The Company presently has distribution agreements for fifteen European countries, including Great Britain, The Benelux Countries and the Scandinavian countries; fourteen Latin American countries, including Mexico, Brazil and Paraguay; eight Middle Eastern countries, including Israel and Saudi Arabia; and various other countries in the Far East and the Caribbean. The Company also has agreements for another seven countries currently in negotiation.

MARKETING AND CUSTOMER SALES SUPPORT

  The Company's marketing strategy, which centers around an extensive advertising and promotion program, together with the Company's customer sales support services have been critical components of the Company's growth, strong brand name recognition and leading position within the nutritional supplement industry. Management believes that the levels of its advertising and promotional support and of its customer service rank among the highest in the industry.

  The Company's marketing and advertising expenditures were approximately $11.1 million in 1995, $8.7 million in 1994 and $7.1 million in 1993. Of the Company's $8.4 million in 1995 advertising expenditures, approximately $5.5 million, or 65%, was spent on print advertising, approximately $2.0 million, or 24%, was spent on television and radio advertising and approximately $0.9 million, or 11%, was spent on production of advertising materials. As the Company's customers align themselves with fewer vendors of brand name products, the Company believes that its strong commitment to advertising and promotion will continue to constitute a significant competitive advantage. The Company's advertising strategy stresses brand awareness of the Company's various product segments in order to generate purchases by customers and also communicates the points-of-difference between the Company's products and those of its competitors.

  A significant portion of the Company's advertising budget is focused on advertisements in magazines. The Company regularly advertises in consumer magazines such as Better Nutrition, Delicious, Vegetarian Times, Let's Live, Natural Health, New Age Journal, Bicycling, VeloNews, Triathlete, Runner's World, Muscle & Fitness, Flex, and Ironman, as well as trade magazines such as Natural Foods Merchandiser, Vitamin Retailer, Nutrition Science News, Health Foods Business and Whole Foods.

  Other marketing and advertising programs conducted by the Company include participation in or sponsorship of sporting events such as running competitions, including the Boston Marathon and the Los Angeles Marathon, and bodybuilding competitions, including the Arnold Classic and the NPC National Bodybuilding Championships, and sponsorship of health-oriented television and radio programs. In addition, the Company promotes its products at major industry trade shows and through in-store point of sale materials. The Company also engages athletic personalities as well as scientists to communicate on the Company's behalf with the trade and the public and to promote the Company's products.

  The Company's established customer relationships are based upon the Company's long-standing commitment to a high level of customer service. The Company's sales force currently consists of 30 dedicated sales professionals whose primary functions are to gain better placement and additional shelf space for TWINLAB, Nature's Herbs and Alvita products and to stay abreast of customer needs. These sales representatives are assigned to specific territories covering the entire continental United States and Alaska. These personnel work with direct accounts, distributors and individual retailers to enhance knowledge of the Company's products and to maximize exposure for TWINLAB, Nature's Herbs and Alvita products. An additional three person sales and marketing staff supports Nature's Herbs products and the servicing of customer needs. The Company also designs and supplies marketing literature to help educate retailers and consumers as to the benefits of the Company's products.

  The Company operates an in-house customer service department to respond to inquiries requesting information concerning product applications, background data, ingredient compositions and the efficacy of products. The department is currently staffed by three nutrition experts.

MANUFACTURING AND PRODUCT QUALITY

  Virtually all of the Company's TWINLAB products are manufactured at the Company's 80,000 square foot manufacturing facility located in Ronkonkoma, New York. Herbal supplements and phytonutrients are manufactured at the Company's 48,000 square foot FDA registered manufacturing facility in American Fork, Utah. Herb teas are currently packaged by an independent contractor and are warehoused at the American Fork, Utah, facility. The Company's two modern manufacturing facilities provide the Company with the capability to meet customers' sales demands with a prompt response time and to maintain the highest level of quality control. The Company is continuously upgrading its facilities and enhancing its manufacturing capabilities through new equipment purchases and technological improvements. Management believes that the Company's manufacturing facilities are among the most advanced in the nutritional supplement industry. In 1995, the Company acquired additional property adjacent to its American Fork, Utah, facility to provide additional plant capacity for the operations of the Natur-Pharma (Nature's Herbs) and Alvita Products Divisions of the Company. The Company is constructing an 8,500 square foot addition to its Utah facility at a cost of approximately $700,000. Management believes that the Company's Utah facility will be sufficient to enable the Company to meet sales demand for the foreseeable future and that its New York facility will be sufficient to meet sales demand for TWINLAB products for approximately three years. Management believes that it will have the option to lease or purchase additional space or to construct a new facility at such time. In this regard, the Company is engaged in negotiations for the purchase of an approximately 110,000 square foot facility near its current owned facility in Ronkonkoma, New York, which would be used to expand the Company's manufacturing and warehousing capabilities in a manner which the Company believes would be sufficient to meet sales demand for TWINLAB products for the forseeable future. The cost to the Company of the facility, including anticipated renovations, is expected to aggregate approximately $6.8 million. There can be no assurance at this time that the Company will acquire this facility.

  The Company's modern manufacturing operations feature pharmaceutical quality blending, filling and packaging capabilities, which enable the Company to offer quality and consistency in formulation and delivery. The Company operates flexible manufacturing lines which enables it to efficiently and effectively shift output among various products as dictated by customer demand. The Company is capable of producing over 25 million capsules and tablets, over 100,000 pounds of blended powder and up to 2,500 gallons of liquid preparations per day. The Company has six high-speed capsule and tablet packaging lines, two high-speed liquid filling lines, two powder filling lines and one chewable tablet packaging line which are capable of operating simultaneously, at its Ronkonkoma, New York, and American Fork, Utah, facilities. The Company manufactures the powders used in its line of single-serving sports drink products but utilizes a contract bottler for the hydration and bottling of these products. The Company operates on a 24-hour work day that includes two production shifts and a third shift dedicated solely to cleaning, maintenance and equipment set-up.

  The Company sources its raw material needs from over 200 different suppliers, including some of the largest pharmaceutical and chemical companies in the world. The Company's raw materials and packaging supplies are readily available from multiple suppliers, and the Company is not dependent on any single supplier for its needs. No single supplier accounted for more than 10% of the Company's total purchases in 1995.

  The Company's quality standards are a critical factor in consumer purchase decisions, and the Company believes it has established a competitive advantage based on the quality of its products. All of the Company's capsule and tablet products are visually inspected before being packaged in virtually light-proof amber glass for better product freshness and stability. Moreover, each of the Company's products undergoes comprehensive quality control testing procedures from the receipt of raw materials to the release of the packaged product. The Company utilizes real-time computerized monitoring of its manufacturing processes to ensure proper product weights and measures. In addition, the Company maintains two in-house laboratories with state-of-the-art testing and analysis equipment where the Company performs most of its testing, including stability tests, active component characterization utilizing thin-layer and high-pressure liquid chromatography, and UV visible and infrared spectrometry. The Company contracts with independent laboratories to perform the balance of its testing requirements. A team of 50 full-time quality assurance professionals regularly conducts a wide variety of visual and scientific tests on all manufactured products, and samples of raw materials and finished products are retained for quality control purposes for up to four years.

  The Company has a strong commitment to maintaining the quality of the environment. All of the Company's plastic containers are recyclable and, wherever possible, the Company uses recyclable glass. The Company was also one of the first companies in the industry to use biodegradable starch pellets for packing materials. In addition, the Company has removed most solvents from its production processes (using natural, environmentally-safe alternatives) and helped develop a special glue, for manufacturing purposes, that contains virtually no harmful hydrocarbons. The Company believes it is in material compliance with all applicable environmental regulations.

COMPETITION

  Within the nutritional supplement industry, suppliers can be divided into three major categories: specialty firms, like the Company, which focus on vitamins, minerals and other nutritional supplements targeted to health food store retailers; major pharmaceutical companies and private label contractors, which sell vitamins and other nutritional supplements that are targeted to mass market retailers; and direct sale and mail order companies.

  The domestic nutritional supplement industry that targets products to the health food store market is highly fragmented, with a number of small competitors involved in manufacturing and marketing vitamin and other nutritional supplement products to health food retailers and distributors. Most of these companies are relatively small businesses operating on a local or regional level. Although most companies are privately held, resulting in the Company's inability to precisely assess the size of its competitors, management believes that the Company is substantially larger than the next largest firm that targets independently-owned health food stores and that, among competitors which sell through independent distributors, it is the largest company which manufactures a majority of its own products.

  The Company's principal competitors in the health food store market include Nutraceuticals, Weider/Schiff, Nature's Way, Solgar and Nature's Plus. Private label products of the Company's customers also provide competition to the Company's products. For example, a substantial portion of GNC's vitamin and mineral supplement offerings are products offered under GNC's own private label. Many of the Company's competitors in markets other than the health food store market, including the major pharmaceutical companies, have substantially greater financial and other resources than the Company.

  The Company believes that the growing number of health food retailers are increasingly likely to align themselves with those companies which offer a wide variety of high quality products, have a loyal customer base, support their brands with strong marketing and advertising programs and provide consistently high levels of customer service. The Company believes that it competes favorably with other nutritional supplement companies because of its comprehensive line of products, premium brand names, commitment to quality, ability to rapidly introduce innovative products, competitive pricing, high customer-order fill rate, strong and effective sales force and distribution network, and sophisticated advertising and promotional support. The wide variety and diversity of the forms, potencies and categories of the Company's products are important points of differentiation between the Company and many of its competitors.

REGULATORY MATTERS

 Government Regulation

  The manufacturing, processing, formulating, packaging, labeling and advertising of the Company's products are subject to regulation by one or more federal agencies, including the FDA, the FTC, the CPSC, the USDA and the EPA. These activities are also regulated by various agencies of the states, localities and foreign countries to which the Company's products are distributed and in which the Company's products are sold. The FDA, in particular, regulates the formulation, manufacture, and labeling of vitamin and other nutritional supplements.

  On October 25, 1994, the President signed into law the DSHEA. This new law revises the provisions of the FFDC Act concerning the composition and labeling of dietary supplements and, in the judgment of the Company, is favorable to the dietary supplement industry. The legislation creates a new statutory class of "dietary supplements." This new class includes vitamins, minerals, herbs, amino acids and other dietary substances for human use to supplement the diet, and the legislation grandfathers, with certain limitations, dietary ingredients on the market before October 15, 1994. A dietary supplement which contains a new dietary ingredient, one not on the market before October 15, 1994, will require evidence of a history of use or other evidence of safety establishing that it will reasonably be expected to be safe, such evidence to be provided by the manufacturer or distributor to the FDA before it may be marketed. The DSHEA also invalidates the FDA's prior enforcement theory that dietary supplements are food additives requiring pre-market approval.

  The substantial majority of the products marketed by the Company are classified as dietary supplements under the FFDC Act. Advertising and label claims for dietary supplements have been regulated by state and federal authorities under a number of disparate regulatory schemes. There can be no assurance that a state will not interpret claims presumptively valid under federal law as illegal under that state's regulations, or that future FDA or FTC regulations or decisions will not restrict the permissible scope of such claims.

  The labeling requirements for dietary supplements have not been clearly established. In December 1995, the FDA issued proposed regulations to govern the labeling of dietary supplements. These regulations are expected to become final later in 1996, and would require the Company to revise all of its dietary supplement labels in 1997. The FDA has informally stated that it will, subject to public comment, withhold enforcement of these regulations until January 1, 1998.

  A small portion of the herb products sold by the Company are labeled as over-the-counter drugs as opposed to dietary supplements. The regulatory status of these products is determined by the classification of their active ingredients. If certain of these active ingredients are determined to not be in compliance with the applicable FDA Over-The-Counter Drug Monographs, which prescribe permissible ingredients and permit the sale of such products, the Company could be required to relabel or reformulate such products.

  Some of the products marketed by the Company as dietary supplements may be determined to be conventional foods by regulatory authorities. In such case, labeling changes could be required to conform the labels for such products to existing conventional food labeling regulations.

  Both foods and dietary supplements are subject to the NLEA which prohibits the use of any health claim for foods, including dietary supplements, unless the health claim is supported by significant scientific agreement and is pre-approved by the FDA. To date, the FDA has approved the use of health claims for dietary supplements only in connection with calcium for osteoporosis, and folic acid for neural tube defects. However, among other things, the DSHEA amends, for dietary supplements, the NLEA by providing that "statements of nutritional support" may be used in labeling for dietary supplements without FDA pre-approval if certain requirements, including prominent disclosure on the label of the lack of FDA review of the relevant statement, possession by the marketer of substantiating evidence for the statement and post-use notification to the FDA, are met. Such statements may describe how particular nutritional supplements affect the structure, function or general well-being of the body (e.g. "promotes your cardiovascular health").

  The State of California has investigated lead levels in foods pursuant to Proposition 65 of its Health & Safety Code ("Proposition 65"). Proposition 65 requires a warning on all products that contain identified reproductive toxins or carcinogens. In October 1996, the Company received a letter from a citizen group alleging that dietary supplements containing calcium compounds marketed by the Company may contain lead levels that exceed acceptable levels under Proposition 65, without providing the warning required by Proposition 65. This assertion has also been made against other companies. The Company disputes this assertion relating to its calcium, which it purchases from a third party supplier. There can be no assurance that, if this matter is pursued, the Company will not face civil penalties imposed by the State of California or damages resulting from citizen group litigation under Proposition 65.

  Governmental regulations in foreign countries where the Company plans to commence or expand sales may prevent or delay entry into the market or prevent or delay the introduction, or require the reformulation, of certain of the Company's products. Compliance with such foreign governmental regulations is generally the responsibility of the Company's distributors for those countries. These distributors are independent contractors over whom the Company has limited control.

  As a result of the Company's efforts to comply with applicable statutes and regulations, the Company has from time to time reformulated, eliminated or relabeled certain of its products and revised certain provisions of its sales and marketing program. The Company cannot predict the nature of any future laws, regulations, interpretations or applications, nor can it determine what effect additional governmental regulations or administrative orders, when and if promulgated, would have on its business in the future. They could, however, require the reformulation of certain products to meet new standards, the recall or discontinuance of certain products not capable of reformulation, additional recordkeeping, expanded documentation of the properties of certain products, expanded or different labeling, and/or scientific substantiation. Any or all of such requirements could have a material adverse effect on the Company's results of operations and financial condition. See "--Ma Huang."

  The Company's American Fork, Utah, facility is registered with the FDA as a manufacturer of OTC drugs and is subject to periodic inspection by the FDA.

  Compliance with the provisions of national, state and local environmental laws and regulations has not had a material adverse effect upon the capital expenditures, earnings, financial position, liquidity or competitive position of the Company.

 FTC Proceeding

  In 1989, Twin Laboratories Inc. received an informal inquiry from the New York Regional Office of the FTC seeking substantiation for certain advertising claims made for a segment of its "Fuel" bodybuilding and sports nutrition line of products. In response, Twin Laboratories Inc. submitted scientific substantiation and financial information to the FTC. The Company has been negotiating this matter with the FTC staff since December 1994.

  In August 1995, the FTC staff informed the Company that it intended to recommend to the FTC Commissioners that the FTC file a civil administrative complaint against the Company unless the Company agreed to settle the matter by a proposed consent order (the "Consent Order"), which Consent Order has since been the subject of negotiations between the FTC staff and the Company. In August 1996, the Company received a revised draft of the Consent Order which provides for, among other things: (1) injunctive relief prohibiting the Company from making certain muscle building and fat burning claims for four of its Fuel products and substantially similar products thereto without scientific substantiation and (2) a payment of $200,000 to the FTC. If a consent order is entered, violations of the terms thereof would allow the FTC to seek maximum penalties of $10,000 per day for each violation. The Company has determined at the current time not to settle this matter on the terms set forth in the most recent draft of the Consent Order, which draft the FTC has stated is its final offer for a negotiated settlement. The Company cannot at this time predict whether it will be able to reach a negotiated settlement of this matter.

  The FTC staff recently informed the Company that unless a settlement is reached, it would proceed to recommend to the FTC Commissioners that a civil administrative complaint seeking injunctive relief be issued against the Company. If such a recommendation were to be made by the FTC staff, the Company will be entitled to a hearing before the FTC Commissioners to present its position that the administrative complaint should not be issued. Should a complaint be issued, there can be no assurance that any injunctive relief and other terms of any eventual litigated resolution of this matter will be limited to those sought in the most recent draft of the Consent Order.

  In addition, the FTC staff has notified the Company that if the FTC were successful in an administrative litigation against the Company, the FTC may thereafter sue the Company in federal court seeking redress payments to consumers who purchased products containing claims that are subject to any administrative order that results from such administrative litigation. It is premature to assess whether a federal court would grant such a remedy or how any consumer redress payments would be calculated.

  The Company believes that it has adequate scientific substantiation for the claims at issue, and intends to vigorously defend this matter if a settlement is not reached. There can be no assurance that any injunctive relief or monetary payment (including the potential consumer redress payments) resulting from a negotiated or litigated resolution of this matter would not have a material adverse effect on the Company.

 Ma Huang

  Approximately 14 of the Company's products include a Chinese herb known as "Ma Huang," which contains naturally-occurring ephedrine. Certain of such products also contain caffeine or other central nervous system stimulants. Such products accounted for approximately 10.8% of the Company's gross sales for the fiscal year ended December 31, 1995, and approximately 9.7% of the Company's gross sales for the nine months ended September 30, 1996. The Company's products which contain Ma Huang are generally marketed for bodybuilding, weight loss, sports nutrition and for other purposes, including increased endurance and energy, generally in conjunction with diet or exercise, and as natural alternatives to over-the-counter medications.

  Ma Huang has been the subject of certain adverse publicity in the United States and other countries relating to alleged harmful or adverse effects, including the deaths of several individuals. The FDA has placed on public file a list of over 600 such alleged adverse events. The death in Florida of a Long Island college student on March 6, 1996, reportedly from over-ingestion of an ephedrine-containing product (which was not manufactured or distributed by the Company), received significant coverage in the press and national media. A press release dated August 2, 1996 issued by the Massachusetts Department of Public Health reported that a 23 year-old college student died in April 1996 of a heart problem associated with ephedrine toxicity from the ingestion of a protein drink containing Ma Huang. While press coverage and the deceased's death certificate have indicated that such protein drink is Ripped Fuel, one of the Company's ephedrine-containing products, the Company does not have sufficient information to make an assessment of this matter.

  On April 10, 1996, the FDA issued a statement (the "Statement") warning consumers not to purchase or consume dietary supplements containing ephedrine with labels that often portray the products as apparent alternatives to illegal street drugs. None of the Company's products which contain Ma Huang are marketed for such purpose. The Statement explains that the products portrayed as apparent alternatives to illegal street drugs pose significant health risks to consumers--dizziness, headache, gastrointestinal distress, irregular heartbeat, heart palpitations, heart attack, strokes, seizures, psychosis and death--and that the labels on such products claim or imply that they produce such effects as euphoria, increased sexual sensations, heightened awareness, increased energy and other effects. In August 1996, the FDA sent warning letters to several companies marketing such products as alternatives to illegal street drugs, indicating that enforcement action with respect to such products may be initiated. The Company has not received any such letter.

  In August 1996, the FDA convened a Food Advisory Committee (the "Committee") meeting to review and make recommendations concerning the safety and appropriate labeling of Ma Huang-containing dietary supplements. The FDA, after considering the differing views expressed at the Committee meeting, may propose regulations that will require reduced dosages coupled with strict manufacturing standards, labeling restrictions and a prohibition against combining Ma Huang with other central nervous system stimulants such as caffeine. There can be no assurance that such regulations will not prohibit either the sale of dietary supplements containing Ma Huang in combination with any other ingredients or the sale of all dietary supplements containing any Ma Huang. The promulgation of such regulations would require the Company to reformulate and relabel substantially all of its Ma Huang products. There can be no assurance as to the final form or content of any FDA regulations concerning Ma Huang-containing dietary supplements or as to the effect that any attendant adverse publicity or resulting reformulation and relabeling of the Company's products would have on the sales of such products. The Company's sales of products that contain Ma Huang increased slightly during the nine month period ended September 30, 1996, as compared to the nine month period ended September 30, 1995. The Company recently introduced a line of Ma Huang-free products as alternatives to certain of its bodybuilding, weight loss and sports nutrition products which currently contain Ma Huang. The Company's gross sales of its line of Ma Huang-free products was approximately $1.2 million in September 1996, the first month in which such products were sold. There can be no assurance that such products will be received favorably by the Company's customers or that sales of such alternative products would offset any decrease in sales attributable to any reformulation and relabeling of the Company's Ma Huang products.

  A number of states and local governmental entities have instituted bans on sales of Ma Huang-containing products that are portrayed as apparent alternatives to illegal street drugs; many other states and foreign jurisdictions limit ephedrine levels and require appropriate warnings on product labels, regulate ephedrine-containing products as controlled substances or prohibit the sales of products which contain Ma Huang other than by licensed pharmacists. For instance, the legislature of Nassau County, New York recently enacted a local law prohibiting the sale of all ephedrine-containing products to persons under 18 years of age, and prohibiting the sale or distribution of all ephedrine-containing products claiming to produce such effects as euphoria, increased sexual sensations, heightened awareness, increased energy, legal "highs" and other similar effects (although the law allows the sale of ephedrine-containing products if intended and labeled for use as weight loss aids or sports nutrition products, such as those marketed by the Company, for sale to and use by those 18 years or older). There are also federal, state and local proposals to broaden the regulation of, or otherwise limit or prohibit, the sale of products containing ephedrine, including a New York State bill which would regulate any ephedrine-containing product, including Ma Huang, as a controlled substance to be dispensed only by prescription, no matter what labeling claims are made, and a recently introduced Congressional bill which would regulate as a drug any Ma Huang-containing dietary supplement claiming to produce euphoria, heightened awareness or similar mental or psychological effects.

  The Company's products containing Ma Huang may become subject to further federal, state, local or foreign laws or regulations, which could require the Company to: (i) reformulate its products with reduced ephedrine levels or with a substitute for Ma Huang and/or (ii) relabel its products with different warnings or revised directions for use. Even in the absence of further laws or regulation, the Company may elect to reformulate and/or relabel its products which contain Ma Huang. While the Company believes that its Ma Huang products could be reformulated and relabeled, there can be no assurance in that regard or that reformulation and/or relabeling would not have an adverse effect on sales of such products.

  The Company and others are defendants in a wrongful death action originally commenced in July 1995 with respect to one of the Company's products containing Ma Huang and with respect to a product that does not contain Ma Huang manufactured by another defendant. There can be no assurance that the Company will not be subject to further private civil actions with respect to its products which contain Ma Huang. See "--Legal Matters."

EMPLOYEES

  At September 30, 1996, the Company employed 541 persons, of which 116 were involved in executive, sales and administrative activities. The balance of the Company's employees were engaged in production, packaging and shipping activities. None of the Company's employees are covered by a collective bargaining agreement, and management considers relations with its employees to be good.

PROPERTIES

  The Company owns a modern vitamin, mineral and nutritional supplement manufacturing facility in Ronkonkoma, New York. This 80,000 square foot facility also houses the Company's executive offices. The Company leases 26,300 square feet of warehouse space in Ronkonkoma, 50,000 square feet of warehouse space in Hauppauge, New York (the "Hauppauge Warehouse"), and 5,000 square feet of office space in Ronkonkoma. The Company is currently moving its main warehousing facility from the Hauppauge Warehouse to a 60,000 square foot facility also located in Hauppauge, New York. In addition, the Company owns a modern FDA-registered 48,000 square foot manufacturing facility in American Fork, Utah. This facility, which was constructed in 1993, houses office, manufacturing and warehousing facilities for the operations of the Natur-Pharma (Nature's Herbs) Division of the Company and office and warehousing facilities for the operations of the Alvita Products Division of the Company.

  The Company believes that its facilities and equipment generally are well maintained and in good operating condition. In 1995, the Company acquired additional property adjacent to its American Fork, Utah, facility to provide additional plant capacity for the operations of the Natur-Pharma (Nature's Herbs) and Alvita Products Divisions of the Company. The Company is constructing an 8,500 square foot addition to its Utah facility at a cost of approximately $700,000. Management believes that the Company's Utah facility will be sufficient to enable the Company to meet sales demand for the foreseeable future and that its New York facility will be sufficient to meet sales demand for TWINLAB products for approximately three years. Management believes that it will have the option to lease or purchase additional space or to construct a new facility at such time.

  In this regard, the Company is engaged in negotiations for the purchase of an approximately 110,000 square foot facility near its current owned facility in Ronkonkoma, New York, which would be used to expand the Company's manufacturing and warehousing capabilities in a manner which the Company believes would be sufficient to meet sales demand for TWINLAB products for the foreseeable future. The cost to the Company of the facility, including anticipated renovations, is expected to aggregate approximately $6.8 million. There can be no assurance at this time that the Company will acquire this facility.

TRADEMARKS

  The Company owns trademarks registered with the United States Patent and Trademark Office and/or similar regulatory authorities in many other countries for its TWINLAB, Nature's Herbs, Alvita and Fuel family of trademarks, and has rights to use other names material to its business. In addition, the Company has obtained trademarks for various of its products and has approximately 250 trademark registrations with the United States Patent and Trademark Office for TWINLAB, Nature's Herbs and Alvita brands. Federally registered trademarks have perpetual life, provided they are renewed on a timely basis and used properly as trademarks, subject to the rights of third parties to seek cancellation of the marks. The Company regards its trademarks and other proprietary rights as valuable assets and believes that they have significant value in the marketing of its products. The Company vigorously protects its trademarks against infringement.

LEGAL MATTERS

  Twin Laboratories Inc. and other encapsulators, and various distributors, manufacturers, and retailers of added manufactured L-Tryptophan are defendants in actions in federal and state courts seeking compensatory and, in some cases, punitive damages for alleged personal injuries resulting from the ingestion of products containing added manufactured L-Tryptophan. As of November 1, 1996, Twin Laboratories Inc. was a named defendant in one such action. The Company believes that few new lawsuits are likely to be brought in view of the statutes of limitations. Twin Laboratories Inc. has entered into the Indemnification Agreement with SDA, a U.S. subsidiary of a Japanese corporation, Showa Denko, K.K. ("SDK"). Under the Indemnification Agreement, SDA agrees to assume the defense of all claims arising out of the ingestion of L-Tryptophan products and to pay all legal fees and indemnify Twin Laboratories Inc. against liability in any action if it is determined that a proximate cause of the injury sustained by the plaintiff in the action was a constituent of the raw material sold by SDA to Twin Laboratories Inc. or was a factor for which SDA or any of its affiliates was responsible, except to the extent that action by Twin Laboratories Inc. proximately contributed to the injury, and except for certain claims relating to punitive damages. SDA appears to have been the supplier of all of the allegedly contaminated L-Tryptophan. SDA has posted a revolving irrevocable letter of credit for the benefit of the Indemnified Group if SDA is unable or unwilling to satisfy any claims or judgement. SDK has unconditionally guaranteed the payment obligations of SDA under the Indemnification Agreement. As of November 1, 1996, 131 of a total of approximately 132 suits in which the Company was a named defendant have been dismissed or settled by SDA at no cost to the Company.

  To date, the amount of damages sought in the remaining L-Tryptophan action has not been specified. The Company's available product liability insurance coverage of $3 million for L-Tryptophan matters in respect of claims made prior to December 31, 1993 is not available with respect to this action. There can be no assurance that when damages are specified in this action that the total amount thereof, if fully awarded against the Company alone and ignoring the existence of the Indemnification Agreement, would not have a material adverse impact upon the financial condition and results of operations of the Company. However, the Indemnification Agreement, the defense and resolution to date of numerous lawsuits by SDA without cost to the Company, the multitude of defendants and the possibility that liability could be assessed against or paid by other parties, have led management of the Company, after consultation with outside legal counsel, to believe that the prospect for a material adverse effect on the Company's results of operations or financial condition is remote and no provision in the Company's financial statements has been made for any loss that may result from these actions. The Company no longer markets any products containing added manufactured L-Tryptophan.

  The Company, like other retailers, distributors and manufacturers of products that are ingested, faces an inherent risk of exposure to product liability claims in the event that, among other things, the use of its products results in injury. With respect to product liability insurance coverage, the Company currently has $75 million of product liability insurance (which does not cover matters relating to L-Tryptophan) with a $25,000 self insurance retention per occurrence and $100,000 self insurance retention in the aggregate. There can be no assurance that such insurance will continue to be available at a reasonable cost, or if available will be adequate to cover liabilities.

  Twin Laboratories Inc. and others are named defendants in a wrongful death action entitled Thomas Hendry v. Twin Laboratories, Inc., et al., originally commenced in July 1995 in Fresno County (California) Superior Court (Action No. 536670-3). The plaintiff in this action alleges that his wife, Victoria Hendry, died as a result of the ingestion of the Company's "Ripped Fuel" (a bodybuilding product which plaintiff alleges contained Ma Huang, kola extract and chromium picolinate) and/or "Super Dieter's Teas", a product of Laci Le Beau Tea Company, and seeks both compensatory and punitive damages from the defendants. The Company has answered the complaint and intends to vigorously contest the plaintiff's claims. Discovery is not yet complete and it is premature to predict the likely outcome of the case. However, after consultation with outside legal counsel to the Company in this matter and after giving effect to the Company's available product liability insurance coverage, the Company believes that the prospect for a material adverse effect on the Company's results of operations or financial condition is remote and no provision in the Company's financial statements has been made for any loss that may result from this action. See "--Regulatory Matters."

  The Company is presently engaged in various other legal actions, and although ultimate liability cannot be determined at the present time, the Company is currently of the opinion that the amount of any such liability from these other actions and the lawsuit described in the preceding paragraph, after taking into consideration the Company's insurance coverage, will not have a material adverse effect on its results of operations and financial condition.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The following table sets forth certain information concerning each of the Company's directors and executive officers:

                   NAME                 AGE                     POSITION
                   ----                 ---                     --------
     Brian Blechman...................   46 Executive Vice President, Treasurer and Director
     Dean Blechman....................   39 Executive Vice President and Director
     Neil Blechman....................   46 Executive Vice President, Secretary and Director
     Ross Blechman....................   43 Chairman of the Board, Chief Executive Officer,
                                             President and Director
     Steve Blechman...................   43 Executive Vice President and Director; Chairman
                                             of the Board, Chief Executive Officer and
                                             President of ARP
     Stephen Welling..................   42 President of Natur-Pharma (Nature's Herbs)
                                             Division of Twin Laboratories Inc.
     John G. Danhakl..................   40 Director
     Jennifer Holden Dunbar...........   33 Director
     Jonathan D. Sokoloff.............   39 Director

  Brian Blechman became an Executive Vice President and Director of the Company upon consummation of the Acquisition. Mr. Blechman joined Twin Laboratories Inc. in 1972 and served as Vice President, Purchasing & Quality Control of the Company prior to the Acquisition. He is responsible for the purchasing of all raw materials and has final responsibility for all quality control and management of the plant facilities. He is also responsible for capital expenditures for plant and equipment and for product formulations.

  Dean Blechman became an Executive Vice President and Director of the Company upon consummation of the Acquisition. Mr. Blechman joined Twin Laboratories Inc. in 1979 and served as Vice President, Sales of the Company prior to the Acquisition. He has responsibility for overseeing the national sales force and distributor network.

  Neil Blechman became an Executive Vice President and Director of the Company upon consummation of the Acquisition. Mr. Blechman joined Twin Laboratories Inc. in 1972 and served as Vice President, Marketing & Advertising of the Company prior to the Acquisition. He is primarily responsible for directing marketing and advertising strategies, the design of product packaging and point of sale materials, the production and creation of merchandising displays, advertising, promotional activities and trade show activities.

  Ross Blechman became Chairman of the Board, Chief Executive Officer, President and Director of the Company upon consummation of the Acquisition. Mr. Blechman joined Twin Laboratories Inc. in 1974 and served as Vice President, Production of the Company prior to the Acquisition. He is primarily responsible for plant operations, shipping, warehouse management, and for assuring that quality standards are maintained. He is also responsible for MIS and human resource functions. Mr. Blechman also directs the operations of the Alvita Products Division of the Company.

  Steve Blechman became an Executive Vice President and Director of the Company and Chairman of the Board, Chief Executive Officer and President of ARP upon consummation of the Acquisition. Mr. Blechman joined Twin Laboratories Inc. in 1974 and served as Vice President, Product Development & Marketing of the Company prior to the Acquisition. He is involved in product development and marketing, and is primarily responsible for developing new products for the TWINLAB, Nature's Herbs and Alvita brands. Mr. Blechman also directs the operations of ARP and the customer service department of Twin Laboratories Inc.

  Stephen Welling became the President of the Natur-Pharma (Nature's Herbs) Division of Twin Laboratories Inc. upon consummation of the Acquisition. Mr. Welling joined Natur-Pharma Inc. in 1977 as the controller and served as President of Natur-Pharma Inc. prior to the Acquisition. Prior to his promotion to President, Mr. Welling served as Vice President of Operations of Natur-Pharma Inc. with responsibility for manufacturing, personnel, quality management, legal affairs and finance. Mr. Welling is on the board of directors of the National Nutritional Foods Association, a leading trade organization that governs the industry's retailers, distributors and manufacturers.

  John G. Danhakl became a director of the Company upon consummation of the Acquisition. He has been an executive officer and an equity owner of Leonard Green & Partners, L.P. ("LGP"), a merchant banking firm which manages GEI, since 1995. Mr. Danhakl had previously been a Managing Director at Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") and had been with DLJ since 1990. Prior to joining DLJ, Mr. Danhakl was a Vice President at Drexel Burnham Lambert Incorporated. Mr. Danhakl is also a director of The Arden Group, Inc. and Kash n' Karry Food Stores, Inc.

  Jennifer Holden Dunbar has been a director of the Company since its formation in February 1996. She joined Leonard Green & Associates, L.P. ("LGA"), a merchant banking firm, as an associate in 1989, became a principal in 1993, and through a corporation became a partner in 1994. Since 1994, Ms. Holden Dunbar has also been an executive officer and equity owner of LGP. Ms. Holden Dunbar previously was an associate with the merchant banking firm of Gibbons, Green, van Amerongen and a financial analyst in mergers and acquisitions with Morgan Stanley & Co. Ms. Holden Dunbar is also a director of Thrifty PayLess Holdings, Inc., Thrifty PayLess, Inc., Kash n' Karry Food Stores, Inc. and several private companies.

  Jonathan D. Sokoloff became a director of the Company upon consummation of the Acquisition. He joined LGA as a partner in 1990. Mr. Sokoloff has also been an executive officer and equity owner of LGP since its formation in 1994. Mr. Sokoloff was previously a Managing Director at Drexel Burnham Lambert Incorporated. Mr. Sokoloff is also a director of Thrifty PayLess Holdings, Inc., Thrifty PayLess, Inc., Carr-Gottstein Foods Co. and several private companies.

  The Company's By-laws and Certificate of Incorporation provide that the Company's Board of Directors be comprised of such number of directors as determined from time to time by the Board of Directors, but in no event less than eight members. The Board is currently comprised of eight members. Each Director holds office until his successor is duly elected and qualified, or until his earlier death, resignation or removal.

  All of the Company's current Directors were nominated and elected to the Company's Board of Directors in accordance with the Stockholders Agreement (as hereinafter defined) as designees of GEI and the Continuing Stockholders, respectively. See "Principal Stockholders--Terms of the Stockholders Agreement." Upon the closing of the Offerings, this provision of the Stockholders Agreement will terminate and there will be no voting agreements in effect regarding the election of Directors. Executive officers of the Company are appointed by, and serve at the discretion of, the Board of Directors. Except for the Blechman Brothers' familial relationships, there are no family relationships among the executive officers or Directors of the Company.

BOARD COMMITTEES

  The Board of Directors has established an audit committee and intends to establish a compensation committee at or prior to the consummation of the Offerings. The audit committee, the majority of whose members are independent directors (i.e. non-executive directors), will oversee actions taken by the Company's independent auditors, recommend the engagement of auditors and review the scope and results of the Company's accounting and control procedures and the accuracy of its system of internal accounting and control procedures. The compensation committee will review and approve the compensation of executives of the Company and make recommendations to the Board of Directors with respect to standards for setting compensation levels.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  The Company does not currently have a compensation committee; however, as stated above, the Company intends to establish a compensation committee at or prior to the consummation of the Offerings.

EXECUTIVE COMPENSATION

  Summary Compensation Table. The following table shows the compensation paid by the Company during the year ended December 31, 1995 ("Fiscal Year 1995"), to the five most highly compensated executive officers of the Company, who collectively acted in a similar capacity to a chief executive officer, serving as such at the end of Fiscal Year 1995 (the "Named Executive Officers").

                          SUMMARY COMPENSATION TABLE

                                 ANNUAL COMPENSATION
                                ---------------------
   NAME AND PRINCIPAL    FISCAL                           ALL OTHER
        POSITION          YEAR  SALARY($) BONUS($)(a) COMPENSATION($)(b)
   ------------------    ------ --------- ----------- ------------------
Ross Blechman ..........  1995   402,461    368,145         9,527
 Vice President
Brian Blechman .........  1995   401,523    368,145         9,822
 Vice President
Dean Blechman .......... 1995    402,545    368,145         9,235
 Vice President
Neil Blechman ..........  1995   402,545    368,145         9,822
 Vice President
Steve Blechman .........  1995   402,548    368,145         9,527
 Vice President

--------------------
(a) Bonuses are reported in the fiscal year earned and paid.
(b) Includes: (i) payment of premiums for term life insurance policies of $1,365 for Ross Blechman; $1,660 for Brian Blechman; $1,073 for Dean Blechman; $1,660 for Neil Blechman; and $1,365 for Steve Blechman, for 1995; (ii) payment of premiums for executive medical insurance policies for each of Ross Blechman, Brian Blechman, Dean Blechman, Neil Blechman and Steve Blechman, of $1,250 for 1995; and (iii) payments under Twin Laboratories Inc.'s Profit Sharing Plan of $6,912 for each of Ross Blechman, Brian Blechman, Dean Blechman, Neil Blechman and Steve Blechman, for 1995. The amount set forth in this column does not include "S" corporation dividend distributions sufficient to pay income taxes on the earnings of the Company that were treated as having been earned by the individual as a shareholder of the Company.

EMPLOYMENT AGREEMENTS

  Upon consummation of the Acquisition, the Company entered into employment agreements with each of the Blechman Brothers (each an "Employment Agreement"). The Employment Agreement provides that, unless a Public Offering Event (as defined below, see "Principal Stockholders--Terms of the Stockholders Agreement") has occurred, the relevant individual will be employed as an executive of the Company for a term of five years, renewable for terms of one year thereafter. From and after the occurrence of a Public Offering Event, the employment term is deemed to end on the third anniversary of such event; provided that, the employment term will be automatically extended so as to establish a three year remaining term of employment upon a termination of employment for the purposes of the noncompetition and severance provisions of the Employment Agreement. The Employment Agreement provides for a base salary of $400,000 (as adjusted for inflation), in addition to other customary perquisites and benefits. In addition to receiving a base salary, the executive is also eligible to participate in TLC's Bonus Plan which entitles such individual to a bonus payment of up to 128% of his base salary for the relevant calendar year based on annual increases in EBITDA (as defined therein) realized by the Company for each year of the employment term. The Employment Agreement also provides, subject to certain exceptions, that upon a termination of the individual's employment during the term thereof (other than for "cause" as defined therein), the Company is generally obligated to pay the individual an amount equal to his base salary for the remaining term under the Employment Agreement. The consummation of the Offerings will constitute a Public Offering Event.

  Upon consummation of the Acquisition, the Company entered into an employment agreement with Stephen Welling to serve as President of the Natur-Pharma (Nature's Herbs) Division of the Company (the "Division") (the "Welling Employment Agreement"). The Welling Employment Agreement provides that Mr. Welling will be employed as an executive of the Company for a term of three years, renewable for terms of one year thereafter. The Welling Employment Agreement provides for a base salary of $135,000 (as adjusted for inflation), in addition to other customary perquisites and benefits. In addition to receiving a base salary, Mr. Welling is also eligible to participate in the Division Bonus Plan which entitles him to a bonus payment up to 202.5% of his base salary for the relevant calendar year based on annual increases in EBITDA (as defined therein) realized by the Division for each year of the employment term. The Welling Employment Agreement also provides, subject to certain exceptions, that upon a termination of Mr. Welling's employment during the term thereof (other than for "cause" as defined therein), the Company is generally obligated to pay Mr. Welling an amount equal to his base salary for the remaining term under the Welling Employment Agreement.

  Upon consummation of the Acquisition, the Company entered into consulting agreements with each of David and Jean Blechman (each a "Consulting Agreement"). The Consulting Agreement provides that the relevant individual be engaged as an independent consultant to the Company for a term of five years. As consideration for such consulting services, the Company is obligated to pay the individual an annual consulting fee of $100,000, in addition to certain limited perquisites and benefits.

  Upon consummation of the Acquisition, the Company also entered into non-competition agreements with each of the Stockholders (each a "Non-Competition Agreement"). The term of the Non-Competition Agreement is equal to the initial term of the relevant individual's employment or consulting agreement, as the case may be. The Non-Competition Agreement generally prevents the individual from participating in any manner in the management, operation and/or ownership of any entity, anywhere in the world, which is engaged in similar lines of business to those of the Company.

DIRECTOR COMPENSATION

  Directors who are employees of the Company receive no compensation for serving on the Board of Directors. Non-employee directors are reimbursed for their out-of-pocket expenses in attending Board meetings. Messrs. Danhakl and Sokoloff and Ms. Holden Dunbar receive no fees in their capacities as directors, but see "Certain Relationships and Related Transactions-- Transactions with LGP" for a description of certain other arrangements pursuant to which LGP, of which they (or corporations owned by them) are partners, receives compensation from the Company.

STOCK INCENTIVE PLAN

  The Board of Directors and stockholders of the Company have approved and adopted the Twinlab Corporation 1996 Stock Incentive Plan (the "1996 Plan"), the terms of which are summarized below.

  General. The 1996 Plan provides for the issuance of a total of up to 400,000 authorized and unissued shares of Common Stock, treasury shares and/or shares acquired by the Company for purposes of the 1996 Plan.

  Awards under the 1996 Plan may be made in the form of (i) incentive stock options, (ii) nonqualified stock options (incentive and nonqualified stock options are collectively referred to as "options"), (iii) stock appreciation rights, (iv) restricted stock and (v) performance shares. Awards may be made to such officers and other key employees of the Company and its subsidiaries (including prospective employees who become employees), and to such consultants to the Company and its subsidiaries, as the Board of Directors shall in its discretion select (collectively, "key persons"). No individuals who are directors of the Company are eligible to receive awards under the 1996 Plan.

  Administration. The 1996 Plan will be administered by the Board of Directors. The Board may designate a committee, comprised of not less than two directors, to carry out its functions under the 1996 Plan. The Board of Directors is authorized to construe, interpret and implement the provisions of the 1996 Plan, to select the key persons to whom awards will be granted, to determine the terms and provisions of such awards, and to amend outstanding awards. The determinations of the Board of Directors are made in its sole discretion and are binding and conclusive.

  Grants Under the 1996 Plan. Unless the Board of Directors expressly provides otherwise, an option will become exercisable as to 20% of the shares subject thereto on each of the first through fifth anniversaries of the grant. The purchase price per share payable upon the exercise of an option (the "option exercise price") will be established by the Board of Directors, provided that the option exercise shall be no less than 100% of the fair market value of a share of the Common Stock on the date of grant.

  Prior to the consummation of the Offerings, the Company may grant a portion of the authorized options pursuant to the 1996 Plan to certain key persons at an exercise price equal to the initial public offering price set forth on the cover page of this Prospectus.

  Other features of the 1996 Plan. Awards granted under the 1996 Plan and shares acquired pursuant thereto are subject to a number of rights and restrictions, including provisions relating to the termination of employment or service of the grantee.

  The Board of Directors may, without stockholder approval, suspend, discontinue, revise or amend the 1996 Plan at any time, or from time to time; provided, however, that stockholder approval shall be obtained for any amendment for which such approval is required by Rule 16b-3 promulgated under the 1934 Act or by Section 422 of the Internal Revenue Code of 1986, as amended. Unless sooner terminated by the Board of Directors, the provisions of the 1996 Plan respecting the grant of incentive stock options shall terminate on the tenth anniversary of the adoption of the 1996 Plan by the Board of Directors. All awards made under the 1996 Plan prior to its termination shall remain in effect until they are satisfied or terminated.

  In the event of a merger or consolidation of the Company with or into any other corporation or entity, outstanding awards shall be assumed or an equivalent option or right shall be substituted by such successor corporation or a parent or subsidiary of such successor corporation, unless the Board of Directors determines, in the exercise of its sole discretion, to accelerate the date on which an award becomes exercisable or fully vested. In the absence of an assumption or substitution, awards shall, to the extent not exercised, terminate as of the date of the closing of the merger or consolidation.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

THE ACQUISITION

  The Acquisition Agreement contains provisions customary for transactions of similar size and type, including representations and warranties, which generally will expire at the end of the fourteenth month following the month in which the Acquisition Agreement was consummated. However, those representations and warranties that are related to tax and environmental matters will expire, respectively, at the date on which the applicable statute of limitations has expired and the third anniversary of the consummation of the Acquisition Agreement. Subject to the limitations set forth in the Acquisition Agreement (which include, subject to certain exceptions, a $2,000,000 deductible on liability and a maximum liability of $25,000,000), the Stockholders have agreed to indemnify GEI, its permitted assigns and the Company against any liabilities arising out of the breach of such representations and warranties while such representations and warranties are still in effect. Pursuant to the Acquisition Agreement, the Stockholders received, in addition to certain payments described elsewhere in this Prospectus, a payment in respect of their estimated liability for taxes on the Company's income prior to the consummation of the Transactions, when the Company had "S" corporation status for federal income tax purposes. This payment is subject to adjustment based on the actual tax liability as calculated for the relevant period. In addition, certain fees, taxes and expenses of parties to the Acquisition Agreement were or will be paid by the Company in connection with the consummation of the Acquisition. See "Prospectus Summary--The Acquisition."

EMPLOYMENT AND CONSULTING AGREEMENTS

  Upon consummation of the Acquisition, the Company entered into employment agreements with each of the Continuing Stockholders and consulting agreements with each of David and Jean Blechman. See "Management--Employment Agreements."

TRANSACTIONS WITH DAVID BLECHMAN AND JEAN BLECHMAN

  During the period from 1989 to 1992, Twin Laboratories Inc. assigned to David and Jean Blechman certain promissory notes of Natur-Pharma Inc., representing inter-company payables, in the aggregate principal amount of $1,500,000. These promissory notes bore interest at a rate of 10% per annum, and $1,000,000 of the principal was repaid in 1994 and the remainder was repaid on May 2, 1996. In June and July of 1991, Alvita Products, Inc. issued four promissory notes payable to David Blechman and Jean Blechman in the aggregate principal amount of $250,000. Such promissory notes bore interest at a rate of 9% per annum and were repaid in April 1994. In 1988 and 1989, ARP borrowed funds from David Blechman and Jean Blechman in the aggregate principal amount of $545,500. These loans were non-interest bearing, and $200,000 of the principal was repaid in 1994 and the remainder was repaid on May 3, 1996. The Company believes that the transactions described above were on terms at least as favorable to the Company as could be obtained in transactions with independent third parties.

TRANSACTIONS WITH LGP

  LGP is the investment advisor to and an affiliate of the general partner of GEI, which after consummation of the Acquisition owned 48% of the outstanding shares of Common Stock of TLC. Following consummation of the Offerings, GEI will own 32.9% of the outstanding shares of Common Stock of TLC. Following consummation of the Acquisition, Messrs. Danhakl and Sokoloff and Ms. Holden Dunbar, stockholders and directors of the general partner of LGP, became directors of the Company. See "Management--Directors and Executive Officers."

  Upon the consummation of the Acquisition, LGP received a fee of $1 million for its services in arranging and structuring the Acquisition, including, among other things, structuring and negotiating the Acquisition Agreement and the Stockholders Agreement, arranging and negotiating the terms of the New Credit Facility and related documents, assistance with the Note Offering, financial and market analyses, and other similar consulting and investment banking services. The majority of such services were performed on behalf of LGP by Messrs. Danhakl and Sokoloff and Ms. Holden Dunbar.

  In connection with the Acquisition, the Company entered into a Management Services Agreement with LGP pursuant to which LGP will receive an annual retainer fee of $400,000 plus reasonable expenses for providing certain management, consulting and financial planning services (the "LGP Management Fee"). The Company believes that the contacts and expertise provided by LGP in these areas enhance the Company's opportunities and management's expertise in these matters and that the fees to be paid to LGP fairly reflect the value of the services to be provided by LGP. The specialized consulting services provided by LGP overlap to some extent with the role of Messrs. Danhakl and Sokoloff and Ms. Holden Dunbar as directors of the Company, for which they do not receive any additional compensation. See "Management--Director Compensation." In addition to the LGP Management Fee, the Management Services Agreement provides that LGP may receive reasonable and customary fees and reasonable expenses from time to time for providing financial advisory and investment banking services in connection with major financial transactions that may be undertaken in the future; provided, however, that if the Continuing Stockholders maintain ownership of more than 30% of the shares of Common Stock of TLC, then the retention of LGP in connection with such major financial transactions is subject to the approval of a majority of the Blechman Brothers then serving as directors of the Company. The Management Services Agreement will terminate on the earlier of its seventh anniversary or such time as GEI no longer owns two-thirds of the shares of Common Stock of TLC issued to GEI pursuant to the Acquisition Agreement.

                            PRINCIPAL STOCKHOLDERS

  The information in the following table sets forth certain information with respect to the beneficial ownership of the Common Stock of TLC as of September 30, 1996 by (i) each person who beneficially owns more than 5% of the outstanding shares of TLC's Common Stock, (ii) each executive officer of the Company, (iii) each director of the Company, and (iv) all directors and executive officers of the Company as a group, and as adjusted at that date to reflect the sale by the Company of the shares of Common Stock offered hereby. Except as noted below, each person or entity has sole voting and investment power with respect to the shares shown. The following table assumes an 18.5 for 1 stock split (effected as a stock dividend) effected prior to the consummation of the Offerings.

                                                                PERCENT
                                                         ----------------------
                                                           PRIOR      AFTER
                                              NUMBER OF     TO         THE
                                                SHARES   OFFERINGS OFFERINGS(a)
                                              ---------- --------- ------------
Green Equity Investors II, L.P. .............  8,880,000   48.0%       32.9%
 c/o Leonard Green & Partners, L.P.
 333 South Grand Avenue, Suite 5400
 Los Angeles, CA 90071
John G. Danhakl (b)..........................  8,880,000   48.0        32.9
 c/o Leonard Green & Partners, L.P.
 333 South Grand Avenue, Suite 5400
 Los Angeles, CA 90071
Jennifer Holden Dunbar (b)...................  8,880,000   48.0        32.9
 c/o Leonard Green & Partners, L.P.
 333 South Grand Avenue, Suite 5400
 Los Angeles, CA 90071
Jonathan D. Sokoloff (b).....................  8,880,000   48.0        32.9
 c/o Leonard Green & Partners, L.P.
 333 South Grand Avenue, Suite 5400
 Los Angeles, CA 90071
Brian Blechman...............................  1,659,246    9.0         6.1
 c/o Twin Laboratories Inc.
 2120 Smithtown Avenue
 Ronkonkoma, NY 11779
Dean Blechman................................  1,659,246    9.0         6.1
 c/o Twin Laboratories Inc.
 2120 Smithtown Avenue
 Ronkonkoma, NY 11779
Neil Blechman................................  1,659,246    9.0         6.1
 c/o Twin Laboratories Inc.
 2120 Smithtown Avenue
 Ronkonkoma, NY 11779
Ross Blechman................................  1,659,246    9.0         6.1
 c/o Twin Laboratories Inc.
 2120 Smithtown Avenue
 Ronkonkoma, NY 11779
Steve Blechman...............................  1,659,246    9.0         6.1
 c/o Twin Laboratories Inc.
 2120 Smithtown Avenue
 Ronkonkoma, NY 11779
Stephen Welling..............................     28,770      *          *
 c/o Twin Laboratories Inc.
 2120 Smithtown Avenue
 Ronkonkoma, NY 11779
All directors and executive officers as a
 group (9 persons) (c)....................... 17,205,000   93.0        63.7

                                                  (footnotes on following page)

--------
(a) Assumes no exercise of the Underwriters' over-allotment option. If the Underwriters exercise their over-allotment option in full, the persons or entities set forth in the above table will beneficially own, in the aggregate, 17,205,000 shares, or 60.8%, of the outstanding shares of Common Stock after the Offerings.
(b) The shares shown as beneficially owned by Messrs. Danhakl and Sokoloff and Ms. Holden Dunbar represent 8,880,000 shares owned of record by GEI. GEI is a Delaware limited partnership managed by LGP, which is an affiliate of the general partner of GEI. Each of Leonard I. Green, Jonathan D. Sokoloff, John
  G. Danhakl, Gregory J. Annick and Jennifer Holden Dunbar, either directly (whether through ownership interest or position) or through one or more intermediaries, may be deemed to control LGP and such general partner. LGP and such general partner may be deemed to control the voting and disposition of the shares of Common Stock of TLC owned by GEI. As such, Messrs. Sokoloff and Danhakl and Ms. Holden Dunbar may be deemed to have shared voting and investment power with respect to all shares held by GEI. However, such individuals disclaim beneficial ownership of the securities held by GEI except to the extent of their respective pecuniary interests therein.
(c) Includes the shares referred to in Note (b) above.
*Less than 1%.

TERMS OF THE STOCKHOLDERS AGREEMENT

  Upon consummation of the Acquisition, GEI, the Continuing Stockholders and TLC entered into a Stockholders Agreement (the "Stockholders Agreement") in respect of their holdings of shares of Common Stock of TLC. The Stockholders Agreement contains certain transfer restrictions, pre-emptive rights and voting provisions which will terminate upon the closing of the Offerings. Pursuant to the Stockholders Agreement, each of GEI and the Continuing Stockholders is granted certain demand registration rights which commence nine months after the Offerings. The Stockholders Agreement also contains certain "piggyback" registration rights arising in the event that TLC registers its securities under the Securities Act. Subject to the early termination of certain provisions of the Stockholders Agreement upon the occurrence of the Offerings, the Stockholders Agreement terminates on the tenth anniversary of the date thereof.

  Shares of Common Stock and Senior Preferred Stock of TLC were issued to various institutional investors (the "Senior Preferred Holders") pursuant to a Stock Subscription Agreement among each such investor and TLC. Upon consummation of the Acquisition, GEI, the Continuing Stockholders, the Senior Preferred Holders and TLC entered into a secondary stockholders agreement (the "Secondary Stockholders Agreement") in respect of their holdings of shares of capital stock of TLC. Pursuant to such Secondary Stockholders Agreement, the Senior Preferred Holders were granted certain rights of transfer of their shares and certain rights of first refusal, which will terminate upon the closing of the Offerings. In addition, commencing on the fifth anniversary of the Secondary Stockholders Agreement, the Senior Preferred Holders will be entitled to exercise one demand registration right with respect to their shares of Common Stock of TLC. Finally, the Senior Preferred Holders will have certain "piggyback" registration rights on other registrations of equity securities of the Company. Subject to the early termination of certain provisions of the Secondary Stockholders Agreement upon the occurrence of the Offerings, the Secondary Stockholders Agreement terminates on the tenth anniversary of the date thereof.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

THE EXISTING CREDIT FACILITY

  The Existing Credit Facility, agented by The Chase Manhattan Bank (f/k/a/ Chemical Bank; "Chase") and The Bank of New York ("BNY"), provides for (i) a six-year term loan facility for Twin Laboratories Inc., in the amount of $53.0 million maturing on May 7, 2002 (the "Term Loan"), and (ii) a six-year revolving credit facility (the "Revolving Credit Facility") for Twin Laboratories Inc. of $15.0 million expiring on May 7, 2002. The Revolving Credit Facility and the Term Loan bear interest at an annual rate, at Twin Laboratories Inc.'s option, equal to the "ABR plus the Applicable Margin" ("ABR Loans") or the "Eurodollar Rate plus Applicable Margin" ("Eurodollar Loans"). As used herein "ABR" means the highest of (i) the rate of interest publicly announced by Chase as its prime rate in effect at its principal office in New York City, (ii) the secondary market rate for certificates of deposit (grossed up for maximum statutory reserve requirements) plus 1% and
(iii) the federal funds effective rate from time to time plus 0.5%. "Eurodollar Rate" means the rate (grossed up for maximum statutory reserve requirements for eurocurrency liabilities) at which eurodollar deposits for one, two, three or six months (as selected by Twin Laboratories Inc.) are offered to Chase in the interbank eurodollar market in the approximate amount of Chase's share of the applicable loan. "Applicable Margin" means (a) 1.25%, in the case of ABR Loans and (b) 2.50%, in the case of Eurodollar Loans. Interest rates on the credit facilities are subject to reduction in the event the Company meets certain financial tests.

  The proceeds of the Term Loan were used, together with proceeds of the Note Offering and the issuance of shares of Common Stock and Preferred Stock of TLC and available cash of the Company, to finance the Acquisition, to refinance certain debt of the Company and to pay related fees and expenses. The proceeds of the Revolving Credit Facility can be used to provide for the working capital requirements of Twin Laboratories Inc. and its subsidiaries and for general corporate purposes, including, without limitation, the payment of transaction fees and tax adjustments.

  The Existing Credit Facility is secured by first priority security interests in all of the tangible and intangible assets of the Company. In addition, the loans under the Existing Credit Facility are guaranteed by TLC, ARP and certain of Twin Laboratories Inc.'s future subsidiaries. Additionally, Twin Laboratories Inc. is required to apply 75% (subject to reduction to 50% if certain financial tests are met) of excess cash flow (as defined in the Existing Credit Facility), 100% of the net proceeds of certain dispositions of material assets (other than inventory in the ordinary course of business), 50% of the net proceeds of the issuance or sale of the first $60 million of equity by TLC and 100% of the net proceeds of the incurrence of certain indebtedness, to the repayment of the Existing Credit Facility.

  The Existing Credit Facility contains certain financial and operating covenants including a maximum leverage ratio, a minimum EBITDA and a minimum fixed charge coverage ratio. In addition, Twin Laboratories Inc. and its subsidiaries are limited in the amount of annual capital expenditures and capital lease obligations they may incur.

  The operating covenants of the Existing Credit Facility include limitations on the ability of the Company to (i) incur additional indebtedness, other than certain permitted indebtedness, (ii) permit additional liens or encumbrances, other than certain permitted liens, (iii) make any investments in other persons, other than certain permitted investments, (iv) become obligated with respect to contingent obligations, other than certain permitted contingent obligations, and (v) make restricted junior payments (including dividends on its common stock). The operating covenants also include restrictions on certain specified fundamental changes, such as mergers and asset sales, transactions with shareholders and affiliates, and business outside the ordinary course as currently conducted and certain extensions thereof, amendments or waivers of certain specified agreements, and the issuance of guarantees or other credit enhancements.

  If for any reason the Company is unable to comply with the terms of the Existing Credit Facility, including the covenants included therein, such noncompliance would result in an event of default under the Existing Credit Facility and could result in acceleration of the payment of the indebtedness outstanding under the Existing Credit Facility.

  The Company intends to repay in full the $47.0 million of outstanding indebtedness under the Term Loan, plus accrued and unpaid interest thereon, with a portion of the net proceeds of the Offerings. Subsequent to the Transactions, the Company repaid $6.0 million of outstanding indebtedness under the Term Loan.

THE AMENDED AND RESTATED REVOLVING CREDIT FACILITY

  In connection with the consummation of the Offerings, it is expected that TLC and Twin Laboratories Inc. will enter into the Amended and Restated Revolving Credit Facility (the "Amended Facility") to be agented by Chase and co-agented by BNY. On July 31, 1996, Twin Laboratories Inc., Chase and Chase Securities Inc. ("Securities") entered into a commitment letter with respect to the Amended and Restated Revolving Credit Facility pursuant to which, among other things, Chase agreed to act as agent for (and provide $10,000,000 of) the facility, and Securities agreed to use its best efforts to syndicate the balance of the facility. The Amended Facility will provide for a revolving credit facility for Twin Laboratories Inc. of $50.0 million expiring on May 7, 2002. The Amended Facility will bear interest at an annual rate, at the option of Twin Laboratories Inc., equal to the ABR plus the Applicable Margin ("ABR Loans") or the Eurodollar Rate plus Applicable Margin ("Eurodollar Loans"). With respect to the Amended Facility, "Applicable Margin" means (a) 0%, in the case of ABR Loans and (b) 1.25%, in the case of Eurodollar Loans. Interest rates on the Amended Facility are subject to increase or reduction based on Twin Laboratories Inc.'s meeting certain financial tests. The effectiveness of the Amended Facility will be conditioned on the consummation of the Offerings.

  The proceeds of the Amended Facility will be available for the working capital requirements of Twin Laboratories Inc. and its subsidiaries and for general corporate purposes, including to repay certain indebtedness under the Term Loan, and up to $35.0 million to fund permitted acquisitions (as defined), subject in each case to certain conditions set forth in the Amended Facility. The availability of funds for permitted acquisitions will be reduced by amounts borrowed, among other things, to repay indebtedness under the Term Loan. A portion of the Amended Facility not to exceed $15.0 million will be available for the issuance of letters of credit which generally will have an initial term of one year or less.

  The Amended Facility is expected to be secured by first priority security interests in all of the tangible and intangible assets of the Company. In addition, the loans under the Amended Facility will be guaranteed by TLC, ARP and certain of Twin Laboratories Inc.'s future subsidiaries. Additionally, Twin Laboratories Inc. will be required to apply various percentages of the net proceeds of (i) certain issuances or sales of equity by TLC (provided that in the case of a public offering by TLC of its capital stock, the net proceeds thereof may be used, at the discretion of TLC and Twin Laboratories Inc., including without limitation, to redeem or retire any of TLC's outstanding preferred stock, the Notes and/or to reduce the Amended Facility), (ii) the incurrence of certain indebtedness by TLC or its direct or indirect subsidiaries, or (iii) any disposition of any material assets (other than inventory in the ordinary course of business), to the repayment of the Amended Facility.

  The Amended Facility is expected to contain certain financial and operating covenants, including a maximum leverage ratio and a minimum interest coverage ratio. In addition, Twin Laboratories Inc. and its subsidiaries will be limited in the amount of annual capital expenditures and capital lease obligations they may incur.

  The operating covenants of the Amended Facility are expected to include limitations on the ability of the Company to (i) incur additional indebtedness, other than certain permitted indebtedness, (ii) permit additional liens or encumbrances, other than certain permitted liens, (iii) make any investment in other persons, other than certain permitted investments; (iv) become obligated with respect to contingent obligations, other than certain permitted contingent obligations, and (v) make restricted junior payments (including dividends on its common stock). The operating covenants are also expected to include restrictions on certain specified fundamental changes, such as mergers and asset sales, transactions with shareholders and affiliates, and business outside the ordinary course as currently conducted, amendments or waivers of certain specified agreements, and the issuance of preferred stock, guarantees or other credit enhancements.

DESCRIPTION OF NOTES

  The 10 1/4% Senior Subordinated Notes due 2006 (the "Notes") were issued in a transaction (the "Notes Offering") pursuant to which Twin Laboratories Inc. issued an aggregate of $100,000,000 principal amount of the Notes to Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") and Chase Securities Inc. (together with DLJ, the "Initial Notes Purchasers") on May 7, 1996 (the "Note Offering Closing Date"). The Initial Notes Purchasers subsequently resold the Notes in reliance on Rule 144A and certain other exemptions under the Securities Act. The Company and the Initial Notes Purchasers also entered into a Registration Rights Agreement, pursuant to which the Company granted certain registration rights for the benefit of the holders of the Notes. On October 28, 1996, the Company consummated a fully-subscribed registered exchange offer under the Securities Act for the Notes (the "Exchange Offer") to satisfy certain of the Company's obligations under the Registration Rights Agreement with respect to the Notes.

  The Notes were issued under an indenture, dated as of the Note Offering Closing Date (the "Indenture"), among TLC, Twin Laboratories Inc., ARP and Fleet National Bank as trustee. The Notes are not redeemable, in whole or in part, prior to May 15, 2001. Thereafter, the Notes are redeemable at the redemption prices set forth in the Indenture, plus interest accrued thereon to the redemption date. Notwithstanding the foregoing, at any time on or before May 15, 1999, Twin Laboratories Inc. may redeem up to 35% of the original aggregate principal amount of the Notes, in whole or in part, with the net proceeds of one or more Equity Offerings (as defined therein) at a redemption price equal to 109 1/2% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of redemption. Upon the occurrence of a Change of Control (as defined therein), Twin Laboratories Inc. will be required to make an offer to repurchase all outstanding Notes at 101% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase.

  The Notes are general unsecured obligations of Twin Laboratories Inc. subordinated in right of payment to all existing and future Senior Debt (as defined therein) of Twin Laboratories Inc., including borrowings under the New Credit Facility. The payment of the principal of, premium, if any, and interest on the Notes are guaranteed (the "Guarantees") by TLC and ARP (the "Guarantors"). The Guarantees are subordinated in right of payment to all existing and future Senior Debt of the Guarantors. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources." The Indenture permits the Company to incur additional indebtedness, including additional Senior Debt. The Indenture contains certain covenants with respect to Twin Laboratories Inc. and the Subsidiary Guarantors (as defined therein) that limit the ability of Twin Laboratories Inc. and the Subsidiary Guarantors to, among other things, (i) incur additional Indebtedness (as defined therein) and issue certain preferred stock, (ii) pay dividends or make other distributions, (iii) layer Indebtedness, (iv) create certain liens, (v) sell certain assets, (vi) enter into certain transactions with affiliates, or (vii) enter into certain mergers or consolidations involving Twin Laboratories Inc.

  The form and terms of the notes issued under the Exchange Offer are identical in all material respects to the form and terms of the Notes.

                         DESCRIPTION OF CAPITAL STOCK

  TLC is authorized by its Second Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") to issue 75,000,000 shares of Common Stock, $1.00 par value per share, of which 27,000,000 shares will be outstanding upon completion of the Offerings, and 2,000,000 shares of preferred stock, $.01 par value per share, none of which shares will be outstanding upon consummation of the Offerings and the Repayments. See "Use of Proceeds."

  The following summary description of the capital stock of TLC is qualified in its entirety by reference to the Certificate of Incorporation and TLC's Amended and Restated Bylaws (the "Bylaws"), copies of which are filed as exhibits to the Registration Statement of which this Prospectus forms a part.

COMMON STOCK

  Holders of shares of Common Stock vote as a single class on all matters submitted to a vote of the stockholders, including the election of directors, with each share of Common Stock entitled to one vote. There is no cumulative voting with respect to the election of directors, with the result that holders of more than 50% of the shares voting for the election of directors can elect all of the directors. Immediately following the Offerings, GEI will own 32.9% and the Continuing Stockholders will own 30.8% of the Common Stock of TLC. As a result, GEI and the Continuing Stockholders, should they choose to act together, will retain the voting power required to elect all directors and approve most other matters required to be voted upon by the stockholders of the Company. See "Risk Factors--Control by Principal Stockholders."

  Holders of Common Stock on the applicable record date are entitled to share ratably in such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor, subject to the rights of the holders of any series of preferred stock. See "Dividend Policy." Upon the liquidation, dissolution or winding up of the Company, each holder of Common Stock will be entitled to share ratably in any distribution of the Company's assets after the payment of all debts and other liabilities, subject to any superior rights of the holders of any outstanding shares of preferred stock.

  Holders of the shares of Common Stock have no preemptive or other subscription rights and there are no conversion rights or redemption or sinking fund provisions with respect to such shares. All of the outstanding shares of Common Stock are, and the shares of Common Stock offered hereby will be when issued, fully paid and non-assessable.

  Special meetings of stockholders may be called by the Company's Board of Directors, the Chairman of the Board of Directors, the President or the holders of twenty-five (25%) of the then outstanding Common Stock.

  Stockholders of the Company are required to provide advance notice of nominations of directors to be made at, and of business proposed to be brought before, a meeting of stockholders. The failure to deliver proper notice within the period specified in the Company's Bylaws will result in the denial to the stockholder of the right to make such nominations or propose such action at the meeting.

PREFERRED STOCK

  The Company's Board of Directors has authority (without action by the stockholders) to issue authorized and unissued shares of preferred stock in one or more series, to designate the number of shares constituting any series, and to fix, by resolution, the voting powers, designations, preferences and relative, optional or other special rights thereof, including liquidation preferences and the dividend, conversion and redemption rights of each such series. Under certain circumstances, the Company could issue the preferred stock as a method of discouraging, delaying or preventing a change of control of the Company.

  In connection with the consummation of the Acquisition and the Note Offering, TLC issued the Senior Preferred Stock and Junior Preferred Stock, the terms of which are described below. All outstanding shares of Senior Preferred Stock and Junior Preferred Stock will be redeemed in connection with the Offerings and the Repayments.

SENIOR PREFERRED STOCK

  The Certificate of Incorporation limits the number of shares of Senior Preferred Stock which can be issued to 30,000 plus additional shares of Senior Preferred Stock which may be issued in payment of dividends on the Senior Preferred Stock if TLC elects to pay dividends in additional shares of Senior Preferred Stock. The aggregate liquidation preference of the Senior Preferred Stock issued upon the consummation of the Acquisition was $30.0 million. Dividends on the Senior Preferred Stock accrue at the rate of 14% per annum and will be payable quarterly when, as and if declared by the Board of Directors. Dividends shall be paid in additional fully paid and non-assessable shares of Senior Preferred Stock having an aggregate liquidation preference equal to the amount of such dividends; provided, however, that TLC may, at its option and upon a majority vote of directors not affiliated with LGP ("Unaffiliated Directors"), pay dividends in cash.

  The Senior Preferred Stock is redeemable at any time, in whole or in part, at the option of TLC and upon a majority vote of Unaffiliated Directors, at the amount of the liquidation preference including accrued and unpaid dividends, except that (i) no partial redemption is allowed unless full cumulative dividends have been paid on all shares and (ii) no optional redemption is allowed at any time when TLC is making or required to make an offer to purchase Preferred Stock upon a change of control. The Senior Preferred Stock will be subject to mandatory redemption at the amount of the liquidation preference including accrued and unpaid dividends on May 1, 2007.

  In the event of a Change of Control (as defined), TLC will be required to make an offer to repurchase the outstanding Senior Preferred Stock at a price equal to 101% of the liquidation preference thereof, plus accrued and unpaid dividends.

  The Senior Preferred Stock ranks junior in right of payment to all liabilities of TLC and to any preferred stock senior in right of payment to the Senior Preferred Stock (if consented to by holders of a majority of the shares of Senior Preferred Stock) and ranks senior in right of payment to the Junior Preferred Stock and Common Stock.

  Holders of the Senior Preferred Stock have no voting rights with respect to general corporate matters except as provided by law or as set forth in the Certificate of Incorporation. The Certificate of Incorporation provides that the Senior Preferred Stock will have class voting rights with regard to, among other things, (i) authorization or issuance of stock which is senior to or on a parity with the Senior Preferred Stock as to dividends and distributions upon liquidation; (ii) issuance of additional shares of Senior Preferred Stock other than in payment of dividends on Senior Preferred Stock; (iii) changes to the Certificate of Incorporation or By-laws of TLC so as to affect adversely any of the preferences, rights, powers or privileges of the Senior Preferred Stock or of the holders thereof as such; (iv) mergers, consolidations or sales of all or substantially all of the assets of TLC (or of TLC and its subsidiaries, taken as a whole) unless (a) the shares of Senior Preferred Stock will be redeemed upon consummation of such transaction or (b) certain other conditions are met; (v) certain transactions with affiliates; and (vi) subject to certain exceptions (including exceptions relating to the Junior Preferred Stock), payment of dividends on, or redemption or repurchase of, junior securities.

JUNIOR PREFERRED STOCK

  The Certificate of Incorporation limits the number of shares of Junior Preferred Stock which can be issued to 37,000, plus additional shares of Junior Preferred Stock which may be issued in payment of dividends on the Junior Preferred Stock if TLC elects to pay dividends in additional shares of Junior Preferred Stock. The aggregate liquidation preference of the Junior Preferred Stock issued upon the consummation of the Acquisition was $37.0 million. Dividends on the Junior Preferred Stock accrue at the rate of 11.25% per annum and will be payable quarterly when, as and if declared by the Board of Directors. Dividends shall be paid in additional fully paid and non-assessable shares of Junior Preferred Stock having an aggregate liquidation preference equal to the amount of such dividends; provided, however, that if dividends are then being paid in cash on the Senior Preferred Stock, TLC may, at its option and upon a majority vote of Unaffiliated Directors, pay dividends on the Junior Preferred Stock in cash. The Junior Preferred Stock will be subject to mandatory redemption at the amount of the liquidation preference including accrued and unpaid dividends on May 1, 2008.

  The Junior Preferred Stock ranks junior in right of payment to all liabilities of TLC and to the Senior Preferred Stock and any other preferred stock senior in right of payment to the Junior Preferred Stock (if consented to by holders of a majority of the shares of Junior Preferred Stock) and ranks senior in right of payment to any additional preferred stock which does not expressly provide that it ranks senior to or on a parity with the Junior Preferred Stock and the Common Stock.

  Other than as set forth above with respect to ranking, the powers, rights, designations and preferences, and qualifications, restrictions and limitations thereof, of the Junior Preferred Stock are substantially similar to those of the Senior Preferred Stock.

CERTAIN PROVISIONS OF THE DELAWARE GENERAL CORPORATION LAW ("DGCL")

  Section 228 of the DGCL allows any action which is required to be or may be taken at a special or annual meeting of the stockholders of a corporation to be taken without a meeting with the written consent of holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, provided that the certificate of incorporation of such corporation does not contain a provision to the contrary. The Certificate of Incorporation contains no such provision, and therefore, pursuant to Section 228 and the By-laws, stockholders holding a majority of the voting power of the Common Stock will be able to effect most corporate matters requiring stockholder approval by written consent, without the need for a duly-noticed and duly-held meeting of stockholders. See "Risk Factors--Control by Principal Stockholders."

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar for the Common Stock is American Securities Transfer & Trust, Inc. American Securities Transfer & Trust, Inc. is located at 1825 Lawrence Street, Suite 444, Denver, Colorado 80202-1817, and its telephone number is (303) 298-5370.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of the Offerings, TLC will have 27,000,000 shares of Common Stock outstanding. Of these shares, the 8,500,000 shares sold in the Offerings will be freely tradeable without restriction or further registration under the Securities Act, except that any shares purchased by "affiliates" of the Company, as that term is defined under the Securities Act ("Affiliates"), may generally only be sold in compliance with the limitations of Rule 144 described below.

  The remaining 18,500,000 shares of Common Stock (the "Restricted Shares") constitute restricted securities under Rule 144 and were issued by the Company in private transactions in reliance upon one or more exemptions under the Securities Act. Such restricted securities may be resold in a public distribution only if registered under the Securities Act (which registration is contemplated with respect to all of such restricted securities as described below) or pursuant to an exemption therefrom, including Rule 144. The Company, its officers, directors and certain other stockholders who collectively are the beneficial owners of an aggregate of 17,205,000 shares of Common Stock, have agreed with the Underwriters not to directly or indirectly without the prior written consent of DLJ offer, sell, contract to sell, grant any option to purchase or otherwise dispose of any Common Stock or any securities convertible into or exchangeable or exercisable for, or warrants, options or rights to purchase or acquire Common Stock or in any other manner transfer all or a portion of the economic consequences associated with the ownership of any Common Stock, or enter into any agreement to do any of the foregoing, for a period of 180 days after the date of this Prospectus (the "Lock-Up Period"), except (i) offers to sell and sales to the Underwriters pursuant to the Offerings and (ii) the issuance of shares of Common Stock pursuant to employee benefit arrangements of the Company. Upon the expiration of such 180 day period, such holders will in general be entitled to dispose of their shares, although the shares of Common Stock held by affiliates of the Company will continue to be subject to the restrictions of Rule 144 under the Securities Act.

  In general, under Rule 144 of the Securities Act as currently in effect, beginning 90 days after the Offerings, a person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least two years, including a person who may be deemed an Affiliate of the Company, is entitled to sell within any three-month period a number of shares of Common Stock that does not exceed the greater of 1% of the then outstanding shares of Common Stock or the average weekly trading volume in the Common Stock during the four calendar weeks preceding the date on which notice of such sale is filed pursuant to Rule 144. Sales under Rule 144 are subject to certain restrictions relating to manner of sale, notice and the availability of current public information about the Company. In addition, under Rule 144(k), a person who is not an Affiliate of the Company at any time 90 days preceding a sale, and who has beneficially owned shares for at least three years, would be entitled to sell such shares immediately following the Offerings without regard to the volume limitations, manner of sale provisions or notice or other requirements of Rule 144.

  The Company has granted certain institutional investors and their transferees certain demand and piggyback registration rights covering an aggregate of 1,295,000 shares. These registration rights will become exercisable on May 7, 2001. The Company has also granted GEI and the Continuing Stockholders certain demand and piggyback registration rights covering an aggregate of 17,205,000 shares. The demand registration rights for GEI and the Continuing Stockholders are not exercisable until nine months from the date on which the Offerings are consummated. When and as these rights are exercised, additional shares will become available for sale upon the effectiveness of a registration statement filed pursuant to exercise of such rights. See "Principal Stockholders--Terms of the Stockholders Agreement."

  Prior to the consummation of the Offerings, the Company may grant options pursuant to the 1996 Plan to certain employees at an exercise price equal to the initial public offering price set forth on the cover page of this Prospectus. The Company intends to file a Registration Statement on Form S-8 ("S-8") to cover the 400,000 authorized shares of Common Stock which have been reserved for issuance pursuant to grants of options to purchase Common Stock under the Company's 1996 Plan. Shares issued on exercise of options after the effective date of the S-8 will be eligible for sale by non-affiliates in the public market without limitation and by affiliates subject to the provisions of Rule 144, except for the holding period limitation of Rule 144.

  Prior to the Offerings there has been no public market for the Common Stock and any sale of substantial amounts of Common Stock in the open market may adversely affect the market price of the Common Stock offered hereby.

                    CERTAIN UNITED STATES TAX CONSEQUENCES

                         TO NON-UNITED STATES HOLDERS

  The following is a general discussion of certain United States federal income and estate tax consequences of the acquisition, ownership and disposition of the Common Stock by a "Non-United States Holder." For the purpose of this summary, a "Non-United States Holder" is any person or entity that is not (a) a citizen or resident of the United States, (b) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof or (c) an estate or trust that is subject to United States federal taxation on its income regardless of its source. An individual may be deemed to be a resident of the United States for federal income tax purposes in several circumstances, including being present in the United States on at least 31 days in the calendar year and for an aggregate of 183 days during the three-year period ending with the current calendar year. For purposes of this determination, all of the days present in the United States during the current year, one-third of the days present during the immediately preceding year and one-sixth of the days present during the second preceding year are taken into account. Resident aliens are subject to U.S. federal income tax as if they were U.S. citizens and residents.

  This summary does not deal with all aspects of United States federal income and estate taxation that may be relevant to Non-United States Holders in light of their personal circumstances and does not address tax consequences under the laws of any state, municipality, or other taxing jurisdiction or under the laws of any country other than the United States. Furthermore, this summary is based on current provisions of the Internal Revenue Code, existing, temporary and proposed regulations promulgated thereunder and administrative and judicial interpretations, all of which are subject to change, possibly with retroactive effect. Prospective Non-United States Holders are urged to consult their tax advisors regarding the United States federal, state, local and foreign income and other tax consequences of acquiring, owning and disposing of the Common Stock.

DIVIDENDS

  The Company does not expect to pay dividends on its Common Stock in the foreseeable future. See "Dividend Policy." Generally, any dividends paid with respect to the Common Stock to a Non-United States Holder will be subject to withholding of United States federal income tax at a 30% tax rate (or such lower tax rate as may be specified by an applicable income tax treaty). Dividends received by a Non-United States Holder that are effectively connected with a United States trade or business conducted by such Non-United States Holder (and attributable to a U.S. permanent establishment of the Non-United States Holder, if any income tax treaty applies) are exempt from such withholding tax. However, such effectively connected dividends, net of certain deductions and credits, are taxed at the same graduated rates applicable to United States persons. Effectively connected dividends received by a corporate Non-United States Holder may be subject to an additional "branch profits tax" at a 30% tax rate (or such lower rate as may be specified by an applicable income tax treaty). A Non-United States Holder may claim exemption from withholding under the effectively connected income exception by filing Form 4224 (Statement Claiming Exemption from Withholding of Tax on Income Effectively Connected with the Conduct of Business in the United States) with the Company or its paying agent.

  Under current United States Treasury regulations, dividends paid to an address in a foreign country are presumed to be paid to a resident of such country for purposes of the withholding discussed above (unless the payor has knowledge to the contrary) and, under the current interpretation of United States Treasury regulations, for purposes of determining the applicability of a tax treaty rate. Treasury regulations proposed to be effective for payments made after December 31, 1997 (the "Proposed Regulations"), which have not been finally adopted, however, would require Non-United States Holders to file certain new forms to obtain the benefit of any applicable tax treaty providing for a lower rate of withholding tax on dividends. Such forms would contain the holder's name, address and certain other information.

DISPOSITION OF COMMON STOCK

  A Non-United States Holder generally will not be subject to United States federal income tax on any gain recognized upon the sale or other disposition of Common Stock unless (i) such gain is effectively connected with a United States trade or business of the Non-United States Holder (and, if the applicable treaty so provides, is attributable to such holder's office or other fixed place of business within the United States), (ii) in the case of a Non-United States Holder who is a non-resident alien individual and holds the Common Stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of disposition and either (a) has a "tax home" in the United States for United States federal income tax purposes or (b) has an office or other fixed place of business in the United States to which the gain is attributable and no treaty exemption applies,
(iii) the Non-United States Holder is subject to tax pursuant to the provisions of United States federal income tax laws applicable to certain expatriates or (iv) the Company is or has been a "United States real property holding corporation" ("USRPHC") at any time within the shorter of the five-year period preceding such disposition or such Non-United States Holder's holding period and, provided that the Common Stock continues to be "regularly traded on an established securities market" for tax purposes, the Non-United States Holder held, directly or indirectly, at any time during the five-year period ending on the date of disposition, more than 5% of the outstanding Common Stock. The Company has determined that it has not been and is not currently and does not believe that it will become a USRPHC for federal income tax purposes. If a Non-United States Holder falls under clause (i) above, the holder will be subject to United States federal income tax on the same basis as United States persons generally (and, with respect to corporate Non-United States Holders, may also be subject to the branch profits tax described above). If an individual Non-United States Holder falls under clause (ii) above, the holder generally will be subject to a 30% tax on the gain derived from the sale, which gain may be offset by U.S. capital losses recognized within the same taxable year of such sale or disposition.

BACKUP WITHHOLDING AND INFORMATION REPORTING

  In the event the Company decides, contrary to its present intention, to pay dividends with respect to its Common Stock, the Company must report to the IRS the amount of dividends paid, the name and address of the recipient and the amount, if any, of tax withheld. A similar report is sent to the Non-United States Holder. See "Dividend Policy." Pursuant to tax treaties or other agreements, the IRS may make such reports available to tax authorities in the recipient's country of residence.

  Dividends paid to a Non-United States Holder at an address within the United States may be subject to backup withholding at a rate of 31% if the Non-United States Holder fails to establish that it is entitled to an exemption or to provide a correct taxpayer identification number and other information to the payor.

  The payment of the proceeds of the disposition of Common Stock by or through the United States office of a broker is subject to information reporting and backup withholding at a rate of 31% unless the holder certifies its name, address and non-United States status under penalties of perjury or otherwise establishes an exemption. Information reporting requirements (but not backup withholding) will apply to a payment of disposition proceeds by or through a foreign office of (a) a United States broker, (b) a foreign broker that is a controlled foreign corporation for United States federal income tax purposes or (c) a foreign broker 50% or more of whose gross income for certain periods is effectively connected with the conduct of a United States trade or business, unless such broker has documentary evidence in its files of the owner's foreign status and has no actual knowledge to the contrary. Generally, United States information reporting and backup withholding will not apply to a payment of disposition proceeds if the payment is made outside the United States by or through a foreign office of a non-U.S. broker.

  The Proposed Regulations would, if adopted, alter the foregoing rules in certain respects. Among other things, the Proposed Regulations would provide certain presumptions under which a Non-United States Holder would be subject to backup withholding in the absence of certification from the holder as to non-U.S. status.

  Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the IRS.

FEDERAL ESTATE TAXES

  Common Stock owned or treated as owned by an individual who is not a citizen or resident of the United States (as defined for United States federal estate tax purposes) at the time of death will be subject to United States federal estate tax unless an applicable estate tax treaty provides otherwise. Estates of non-resident aliens are generally allowed a statutory credit which is the equivalent of an exclusion of $60,000 of assets from the U.S. estate tax. Tax treaties may permit a larger credit.

                                 UNDERWRITING

  Subject to the terms and conditions contained in the Underwriting Agreement (the "Underwriting Agreement"), the United States Underwriters named below (the "U.S. Underwriters"), for whom DLJ, Bear, Stearns & Co. Inc. ("Bear Stearns"), Montgomery Securities and Adams, Harkness & Hill, Inc. ("Adams Harkness") are acting as representatives (the "U.S. Representatives"), and the international managers named below (the "International Managers" and, together with the U.S. Underwriters, the "Underwriters"), for whom DLJ, Bear, Stearns International Limited, Montgomery Securities and Adams Harkness are acting as representatives (the "International Representatives" and, together with the U.S. Representatives, the "Representatives"), have severally agreed to purchase from the Company the number of shares of Common Stock set forth opposite their names below:

                                                                       NUMBER OF
         U.S. UNDERWRITERS                                              SHARES
         -----------------                                             ---------
Donaldson, Lufkin & Jenrette Securities Corporation...................
Bear, Stearns & Co. Inc...............................................
Montgomery Securities.................................................
Adams, Harkness & Hill, Inc. .........................................
                                                                       ---------
  U.S. Offering subtotal..............................................
                                                                       ---------
                                                                       NUMBER OF
         INTERNATIONAL MANAGERS                                         SHARES
         ----------------------                                        ---------
Donaldson, Lufkin & Jenrette Securities Corporation...................
Bear, Stearns International Limited...................................
Montgomery Securities.................................................
Adams, Harkness & Hill, Inc...........................................
                                                                       ---------
  International Offering subtotal.....................................
                                                                       ---------
    Total.............................................................
                                                                       =========

  The Underwriting Agreement provides that the obligations of the several Underwriters to purchase and accept delivery of the shares of Common Stock offered hereby are subject to approval of certain legal matters by counsel and to certain other conditions. If any of the shares of Common Stock are purchased by the Underwriters pursuant to the Underwriting Agreement, all such shares (other than those covered by the over-allotment option described below) must be so purchased. The offering price and underwriting discounts and commissions per share for the U.S. Offering and the International Offering are identical.

  The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

  The Representatives have advised the Company that the Underwriters propose to offer the shares of Common Stock to the public initially at the price to the public set forth on the cover page of this Prospectus and to certain dealers (who may include the Underwriters) at such price, less a concession
not in excess of $    per share. The Underwriters may allow, and such dealers
may re-allow, discounts not in excess of $    per share to any other
Underwriter and certain other dealers. After the Offerings, the offering price and other selling terms may be changed by the Underwriters.

  The Company has granted to the U.S. Underwriters an option to purchase up to an aggregate of 1,275,000 additional shares of Common Stock, at the initial public offering price less underwriting discounts and commissions, solely to cover over-allotments. Such option may be exercised at any time until 30 days after the date of this Prospectus. To the extent that the U.S. Representatives exercise such option, each of the U.S. Underwriters will be committed, subject to certain conditions, to purchase a number of shares proportionate to such U.S. Underwriter's initial commitment as indicated in the preceding tables.

  The Company, its officers, directors, and certain other stockholders, who collectively are the beneficial owners of an aggregate of 17,205,000 shares of Common Stock, have agreed, subject to certain exceptions, with the Underwriters not to, directly or indirectly, offer, sell, contract to sell, grant any option to purchase or otherwise dispose of, without the prior written consent of DLJ, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for, or warrants, options or rights to purchase or acquire, Common Stock or in any other manner transfer all or a portion of the economic consequences associated with the ownership of any Common Stock, or enter into any agreement to do any of the foregoing, for a period of 180 days after the date of this Prospectus. See "Shares Eligible for Future Sale."

  Pursuant to an Agreement Between U.S. Underwriters and International Managers (the "Agreement Between U.S. Underwriters and International Managers"), each U.S. Underwriter has represented and agreed that, with respect to the shares included in the U.S. Offering and with certain exceptions, (a) it is not purchasing any Common Stock for the account of anyone other than a United States or Canadian Person (as defined below) and
(b) it has not offered or sold, and will not offer or sell, directly or indirectly, any Common Stock or distribute this Prospectus outside of the United States or Canada or to anyone other than a United States or Canadian Person. Pursuant to the Agreement Between U.S. Underwriters and International Managers, each International Manager has represented and agreed that, with respect to the shares included in the International Offering and with certain exceptions, (a) it is not purchasing any Common Stock for the account of any United States or Canadian Person and (b) it has not offered or sold, and will not offer or sell, directly or indirectly, any Common Stock or distribute this Prospectus within the United States or Canada or to any United States or Canadian Person. The foregoing limitations do not apply to stabilization transactions and to certain other transactions among the International Managers and the U.S. Underwriters. As used herein, "United States or Canadian Person" means any national or resident of the United States or Canada or any corporation, pension, profit-sharing or other trust or other entity organized under the laws of the United States or Canada or of any political subdivision thereof (other than a branch located outside the United States or Canada of any United States or Canadian Person) and includes any United States or Canadian branch of a person who is not otherwise a United States or Canadian Person, and "United States" means the United States of America, its territories, its possessions and all areas subject to its jurisdiction.

  Pursuant to the Agreement Between U.S. Underwriters and International Managers, sales may be made between the U.S. Underwriters and the International Managers of any number of shares of Common Stock to be purchased pursuant to the Underwriting Agreement as may be mutually agreed. The per share price and currency of settlement of any shares so sold shall be the public offering price set forth on the cover page hereof, in United States dollars, less an amount not greater than the per share amount of the concession to dealers set forth above.

  Pursuant to the Agreement Between U.S. Underwriters and International Managers, each U.S. Underwriter has represented that it has not offered or sold, and has agreed not to offer or sell, any Common Stock, directly or indirectly, in Canada in contravention of the securities laws of Canada or any province or territory thereof and has represented that any offer of Common Stock in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer is made. Each U.S. Underwriter has further agreed to send any dealer who purchases from it any Common Stock a notice stating in substance that, by purchasing such Common Stock, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, directly or indirectly, any of such Common Stock in Canada in contravention of the securities laws of Canada or any province or territory thereof and that any offer of Common Stock in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer is made, and that such dealer will deliver to any other dealer to whom it sells any of such Common Stock a notice to the foregoing effect.

  Pursuant to the Agreement Between U.S. Underwriters and International Managers, each International Manager has represented and agreed that (i) it has not offered or sold and during the period of six months from the date of this Prospectus will not offer or sell any Common Stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which do not constitute an offer to the public in the United Kingdom for the purposes of the Public Offers of Securities Regulations 1995 (the "Regulations"); (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 of Great Britain and the Regulations with respect to anything done by it in relation to the Common Stock in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on in the United Kingdom any document in connection with the issue or sale of the Common Stock to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1995 of Great Britain or is a person to whom the document may otherwise lawfully be issued or passed on.

  No action has been taken in any jurisdiction by the Company or the Underwriters that would permit a public offering of the Common Stock offered pursuant to the Offerings in any jurisdiction where action for that purpose is required, other than the United States. The distribution of this Prospectus and the offering or sale of the shares of Common Stock offered hereby in certain jurisdictions may be restricted by law. Accordingly, the shares of Common Stock offered hereby may not be offered or sold, directly or indirectly, and neither this Prospectus nor any other offering material or advertisements in connection with the Common Stock may be distributed or published, in or from any jurisdiction, except under circumstances that will result in compliance with applicable rules and regulations of any such jurisdiction. Such restrictions may be set out in applicable Prospectus supplements. Persons into whose possession this Prospectus comes are required by the Company and the Underwriters to inform themselves about and to observe any applicable restrictions. This Prospectus does not constitute an offer of, or an invitation to subscribe for purchase of, any shares of Common Stock and may not be used for the purpose of an offer to, or solicitation by, anyone in any jurisdiction or in any circumstances in which such offer or solicitation is not authorized or is unlawful.

  The Representatives have informed the Company that the Underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares of Common Stock offered by them and the sales to discretionary accounts by the Representatives will be less than one percent of the total number of shares of Common Stock offered by them.

  A portion of the shares offered hereby will be reserved for sale to certain retailers and distributors with whom the Company does business and other persons designated by the Company. The price per share of the shares to be sold to these persons will be the same as the price to the public in the Offerings. The maximum investment of any such person may be limited by the Company in its sole discretion. This program will be administered by DLJ. The number of shares to be sold under this program shall not exceed 10% of the number of shares of Common Stock offered in connection with the Offerings.

  Prior to the Offerings, there has been no public market for the shares of Common Stock. The initial public offering price has been negotiated among the Company and the Representatives. Among the factors considered in determining the initial public offering price of the Common Stock, in addition to prevailing market conditions, were the Company's historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

  DLJ and Bear Stearns each have in the past provided, and may in the future provide, investment banking services for LGP and its affiliates. Affiliates of DLJ and affiliates of Bear Stearns each own 1.61% of the limited partnership interest in GEI. Affiliates of DLJ own $7.5 million in aggregate liquidation preference of the Senior Preferred Stock and will receive approximately $7.5 million of the net proceeds of the Offerings in connection with the redemption of such shares, plus accrued and unpaid dividends thereon. See "Use of Proceeds."

  This Offering is being made pursuant to Rule 2720 ("Rule 2720") of the Conduct Rules of the National Association of Securities Dealers, Inc. ("NASD"), because DLJ Investment Partners, L.P., DLJ Investment Funding, Inc. and DLJ First ESC L.L.C., affiliates of DLJ, together own more than 10% of the preferred equity of the Company. Rule 2720 provides that, among other things, when an NASD member participates in the underwriting of equity securities of a company in which it owns more than 10% of the preferred equity of the company, the price at which such equity securities are to be distributed to the public can be no higher than that recommended by a "qualified independent underwriter" meeting certain standards ("QIU"). Montgomery Securities will assume the responsibilities of acting as the QIU in pricing the Offerings and conducting due diligence.

  Pursuant to the provisions of Rule 2720, NASD members may not execute transactions in the shares of Common Stock in discretionary accounts without the prior written approval of the customer.

  The Company's Common Stock has been approved for quotation and trading on the Nasdaq National Market under the symbol TWLB, subject to notice of issuance.

                                 LEGAL MATTERS

  The validity of the shares offered hereby will be passed upon for the Company by Kramer, Levin, Naftalis & Frankel, New York, New York. Certain legal matters will be passed upon for the Underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.

                                    EXPERTS

  The consolidated financial statements of TLC as of December 31, 1994 and 1995 and for each of the three years in the period ended December 31, 1995 included in this Prospectus and the related financial statement schedule included elsewhere in the Registration Statement, have been audited by Deloitte & Touche llp, independent auditors, as stated in their reports appearing herein and elsewhere in the Registration Statement and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
Independent Auditors' Report.............................................. F-2
Financial Statements
  Consolidated Balance Sheets as of December 31, 1994 and 1995 and
   September 30, 1996 (unaudited)......................................... F-3
  Consolidated Statements of Income for the Years Ended December 31, 1993,
   1994 and 1995 and the Nine Months Ended September 30, 1995 (unaudited)
   and 1996 (unaudited)................................................... F-4
  Consolidated Statements of Shareholders' Equity (Deficit) for the Years
   Ended December 31, 1993, 1994 and 1995 and the Nine Months Ended
   September 30, 1996 (unaudited)......................................... F-5
  Consolidated Statements of Cash Flows for the Years Ended December 31,
   1993, 1994 and 1995 and the Nine Months Ended September 30, 1995
   (unaudited) and 1996 (unaudited)....................................... F-6
  Notes to Consolidated Financial Statements.............................. F-7

                         INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Twinlab Corporation (formerly TLG Laboratories Holding Corp.)
Ronkonkoma, New York

  We have audited the accompanying consolidated balance sheets of Twinlab Corporation (formerly TLG Laboratories Holding Corp.) and subsidiaries as of December 31, 1994 and 1995, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 1994 and 1995, and the results of their consolidated operations and their consolidated cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

Deloitte & Touche LLP

Jericho, New York
February 9, 1996

(May 7, 1996 as to Notes
1 and 16a, June 4, 1996
as to Note 16b and
November 13, 1996 as to
Notes 16c, 16d, 16e and
16f)

                      TWINLAB CORPORATION AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

          (IN THOUSANDS OF DOLLARS EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                    DECEMBER 31,
                                                   --------------- SEPTEMBER 30,
                                                    1994    1995       1996
                                                   ------- ------- -------------
                                                                    (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents (Note 7).............  $ 5,735 $ 7,945   $  8,367
  Marketable securities (Note 2).................    1,178     201        --
  Accounts receivable, net of allowance for bad
   debts of $63, $177 and $228, respectively
   (Notes 7 and 15)..............................   17,892  24,372     25,071
  Inventories (Notes 3 and 7)....................   22,732  25,273     30,779
  Deferred tax assets (Note 16)..................      --      --         112
  Prepaid expenses and other current assets......    1,179     872      1,347
                                                   ------- -------   --------
    Total current assets.........................   48,716  58,663     65,676
Marketable securities (Note 2)...................      201     --         --
Property, plant and equipment, net (Notes 4, 8
 and 9)..........................................   12,071  13,036     13,456
Deferred tax assets (Note 16)....................      --      --      54,020
Other assets (Note 5)............................    3,718   3,610     10,256
                                                   ------- -------   --------
Total............................................  $64,706 $75,309   $143,408
                                                   ======= =======   ========
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Current portion of long-term debt (Notes 8 and
   16)...........................................  $ 1,101 $ 1,479   $     86
  Current portion of capital lease obligations
   (Note 9)......................................      126     136        143
  Loan payable--bank (Note 7)....................      660     660        --
  Notes payable--shareholders (Note 14)..........    1,846     846        --
  Accounts payable...............................    3,612   6,854     10,366
  Accrued expenses and other current liabilities
   (Note 6)......................................    3,135   4,258     13,040
                                                   ------- -------   --------
    Total current liabilities....................   10,480  14,233     23,635
Long-term debt, less current portion (Notes 5 and
 16).............................................    5,116   5,367     47,273
Capital lease obligations, less current portion
 (Note 9)........................................      439     304        195
Senior subordinated notes (Note 16)..............      --      --     100,000
                                                   ------- -------   --------
    Total liabilities............................   16,035  19,904    171,103
                                                   ------- -------   --------
Senior redeemable cumulative preferred stock,
 $.01 par value; 156,410 shares authorized;
 30,000 shares outstanding as of September 30,
 1996 (Note 16)..................................      --      --      30,000
                                                   ------- -------   --------
Junior redeemable cumulative preferred stock,
 $.01 par value; 140,090 shares authorized;
 37,000 shares outstanding as of September 30,
 1996 (Note 16)..................................      --      --      37,000
                                                   ------- -------   --------
Commitments and contingencies (Notes 12 and 13)
Shareholders' equity (deficit):
  Common stock, $1 par value; 75,000,000 shares
   authorized; 8,325,000 shares outstanding as of
   December 31, 1994 and 1995 and 18,500,000 as
   of September 30, 1996.........................    8,325   8,325     18,500
  Additional paid-in capital.....................      --      --      75,833
  Retained earnings (deficit)....................   40,346  47,080   (189,028)
                                                   ------- -------   --------
    Total shareholders' equity (deficit).........   48,671  55,405    (94,695)
                                                   ------- -------   --------
Total............................................  $64,706 $75,309   $143,408
                                                   ======= =======   ========

                See notes to consolidated financial statements.

                      TWINLAB CORPORATION AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

               (IN THOUSANDS OF DOLLARS EXCEPT PER SHARE AMOUNTS)

                                   YEAR ENDED            NINE MONTHS ENDED
                                  DECEMBER 31,             SEPTEMBER 30,
                            ---------------------------  ------------------
                             1993      1994      1995      1995      1996
                            -------  --------  --------  --------  --------
                                                            (UNAUDITED)
Net sales (Note 15).......  $99,897  $117,342  $148,735  $104,822  $121,230
Cost of sales.............   62,131    70,247    89,932    63,945    71,682
                            -------  --------  --------  --------  --------
Gross profit..............   37,766    47,095    58,803    40,877    49,548
Operating expenses........   21,125    23,022    27,191    20,521    22,644
                            -------  --------  --------  --------  --------
Income from operations....   16,641    24,073    31,612    20,356    26,904
                            -------  --------  --------  --------  --------
Other (expense) income:
  Interest income.........      242       254       313       227       452
  Interest expense........     (487)     (761)     (866)     (638)   (6,903)
  Transaction expenses
   (Note 1)...............      --        --       (656)      --       (400)
  Nonrecurring non-
   competition agreement
   expense (Note 16)......      --        --        --        --    (15,300)
  Other...................      510       354        61      (193)       15
                            -------  --------  --------  --------  --------
                                265      (153)   (1,148)     (604)  (22,136)
                            -------  --------  --------  --------  --------
Income before unusual item
 and provision for
 income taxes.............   16,906    23,920    30,464    19,752     4,768
Unusual item--nonrecurring
 charge for prior years'
 income tax assessment
 (Note 13)................      --      1,982       --        --        --
Provision for income taxes
 (Note 10)................      230       245       240       139     3,266
                            -------  --------  --------  --------  --------
Net income................  $16,676  $ 21,693  $ 30,224  $ 19,613  $  1,502
                            =======  ========  ========  ========  ========
Pro forma relating to
 change in tax status
 (Note 1)
Historical income before
 provision for income
 taxes....................  $16,906  $ 21,938  $ 30,464  $ 19,752  $  4,768
Pro forma provision for
 income taxes.............    6,644     9,087    12,060     7,818     8,027
                            -------  --------  --------  --------  --------
Pro forma net income
 (loss)...................  $10,262  $ 12,851    18,404  $ 11,934    (3,259)
                            =======  ========            ========
Senior and junior
 preferred stock
 dividends................                          --               (3,386)
                                               --------            --------
Pro forma net income
 (loss) applicable to
 common stock.............                     $ 18,404            $ (6,645)
                                               ========            ========
Pro forma net income                           $   0.68            $  (0.25)
 (loss) per share.........                     ========            ========
Weighted average shares                          27,000              27,000
 outstanding (Note 2).....                     ========            ========


                See notes to consolidated financial statements.

                      TWINLAB CORPORATION AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)

                           (IN THOUSANDS OF DOLLARS)

                                                 ADDITIONAL RETAINED
                                         COMMON   PAID-IN   EARNINGS
                                          STOCK   CAPITAL   (DEFICIT)   TOTAL
                                         ------- ---------- ---------  --------
Balance at January 1, 1993.............  $ 8,177  $   --    $  25,003  $ 33,180
Issuance of capital stock--B. Bros.....      148      --          (73)       75
Net income.............................      --       --       16,676    16,676
Distributions to shareholders..........      --       --       (9,388)   (9,388)
                                         -------  -------   ---------  --------
Balance at December 31, 1993...........    8,325      --       32,218    40,543
Net income.............................      --       --       21,693    21,693
Distributions to shareholders..........      --       --      (13,565)  (13,565)
                                         -------  -------   ---------  --------
Balance at December 31, 1994...........    8,325      --       40,346    48,671
Net income.............................      --       --       30,224    30,224
Distributions to shareholders..........      --       --      (23,490)  (23,490)
                                         -------  -------   ---------  --------
Balance at December 31, 1995...........    8,325      --       47,080    55,405
Net income (unaudited).................      --       --        1,502     1,502
Distributions to shareholders
 (unaudited)...........................      --       --       (8,929)   (8,929)
Issuance of common stock (Note 16)
 (unaudited)...........................   10,175      --       (4,675)    5,500
Repurchase of shareholders' common
 stock and recapitalization including
 income tax effects (Note 16)
 (unaudited)...........................      --    24,647    (169,434) (144,787)
Conversion of tax status from "S"
 corporation to "C" corporation (Note
 16) (unaudited).......................      --    51,186     (51,186)      --
Dividends on senior preferred stock and      --       --       (3,386)   (3,386)
 junior preferred stock (unaudited)....  -------  -------   ---------  --------
Balance at September 30, 1996
 (unaudited)...........................  $18,500  $75,833   $(189,028) $(94,695)
                                         =======  =======   =========  ========



                See notes to consolidated financial statements.

                      TWINLAB CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (IN THOUSANDS OF DOLLARS)

                                                               NINE MONTHS
                                        YEAR ENDED           ENDED SEPTEMBER
                                       DECEMBER 31,                30,
                                  -------------------------  -----------------
                                   1993     1994     1995     1995      1996
                                  -------  -------  -------  -------  --------
                                                               (UNAUDITED)
Cash flows from operating
 activities:
  Net income..................... $16,676  $21,693  $30,224  $19,613  $  1,502
  Adjustment to reconcile net
   income to net cash provided by
   operating activities:
    Depreciation and
     amortization................     805      950    1,011      664     1,322
    Gain on sale of equipment....     (35)    (153)     (58)     (58)      --
    Bad debt expense.............     --       (59)     169      116       128
    Deferred income taxes........     --       --       --       --      3,168
    Nonrecurring non-competition
     agreement expense...........     --       --       --       --     15,300
    Other........................       8        1      --       --        --
    Changes in operating assets
     and liabilities:
      Accounts receivable........  (3,817)  (5,880)  (6,649)     521      (827)
      Inventories................  (4,381)  (3,717)  (2,541)  (7,096)   (5,506)
      Prepaid expenses and other
       current assets............    (547)     295      307     (190)     (475)
      Accounts payable...........   2,354     (752)   3,242    2,550     3,512
      Accrued expenses and other
       current liabilities.......    (471)     494    1,123    1,580     5,396
                                  -------  -------  -------  -------  --------
        Net cash provided by
         operating activities....  10,592   12,872   26,828   17,700    23,520
                                  -------  -------  -------  -------  --------
Cash flows from investing
 activities:
  Maturities of marketable
   securities....................   1,163    1,120    1,178    1,159       201
  Purchases of marketable
   securities....................  (1,767)     --       --       --        --
  Proceeds from sales of
   property, plant and equipment.   1,358      435      825      825        10
  Acquisition of property, plant
   and equipment.................  (4,904)  (1,786)  (2,641)  (2,465)   (1,253)
  Decrease (increase) in other
   assets........................    (283)    (519)       6      201    (7,145)
                                  -------  -------  -------  -------  --------
        Net cash used in
         investing activities....  (4,433)    (750)    (632)    (280)   (8,187)
                                  -------  -------  -------  -------  --------
Cash flows from financing
 activities:
  Proceeds from issuance of debt.   2,758    6,073    4,685    4,675   153,000
  Proceeds from issuance of
   senior and junior preferred
   stock.........................     --       --       --       --     67,000
  Distributions to shareholders..  (9,388) (13,565) (23,490) (20,595)   (8,929)
  Payments of debt...............    (785)  (5,389)  (5,056)  (4,481)  (13,993)
  Issuance of capital stock......      75      --       --       --      5,500
  Principal payments of capital
   lease obligations.............     --      (121)    (125)    (115)     (102)
  Repurchase of shareholders'
   common stock and
   recapitalization..............     --       --       --       --   (217,387)
                                  -------  -------  -------  -------  --------
        Net cash used in
         financing activities....  (7,340) (13,002) (23,986) (20,516)  (14,911)
                                  -------  -------  -------  -------  --------
Net (decrease) increase in cash
 and cash equivalents............  (1,181)    (880)   2,210   (3,096)      422
Cash and cash equivalents at
 beginning of period.............   7,796    6,615    5,735    5,735     7,945
                                  -------  -------  -------  -------  --------
Cash and cash equivalents at end
 of period....................... $ 6,615  $ 5,735  $ 7,945  $ 2,639  $  8,367
                                  =======  =======  =======  =======  ========
Supplemental disclosures of cash
 flow information:
  Cash paid during the periods
   for:
    Interest..................... $   466  $   780  $   853  $   546  $  1,999
                                  =======  =======  =======  =======  ========
    Income taxes................. $   248  $   267  $   216  $   162  $  1,162
                                  =======  =======  =======  =======  ========
Supplemental disclosure of non-
 cash investing activities--
 Assets acquired under capital
 lease obligations............... $   --   $   686  $   --   $   --   $    --
                                  =======  =======  =======  =======  ========

                See notes to consolidated financial statements.

                     TWINLAB CORPORATION AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995
             AND THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996

  (INFORMATION AS IT RELATES TO THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND
                              1996 IS UNAUDITED)
                 (DOLLAR AMOUNTS ARE IN THOUSANDS OF DOLLARS)

1. DESCRIPTION OF ENTITY AND BASIS OF PRESENTATION

  Prior to May 7, 1996, Twin Laboratories Inc. ("Twin") and its affiliates, Twinlab Export Corp. ("Export"), Twinlab Specialty Corporation ("Specialty"), Alvita Products, Inc. ("Alvita"), Natur-Pharma, Inc. ("Natur-Pharma"), B. Bros. Realty Corporation ("B Bros.") and Advanced Research Press, Inc. ("ARP") (collectively the "Companies") operated as separate corporations, all of which were wholly-owned by the same individuals (with some companies having different ownership percentages among such individuals) except for Natur-Pharma and B. Bros. which were only ninety-seven percent owned by such individuals.

  In July 1995, the shareholders of the Companies signed a non-binding letter of intent to sell an interest in the Companies and subsequently entered into a stock purchase and sale agreement (the "Acquisition Agreement") (see Note 16). In connection with the transactions contemplated by the Acquisition Agreement, the Companies incurred $656 of professional expenses as of December 31, 1995 (the "Transaction Expenses").

  On February 27, 1996, Twinlab Corporation (formerly TLG Laboratories Holding Corp.) ("TLC") was incorporated in contemplation of the Acquisition Agreement. The accompanying consolidated financial statements include the accounts of TLC and subsidiaries (the "Company") after giving retroactive effect, in a manner similar to a pooling of interests, to the merger of the Companies pursuant to the Acquisition Agreement.

  The Company's product line includes vitamins, minerals, amino acids, fish and marine oils, sports nutrition products and special formulas marketed under the TWINLAB trademark and a full line of herbal supplements and phytonutrients and herb teas marketed under the Nature's Herbs and Alvita trademarks, respectively. The Company sells its products through a network of approximately 60 distributors, who service approximately 11,000 health food stores and other selected retail outlets.

  Twin manufactures and markets complete lines in two product categories: vitamins, minerals and amino acids; and sports nutrition, consisting of a total of over 400 products.

  Export sells Twin's products outside the United States. Specialty markets innovative and special nutritional supplements, some in unique dosage form. Alvita Products, Inc., under the brand Alvita, markets over 100 natural single herb teas and blends in both teabag and bulk form. Natur-Pharma manufactures and markets approximately 400 herbal and botanical supplements under the Nature's Herbs brand. Natur-Pharma operates a manufacturing facility registered with the Food and Drug Administration (FDA).

  B. Bros. was incorporated for the purpose of constructing a building to serve as Natur-Pharma's new office, warehouse and production facility.

  ARP is a publisher of sports nutrition books and a body building and fitness magazine entitled "Muscular Development, Fitness & Health."

  The Companies had been S Corporations, pursuant to the Internal Revenue Code, during the years ended December 31, 1993, 1994 and 1995 and through May 7, 1996. Upon completion of the Acquisition Agreement, the Companies terminated their S Corporation status. The pro forma income statement information reflects adjustments to the historical net income had the Companies not elected S Corporation status for income tax purposes for all periods presented.

                     TWINLAB CORPORATION AND SUBSIDIARIES

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  a. Principles of combination--All material intercompany accounts and transactions have been eliminated.

  b. Cash equivalents--Investments with original maturities of three months or less are considered cash equivalents.

  c. Marketable securities--The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities" during the year ended December 31, 1994, which requires changes in the accounting and reporting of investments in debt and equity securities. The effect of adopting SFAS No. 115 on the Company's consolidated financial statements was not material.

  The marketable securities portfolio primarily consists of investments in tax-exempt municipal bonds. Marketable securities are stated at amortized cost as the Company has the intent and ability to hold these securities to maturity. The aggregate fair value of the current marketable securities as of December 31, 1994 and 1995 was $1,170 and $201, respectively. The aggregate fair value of the noncurrent marketable securities was $196 as of December 31, 1994.

  d. Inventories--Inventories are stated at the lower of cost (first-in, first-out method) or market value.

  e. Property, plant and equipment--Depreciation is computed using the straight-line method based upon the estimated useful lives of the related assets which range from three to forty years. Amortization of leasehold improvements is computed by the straight-line method over the shorter of the estimated useful lives of the related assets or lease term.

  f. Intangible assets--Trademarks are being amortized on the straight-line method over their expected lives, not to exceed forty years. Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is being amortized on the straight-line method over forty years. Covenants not to compete are being amortized on the straight-line method over five years.

  g. Income taxes--In February 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes", which required significant changes in accounting for income taxes, including an asset and liability approach to income taxes. The Company adopted SFAS No. 109 in the year ended December 31, 1993. There was no cumulative effect to the consolidated financial statements as a result of the change in accounting, nor did SFAS No. 109 have a material effect on the amount of income taxes provided in the year ended December 31, 1993.

  h. Revenue recognition--Revenue from product sales is recognized at the time of shipment to the customer. Revenue from magazine subscriptions is recorded as deferred revenue at the time of sale and a pro rata share is included in revenue as magazines are delivered to subscribers. Advertising revenue is recognized when the related magazines are issued.

  i. Research and development expenses--The Company charges research and development expenses to operations as incurred. Research and development expenses were $861, $1,030 and $1,140 for the years ended December 31, 1993, 1994 and 1995, respectively.

  j. Pro forma net income (loss) per share--Pro forma net income per share for the year ended December 31, 1995 has been computed by dividing pro forma net income by 27,000,000 shares, which represents the number of equivalent shares outstanding after giving retroactive effect to the issuance of TLC common shares to the Continuing Shareholders pursuant to the Acquisition Agreement and after giving retroactive effect to the Company's 18.5 for 1 stock split (effected in the form of a stock dividend) and assumes as outstanding the 10,175,000 shares issued in connection with the Acquisition Agreement and the 8,500,000 shares being offered in the IPO (as hereinafter defined). Pro forma net loss per share for the nine months ended September 30, 1996 has been computed by dividing pro forma net loss, after reduction for senior and junior preferred stock dividends, by the number of weighted average shares outstanding after giving retroactive effect to the Company's 18.5 for 1 stock split (effected in the form of a stock dividend) and assumes as outstanding, the 10,175,000 shares issued in connection with the Acquisition Agreement and the 8,500,000 shares being offered in the IPO (see Note 16).

                     TWINLAB CORPORATION AND SUBSIDIARIES

  k. Fair value of financial instruments--The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

    1) Cash and cash equivalents--The carrying amounts approximate fair value because of the short maturity of these instruments.

    2) Marketable securities--Fair value approximates quoted market value.

    3) Receivables--The carrying amount approximates fair value because of the short maturity of these instruments.

    4) Debt--The carrying amounts approximate fair value based on borrowing rates currently available to the Company for bank loans with similar terms.

  l. Use of estimates in the preparation of financial statements--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  m. Unaudited interim financial statements--In the opinion of management, the unaudited consolidated financial statements for the nine months ended September 30, 1995 and 1996 are presented on a basis consistent with the audited consolidated financial statements and reflect all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the results thereof. The results of operations for interim periods are not necessarily indicative of the results to be expected for the entire year.

  n. Reclassifications--Certain prior year balances have been reclassified to conform with current year classifications.

3. INVENTORIES

                                                   DECEMBER 31,
                                                  --------------- SEPTEMBER 30,
                                                   1994    1995        1996
                                                  ------- ------- -------------
      Inventories consist of the following:
        Raw materials............................ $10,183 $11,006    $13,293
        Work in process..........................   4,720   4,550      8,850
        Finished goods...........................   7,829   9,717      8,636
                                                  ------- -------    -------
          Total.................................. $22,732 $25,273    $30,779
                                                  ======= =======    =======

4. PROPERTY, PLANT AND EQUIPMENT

  Property, plant and equipment consist of the following:

                                                                 DECEMBER 31,
                                                                ---------------
                                                                 1994    1995
                                                                ------- -------
      Land, building and leasehold improvements............     $10,039 $11,204
      Plant equipment......................................       5,883   6,097
      Office equipment.....................................       1,776   1,942
      Automobiles..........................................          70      56
                                                                ------- -------
                                                                 17,768  19,299
      Less: accumulated depreciation and amortization......       5,697   6,263
                                                                ------- -------
        Property, plant and equipment--net.................     $12,071 $13,036
                                                                ------- -------
        Depreciation and amortization expense..............     $   851 $   909
                                                                ======= =======

                     TWINLAB CORPORATION AND SUBSIDIARIES

5. OTHER ASSETS

  Other assets consist of the following:

                                                                   DECEMBER 31,
                                                                   -------------
                                                                    1994   1995
                                                                   ------ ------
      Due from related trust (a).............................      $1,640 $1,786
      Trademarks, net of accumulated amortization of $128 and
       $157, respectively....................................         948  1,063
      Goodwill, net of accumulated amortization of $96 and
       $114, respectively....................................         607    590
      Other..................................................         523    171
                                                                   ------ ------
          Total..............................................      $3,718 $3,610
                                                                   ====== ======

---------------------
(a) The Company had advanced, to a related party trust, payments for premiums on a split dollar life insurance policy on the lives of the principal shareholders. The amounts advanced were to be repaid from the benefits or cash value of the policy and were collateralized by the cash surrender value of the policy. The principal shareholders were covered by a "second to die" policy in the face amount of $10,000. Such policy was terminated in May 1996 and the related advances were collected (see Note 16).

6. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

  Accrued expenses and other current liabilities consist of the following:

                                                                  DECEMBER 31,
                                                                  -------------
                                                                   1994   1995
                                                                  ------ ------
Accrued salaries, employee benefits and payroll taxes............ $  839 $  935
Deferred revenue.................................................    689    787
Accrued professional fees........................................    134    700
Other............................................................  1,473  1,836
                                                                  ------ ------
    Total........................................................ $3,135 $4,258
                                                                  ====== ======

7. LOAN PAYABLE--BANK

  Natur-Pharma had a revolving line of credit arrangement with a bank. A maximum of $1,000 was available to Natur-Pharma with interest payable monthly at the bank's variable base rate (8.5 percent at December 31, 1995). Terms of the agreement included maintaining a $75 compensating balance, achieving quarterly net income of at least $50 and limitations on repayment of notes payable to shareholders. Borrowings were secured by inventories, accounts receivable and a guarantee by Twin. The credit arrangement was to mature on June 1, 1996 and was subject to annual review by the bank. Borrowings against such line of credit aggregated $660 at December 31, 1994 and 1995. Such borrowings were refinanced in May 1996 in connection with the Acquisition Agreement (see Note 16).

  Twin had entered into a line of credit arrangement with a bank which was cancelable by either party at any time and was to expire on May 31, 1996. A maximum amount of $10,000 was available with interest charged at the Alternate Base Rate of the bank, which was the higher of the prime rate (8.5 percent at December 31, 1995) or the Federal Funds rate (6.0 percent at December 31,
1995) plus 1/2 percent. There were no borrowings against such line of credit at December 31, 1994 and 1995. The line of credit agreement was canceled in May 1996 (see Note 16).

                     TWINLAB CORPORATION AND SUBSIDIARIES

8. LONG-TERM DEBT

  Long-term debt consists of the following:

                                                                   DECEMBER 31,
                                                                   -------------
                                                                    1994   1995
                                                                   ------ ------
Mortgage payable to a bank collateralized by land and building, payable in monthly installments of $22, including interest at
 9.5 percent plus a $1,737 balloon payment due May 1, 2002(a)....  $2,282 $2,228
Mortgage payable to a bank collateralized by land and building, payable in monthly installments of $24, including interest at
 9.9 percent, maturing August 2006(a)............................   2,171  2,104
Loan payable to a bank, payable in monthly installments of $14, inclusive of interest at the prime rate plus .5 percent with the
 balance due on June 1, 1996(a)..................................     --   1,121
Note payable to a bank collateralized by equipment, payable in monthly installments of $10, including interest at 8.43 percent,
 maturing August 31, 2001(a).....................................     584    516
Note payable to a bank, unsecured, payable in monthly
 installments of $8, including interest at 7.7 percent, maturing
 July 1, 2002(a).................................................     --     506
Note payable to a power authority, payable in monthly
 installments of $2, including interest at 6.38 percent, maturing
 February 2011...................................................     296    289
Loan payable to a bank due on August 1, 1995.....................     792    --
Other............................................................      92     82
                                                                   ------ ------
                                                                    6,217  6,846
Less: current portion............................................   1,101  1,479
                                                                   ------ ------
    Total........................................................  $5,116 $5,367
                                                                   ====== ======

--------
(a)Such debt was refinanced in May 1996 in connection with the Acquisition Agreement (see Note 16).

  The mortgages payable to banks provide, among other things, for the maintenance by certain of the companies of a minimum tangible net worth balance, certain financial ratios and limitations on additional borrowings.

  Maturities of long-term debt are as follows:

      YEAR ENDING DECEMBER 31,
      ------------------------
         1996............................................................ $1,479
         1997............................................................    315
         1998............................................................    335
         1999............................................................    366
         2000............................................................    396
         Thereafter......................................................  3,955
                                                                          ------
          Total.......................................................... $6,846
                                                                          ======

9. CAPITAL LEASE OBLIGATIONS

  The Company is obligated under leases for equipment, which are treated as capital leases for financial reporting purposes due to certain provisions in the lease agreements. Included in plant equipment at December 31, 1994 and 1995 are assets held under capital leases with a net carrying value of $652 and $583, respectively. Accumulated amortization on these assets at December 31, 1994 and 1995 was $34 and $103, respectively.

                     TWINLAB CORPORATION AND SUBSIDIARIES

  The future minimum lease payments, by year and in the aggregate, and the present value of the future minimum lease payments at December 31, 1995 are as follows:

      YEAR ENDING DECEMBER 31,
      ------------------------
         1996............................................................  $164
         1997............................................................   164
         1998............................................................   164
                                                                           ----
         Total...........................................................   492
         Amount representing interest....................................    52
                                                                           ----
         Present value of the future minimum lease payments (including
          $136 payable currently)........................................  $440
                                                                           ====

10. INCOME TAXES

  Prior to the consummation of the Acquisition Agreement, all of the Companies were "S" corporations and as such Federal and state taxes were generally paid at the shareholder level only. However, when corporate taxable income of any company exceed $200, such company was required to pay New York State corporate income taxes equal to the difference between the personal and the corporate tax rate (approximately 2 percent at December 31, 1995) for all taxable income in excess of $200, except for Natur-Pharma, Alvita and B. Bros., which are subject to the tax laws of the State of Utah.

  Some of the companies were not "S" corporations since inception. The following table sets forth the effective date each company elected "S" corporation status and the "C" corporation retained earnings at the time of "S" corporation election:

                                                                 "C" CORPORATION
                                           EFFECTIVE DATE OF "S"    RETAINED
       COMPANY                             CORPORATION ELECTION     EARNINGS
       -------                             --------------------- ---------------
      Twin................................    January 1, 1987        $6,299
      Export..............................       At inception          None
      Specialty...........................       At inception          None
      Alvita..............................    January 1, 1992        $   39
      Natur-Pharma........................    January 1, 1993        $  575
      B. Bros. ...........................       At inception          None
      ARP.................................    January 1, 1989        $  (89)

  The provision for income taxes for the years ended December 31, 1993, 1994 and 1995 and through the consummation of the Acquisition Agreement on May 7, 1996 represents state taxes.

  Twin is undergoing a routine audit of its Federal income tax return for the year ended December 31, 1993. Management believes that any amounts which might be assessed will not have a material effect on the consolidated financial statements.

11. EMPLOYEE BENEFIT PLANS

  Twin provides a profit sharing plan for all full-time employees who have satisfied length of service and minimum age requirements. Profit sharing expense related to Twin's plan was $250 for the years ended December 31, 1993, 1994 and 1995.

  Under the Natur-Pharma, Inc. Employee Savings Plan, eligible participating employees may elect to contribute up to twenty-five percent of their salaries to an investment trust. Natur-Pharma may, at its sole

                     TWINLAB CORPORATION AND SUBSIDIARIES
discretion, contribute to the plan. Participants are fully vested in their own contributions and vest in Natur-Pharma's contributions at a rate of 20 percent per year beginning one year after the date of contribution. Natur-Pharma contributed and charged to expense $7, $11 and $37 under this plan for the years ended December 31, 1993, 1994 and 1995, respectively.

12. COMMITMENTS AND CONTINGENCIES

  a. Leases--The Company leases certain warehouse space and equipment under operating leases. Generally, the leases carry renewal provisions and require the payment of maintenance costs. Rental payments may be adjusted for increases in taxes and other costs above specific amounts. Rental expense charged to operations for the years ended December 31, 1993, 1994 and 1995 was approximately $1,254, $1,281 and $1,370, respectively.

  Future minimum payments under noncancellable operating leases with initial or remaining terms of more than one year, are as follows:

      YEAR ENDING DECEMBER 31,
      ------------------------
         1996...........................................................  $1,269
         1997...........................................................     981
         1998...........................................................     866
         1999...........................................................     764
         2000...........................................................     829
                                                                          ------
             Total......................................................  $4,709
                                                                          ======

  b. Legal matters--Twin and other encapsulators, and various manufacturers, distributors, suppliers, importers and retailers of added manufactured L-Tryptophan or products containing added manufactured L-Tryptophan are or were defendants in various legal actions brought in federal and state courts seeking compensatory and, in some cases, punitive damages for alleged personal injuries resulting from the ingestion of certain products containing added manufactured L-Tryptophan. As of January 31, 1996, Twin was a named defendant in three of these actions. Although Twin believes that few new lawsuits are likely to be brought because of applicable statutes of limitations, the possibility of future such actions cannot be excluded. Twin and certain other companies in the industry (the "Indemnified Group") have each entered into a Defense and Indemnification Agreement with Showa Denko America, Inc. ("SDA") (the "Indemnification Agreement"), under which SDA has agreed to assume the defense of all claims against any of the Indemnified Group arising out of the ingestion of L-Tryptophan products and to pay all legal fees incurred and indemnify Twin against liability in any action if it is determined that a proximate cause of the injury sustained by the plaintiff was a constituent of the raw material sold by SDA to Twin or was a factor for which SDA or any of its affiliates was responsible, except to the extent that action by Twin proximately contributed to the injury, and except for certain claims relating to punitive damages. SDA appears to have been the supplier of all of the allegedly contaminated L-Tryptophan. SDA has posted a revolving irrevocable letter of credit for the benefit of the Indemnified Group if SDA is unable or unwilling to satisfy any claims or judgments. Showa Denko, K.K. ("SDK"), the Japanese parent of SDA and manufacturer of the relevant L-Tryptophan, has unconditionally guaranteed the payment obligations of SDA under the Indemnification Agreement. As of January 31, 1996, 129 lawsuits in which Twin was a named defendant had been dismissed or settled by SDA at no cost to Twin.

  To date, the amount of damages sought in each of the remaining three L-Tryptophan actions has not been specified. Twin's available product liability insurance coverage of $3 million for L-Tryptophan matters in respect of claims made prior to December 31, 1993, is only available with respect to one of the three actions. There can be no assurance that when damages are specified in these actions that the total amount thereof, if fully awarded against Twin alone and ignoring the existence of the Indemnification Agreement, would not exceed such insurance coverage and would not have a material adverse effect on the Company's results of operations and

                     TWINLAB CORPORATION AND SUBSIDIARIES
financial condition. However, the Indemnification Agreement, the defense and resolution to date of numerous lawsuits by SDA without cost to Twin, the multitude of defendants and the possibility that liability could be assessed against or paid by other parties or by insurance carriers have led management, after consultation with outside legal counsel, to believe that the prospect for a material adverse effect on the Company's consolidated financial condition or results of operations is remote and no provision in the consolidated financial statements has been made for any loss that may result from these actions. During the year ended December 31, 1993, SDA reimbursed Twin approximately $461 primarily for unsalable L-Tryptophan related merchandise.

  In 1989, Twin received an informal inquiry from the New York Regional Office of the Federal Trade Commission ("FTC") seeking substantiation for certain advertising claims made for a segment of its "Fuel" bodybuilding/sports nutrition line of products. In response, Twin submitted scientific substantiation and financial information to the FTC. Twin is currently negotiating this matter with the FTC and has received from the FTC a revised proposed Complaint and Consent Decree (the "Decree") seeking, among other things, injunctive relief restricting certain muscle building, fat loss and other marketing claims in connection with the sale of Twin's weight control, bodybuilding and sports nutrition products. In addition, the Decree seeks payment of $200. If a settlement is not reached, the FTC could pursue injunctive relief and other remedies beyond those currently specified in the Decree. The FTC could also pursue remedies against Twin in federal court. The Company believes that it has adequate scientific substantiation for the claims at issue, and it intends to vigorously defend the matter if a settlement is not reached. The Company has reserved $200 for this matter.

  The Company is also engaged in various other litigation in the ordinary course of business. Management is of the opinion that the amounts which may be awarded or assessed in connection with these matters, if any, will not have a material effect on the consolidated financial statements.

13. INVESTMENT IN LIMITED PARTNERSHIP

  As a result of investments in certain limited partnerships, Hambrose 3 and 4 ("Partnerships"), Twin entered into an agreement with the Partnerships wherein Twin subscribed to additional limited interests in the Partnerships. Twin also agreed to contribute a total of $360 as "Additional Capital Contribution" to the Partnerships, which consists of a nonrecourse note of $240 and another noninterest-bearing note due in the year 2010 in the amount of $120. In lieu of making the Additional Capital Contribution in cash or subscription note, Twin has assigned 100 percent of certain distribution rights until such time as the assignee has recovered the full amount of the Additional Capital Contribution. In addition, Twin was contingently liable to the Partnerships in the amount of approximately $3,450; however, subsequent to December 31, 1995, Twin sold its investments in the Partnerships and has been relieved of this contingent liability. These investments had not been assigned any value on the accompanying consolidated balance sheets.

  The Hambrose 3 limited partnership has been audited by the Internal Revenue Service ("IRS") for the years ended December 31, 1985 and 1986, at which time Twin was a "C" corporation. A settlement was reached during 1995 in which Twin paid approximately $2,082, including interest. In addition, Twin was responsible for additional state taxes, inclusive of interest of approximately $28. Twin recorded an estimated settlement amount during 1994 totaling $1,982 which was reflected as a nonrecurring charge to operations. An additional $128 of interest was recorded in 1995, and was included in operating expenses in the accompanying consolidated statement of income.

14. RELATED PARTY TRANSACTIONS

  Natur-Pharma had outstanding notes payable to certain shareholders totaling $1,500 and $500 as of December 31, 1994 and 1995, respectively. Such notes bear interest at ten percent per annum, which is payable semi-annually. Interest expense on such notes was approximately $179, $150 and $100 for the years ended

                     TWINLAB CORPORATION AND SUBSIDIARIES

December 31, 1993, 1994 and 1995, respectively. Alvita had outstanding notes payable to certain shareholders totaling $250 as of December 31, 1993. Such notes were repaid in the year ended December 31, 1994. Interest expense on such notes was approximately $23 and $5 for the years ended December 31, 1993 and 1994, respectively. ARP had outstanding notes payable to certain shareholders totaling $346 as of December 31, 1994 and 1995. Such notes are non-interest bearing.

15. MAJOR CUSTOMERS AND CREDIT CONCENTRATIONS

  The Company has two significant customers which accounted for approximately 27 and 19 percent, respectively, of net sales for 1993; 28 and 20 percent, respectively, of net sales for 1994; and 28 and 22 percent, respectively, of net sales for 1995. No other customer accounted for more than 10 percent of net sales in any of the three years ended December 31, 1995.

  The Company's customers are primarily large independent distributors of health food products. At December 31, 1994 and 1995, approximately 69 and 73 percent, respectively, of accounts receivable related to two customers.

16. SUBSEQUENT EVENTS

  a. Acquisition Agreement and related transactions--The shareholders of the Companies entered into the Acquisition Agreement, which is dated as of March 5, 1996 and which was consummated on May 7, 1996, pursuant to which, among other things, (i) TLC acquired all of the outstanding capital stock of Natur-Pharma, (ii) Green Equity Investors II L.P. ("GEI") acquired 8,880,000 shares (48%) of the common stock of TLC for aggregate consideration of $4,800, and shares of non-voting junior redeemable preferred stock of TLC for aggregate consideration of $37,000, (iii) certain other investors acquired 1,295,000 shares (7%) of the common stock of TLC (however, each of these other investors own less than 5% of the common stock of TLC) for aggregate consideration of $700 and shares of non-voting senior redeemable preferred stock of TLC for aggregate consideration of $30,000, (iv) certain of the shareholders of the Companies (the "Continuing Shareholders") received from TLC, in exchange for certain of their shares of common stock of Natur-Pharma, 8,325,000 shares (45%) of the outstanding shares of common stock of TLC, valued at $4,500, and
(v) the shareholders of the Companies received a total of $212,500 in consideration of the balance of their shares of common stock of Natur-Pharma and for all of their shares of capital stock of Twin, Alvita, Export, Specialty, B. Bros., and ARP. Of the total cash consideration to the shareholders, approximately $15,300 represented consideration for non-competition agreements entered into by the shareholders of the Companies, which was recognized as a nonrecurring expense upon the consummation of the Acquisition Agreement.

  Pursuant to the terms of the Acquisition Agreement, Twin, Alvita, Export, Specialty, and B. Bros. were merged into Natur-Pharma. ARP was merged with Natur-Pharma II, Inc., a wholly owned subsidiary of Natur-Pharma, and Natur-Pharma became a wholly owned subsidiary of TLC. Natur-Pharma changed its name to Twin Laboratories Inc. ("New Twin"). TLC's initial board of directors consists of five of the Continuing Shareholders and three designees of GEI. A majority of TLC's shareholders have the ability to elect a majority of its directors. However, regardless of the composition of the board of directors, pursuant to the terms of the TLC shareholders agreement, a wide range of actions to be taken by TLC require the affirmative approval of both a majority of the Continuing Shareholder directors and a majority of the GEI designee directors. These actions include, but are not limited to, payment of certain dividends, engagement in new businesses, acquisition of other businesses, entering certain contracts, incurring certain debt or obligations, making certain investments, relocation of executive offices, selection of location and date of the annual shareholders meeting, termination or material modification of any employee benefit plan, selection of auditors or legal counsel, adoption or amendment of strategic plans or operating budgets, and election or termination of any executive officers. In addition, certain fundamental corporate actions, including but not limited to, amendments to the certificate of incorporation, the

                     TWINLAB CORPORATION AND SUBSIDIARIES
sale of substantially all of the assets of the Company, and the merger or combination of the Company with another entity additionally require an affirmative vote of holders of at least 80% of the issued and outstanding stock of TLC. Such voting rights are generally effective until such time as the common stock of TLC is publicly held. Because the transactions contemplated by the Acquisition Agreement do not result in a change in control as defined in Emerging Issues Task Force Issue No. 88-16, "Basis in Leveraged Buyout Transactions" ("EITF 88-16"), the transactions were accounted for as a recapitalization under the guidance of EITF 88-16 and the Companies' historical basis of accounting were applied to the consolidated financial statements of TLC.

  Upon consummation of the Acquisition Agreement, the Companies terminated their S Corporation status. The mergers of Twin, Alvita, Export, Specialty and
B. Bros. into Natur-Pharma were treated as taxable asset purchases for federal and state income tax purposes and as a recapitalization for financial accounting purposes. For federal and state income tax purposes, the purchase price was allocated among the various corporations and their respective assets and liabilities based on the respective fair values as of the closing of the Acquisition Agreement. This resulted in different book and tax asset bases for the assets of these companies, which resulted in deferred tax assets of approximately $57,300.

  Cumulative dividends on the preferred stock accrue at a rate of 14% per annum (in the case of the senior preferred stock) and 11.25% per annum (in the case of the junior preferred stock) and are payable quarterly, if declared by the board of directors. Such dividends are payable in additional shares of preferred stock (valued at the liquidation preference of $1,000 per share plus accrued and unpaid dividends) unless the board of directors, upon a majority vote of directors not affiliated with Leonard Green & Partners, L.P., determines that any such dividends will be paid in cash.

  The redemption price of the preferred stock, as well as the liquidation preference, is $1,000 per share plus accrued and unpaid dividends. The preferred stock may be redeemed, in whole or in part, by TLC at any time, except that (1) no partial redemption can be made by TLC unless all cumulative dividends have been paid on all shares, (2) TLC may not redeem shares of preferred stock at any time when it is making, or is required to make, an offer to purchase preferred stock upon a change of control and (3) so long as any shares of senior preferred stock are outstanding, no shares of junior preferred stock may be redeemed without the consent of the holders of a majority of the outstanding shares of senior preferred stock.

  The preferred stock is subject to mandatory redemption, at the redemption price, including accrued and unpaid dividends, eleven years after the issuance thereof (in the case of the senior preferred stock) or twelve years after the issuance thereof (in the case of the junior preferred stock). In addition, upon a change in control TLC is required to offer to purchase the preferred stock at 101 percent of the liquidation preference thereof, plus accrued and unpaid dividends.

  New Twin obtained additional financing necessary to effect the transactions contemplated by the Acquisition Agreement, repay certain existing indebtedness of the Company, and pay the fees and expenses incurred in connection with the Acquisition Agreement through the incurrence of debt which totalled $153,000. Such debt included: (1) borrowings of $53,000 under a term loan credit facility provided by certain banks, financial institutions and other entities, and (2) gross proceeds of $100,000 from the private placement of subordinated debt. A six-year $15,000 revolving credit facility was also obtained from the term loan lenders, to provide for working capital requirements.

  The term loan is payable in defined percentages over a six-year period. Borrowings under the term loan and revolving credit facilities bear interest, at the borrower's discretion, at either the Alternative Base Rate, as defined, plus a margin of 1.25 percent, or at the Eurodollar Rate, as defined, plus a margin of 2.5 percent. Such margins are subject to reduction based upon the achievement of certain performance targets, as defined. New Twin also must pay a commitment fee of .5 percent per annum (subject to reduction based on the achievement

                     TWINLAB CORPORATION AND SUBSIDIARIES
of certain performance targets, as defined) on the average daily unused portion of the revolving credit facility. These credit facilities are secured by all tangible and intangible assets of New Twin and are subject to certain restrictive covenants including, among other things, the maintenance of defined levels of earnings and certain debt coverage rates, as well as restrictions on additional indebtedness, dividends, investments and certain other significant transactions.

  The subordinated debt matures in ten years and bears interest at a rate of 10 1/4% per annum. The subordinated debt is callable after five years at a premium to par which will decline to par after eight years. During the first three years, New Twin has the option to redeem up to 35 percent of the subordinated debt with the proceeds of a public offering at a redemption price of 109 1/2%. Upon a change of control, as defined, New Twin is required to offer to redeem the subordinated debt at 101 percent of the principal amount plus accrued and unpaid interest. Restrictive covenants on the subordinated debt include, among other things, limitations on additional indebtedness, investments, dividends and certain other significant transactions.

  Borrowings of New Twin under the term loan and revolving credit facilities and the subordinated debt restrict the payment of dividends and the making of loans, advances or other distributions to TLC, except in certain limited circumstances. All assets relating to New Twin and ARP are restricted as to the transfer thereof to TLC as loans, advances and other distributions.

  The subordinated debt is jointly and severally guaranteed by TLC and ARP on a full and unconditional unsecured senior subordinated basis. The assets, results of operations and shareholders' equity of New Twin comprise substantially all of the assets, results of operations and shareholders' equity of TLC on a consolidated basis. TLC has no separate operations and has no significant assets other than TLC's investment in New Twin and, through New Twin, in ARP. New Twin has no direct or indirect subsidiaries other than ARP; and neither New Twin nor ARP has any stockholder other than, respectively, TLC and New Twin. Accordingly, the Company has determined that separate financial statements of New Twin and ARP would not be material to investors and, therefore, are not included herein.

  After giving retroactive effect, in a manner similar to a pooling of interests, to the merger of the Companies pursuant to the Acquisition Agreement, the condensed financial information of TLC, on a stand-alone basis, is as follows (because TLC had no cash prior to the consummation of the Acquisition Agreement, no condensed statements of cash flows are presented):

CONDENSED BALANCE SHEETS

                                                          DECEMBER 31,
                                                         ---------------
                                                          1994    1995
                                                         ------- -------
   ASSETS
   Investment in subsidiaries..........................  $48,671 $55,405
                                                         ======= =======
   SHAREHOLDERS' EQUITY
   Common stock ($1.00 par value; 75,000,000 shares au-
    thorized; 8,325,000 shares outstanding)............  $ 8,325 $ 8,325
   Retained earnings...................................   40,346  47,080
                                                         ------- -------
                                                         $48,671 $55,405
                                                         ======= =======

CONDENSED STATEMENTS OF INCOME

                                                         YEAR ENDED DECEMBER 31,
                                                         -----------------------
                                                          1993    1994    1995
                                                         ------- ------- -------
   Equity interest in net income of subsidiaries.......  $16,676 $21,693 $30,224
                                                         ======= ======= =======

                     TWINLAB CORPORATION AND SUBSIDIARIES

  Summarized financial information of New Twin is as follows:

                                                             NINE MONTHS ENDED
                                  YEAR ENDED DECEMBER 31,      SEPTEMBER 30,
                                 --------------------------  -----------------
                                  1993      1994     1995      1995     1996
                                 -------  -------- --------  -------- --------
   Current assets............... $40,178  $ 48,716 $ 58,663  $ 51,311 $ 65,676
   Noncurrent assets............  15,409    15,990   16,646    16,622   77,732
   Current liabilities..........  10,481    10,480   14,233    14,545   20,249
   Noncurrent liabilities.......   4,563     5,555    5,671     5,699  147,468
   Shareholders' equity (defi-
    cit)........................  40,543    48,671   55,405    47,689  (24,309)
   Net sales....................  99,897   117,342  148,735   104,822  121,230
   Gross profit.................  37,766    47,095   58,803    40,877   49,548
   Net income...................  16,676    21,693   30,224    19,613    1,502

  Summarized financial information of ARP is as follows:

                                                             NINE MONTHS ENDED
                                  YEAR ENDED DECEMBER 31,      SEPTEMBER 30,
                                 --------------------------  -----------------
                                  1993      1994     1995      1995     1996
                                 -------  -------- --------  -------- --------
   Current assets............... $   763  $  1,339 $  1,266  $  1,696 $  1,650
   Noncurrent assets............     173       168      168       206      171
   Current liabilities..........   1,051     1,155    1,211     1,288    1,338
   Noncurrent liabilities.......     --        --       --        --       --
   Shareholders' equity (defi-
    cit)........................    (116)      350      222       613      483
   Net sales....................   3,188     3,930    5,200     4,011    4,446
   Gross profit.................      68       711      259       473      592
   Net income (loss)............     (94)      466     (128)      231      317

  The following unaudited pro forma results of operations assume the transactions contemplated by the Acquisition Agreement occurred as of January 1, 1995. The pro forma operations data has been prepared for comparative purposes only and does not purport to represent what the Company's actual results of operations would have been had the transactions contemplated by the Acquisition Agreement in fact occurred at January 1, 1995.

                                                               NINE MONTHS ENDED
                                                YEAR ENDED         SEPTEMBER
                                             DECEMBER 31, 1995     30, 1996
                                             ----------------- -----------------
      Net sales.............................     $148,735          $121,230
      Interest expense......................       15,684            11,807
      Net income............................        9,418             8,983

  b. Proposed initial public offering--On June 4, 1996, TLC filed a registration statement on Form S-1 in respect of an offering by TLC for sale to the public (the "IPO") of shares of its common stock, $1.00 par value. The registration statement, as subsequently amended, states that the maximum aggregate offering price of the securities to be registered is $156,400. The expected use of the net proceeds of the IPO and, to the extent necessary, available cash resources of the Company (including possible borrowings available under the amended revolving credit facility) will be to redeem all of the outstanding shares of senior preferred stock and all of the outstanding shares of junior preferred stock, which together have an aggregate liquidation preference of $67,000 (plus accrued and unpaid dividends thereon); and to prepay all of the $47,000 of remaining outstanding indebtedness under the term loan facility, plus accrued and unpaid interest thereon. The balance, if any, of the net proceeds of the IPO will be used for general corporate purposes.

  c. Changes in authorized capital and stock split--In July 1996, the Board of Directors (the "Board") and the stockholders authorized an increase in the number of common shares authorized to 75,000,000 and an increase in the number of shares of preferred stock authorized to 2,000,000, which preferred stock may be issued

                     TWINLAB CORPORATION AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONCLUDED)

by the Board on such terms and with such rights, preferences and designations as the Board may determine, without further stockholder action. In addition, prior to the consummation of the IPO, the Board authorized a stock split (effected in the form of a stock dividend), of all issued and outstanding common shares at the rate of 18.5 for 1, which increased the number of issued and outstanding shares from 1,000,000 to 18,500,000. The stock split and the change in authorized common stock have been retroactively reflected for all periods presented herein.

  d. Stock incentive plan--Prior to the consummation of the IPO, the Board and stockholders of the Company approved and adopted the Twinlab Corporation 1996 Stock Incentive Plan (the "1996 Plan"). The 1996 Plan provides for the issuance of a total of up to 400,000 authorized and unissued shares of common stock, treasury shares and/or shares acquired by the Company for purposes of the 1996 Plan. Awards under the 1996 Plan may be made in the form of (i) incentive stock options, (ii) nonqualified stock options, (iii) stock appreciation rights, (iv) restricted stock and (v) performance shares. Options become exercisable over five years from the date of grant at the rate of 20% of the grant each year.

  e. Plant expansion--The Company is in negotiation for the purchase of an approximately 110,000 square foot facility which would be used to expand the Company's manufacturing and warehousing capabilities. The cost to the Company of the facility, including anticipated renovations, is expected to aggregate approximately $6.8 million.

  f. Amended revolving credit facility--In connection with the consummation of the IPO, New Twin expects to enter into a $50,000 amended revolving credit facility which will expire on May 7, 2002. Borrowings under the amended revolving credit facility will bear interest, at the borrower's discretion, at either the Alternative Base Rate, as defined, or at the Eurodollar Rate, plus a margin of 1.25%, as defined. Interest rates are subject to increases or reduction based upon New Twin's meeting certain financial tests. The effectiveness of the amended revolving credit facility will be conditioned on the consummation of the IPO. The proceeds of the amended revolving credit facility will be available for working capital requirements and for general corporate purposes, including up to $35,000 of which will be available to fund permitted acquisitions, as defined. A portion of the amended revolving credit facility not to exceed $15,000 will be available for the issuance of letters of credit which generally will have an initial term of one year or less. The amended revolving credit facility is expected to be secured by first priority secured interests in all of the tangible and intangible assets of New Twin and its direct subsidiary and will be guaranteed by TLC, ARP and certain of New Twin's future subsidiaries. In addition, the amended revolving credit facility will be subject to certain restrictive covenants including, among other things, the maintenance of certain debt coverage rates, as well as restrictions on additional indebtedness, dividends and certain other significant transactions.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY IN-FORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDER-WRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITA-TION OF AN OFFER TO BUY THE SHARES OFFERED HEREBY BY ANYONE IN ANY JURISDIC-TION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL CREATE ANY IM-PLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUB-SEQUENT TO ITS DATE.

                                 ------------

                               TABLE OF CONTENTS

                                                                            PAGE
Additional Information....................................................    3
Prospectus Summary........................................................    4
Risk Factors..............................................................   10
Use of Proceeds...........................................................   19
Dividend Policy...........................................................   19
Dilution..................................................................   20
Capitalization............................................................   21
Unaudited Pro Forma Condensed Consolidated
 Financial Data...........................................................   22
Selected Historical Financial Data........................................   28
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   30
Business..................................................................   35
Management................................................................   51
Certain Relationships and Related Transactions............................   56
Principal Stockholders....................................................   58
Description of Certain Indebtedness.......................................   60
Description of Capital Stock..............................................   63
Shares Eligible for Future Sale...........................................   65
Certain United States Tax Consequences to Non-United States Holders.......   67
Underwriting .............................................................   70
Legal Matters.............................................................   73
Experts...................................................................   73
Index to Consolidated Financial Statements................................  F-1

                                 ------------

  UNTIL    , 1996 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EF-
FECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               8,500,000 SHARES

                                     LOGO

                              TWINLAB CORPORATION

                                 COMMON STOCK

                               ----------------

                                  PROSPECTUS

                               ----------------

                         DONALDSON, LUFKIN & JENRETTE
                            SECURITIES CORPORATION

                           BEAR, STEARNS & CO. INC.

                             MONTGOMERY SECURITIES

                         ADAMS, HARKNESS & HILL, INC.

                                      , 1996

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

              SUBJECT TO COMPLETION, DATED NOVEMBER 13, 1996

PROSPECTUS
                                                               [LOGO OF TWINLAB]
    , 1996

                                8,500,000 SHARES
                              TWINLAB CORPORATION
                                  COMMON STOCK

  All of the 8,500,000 shares of common stock, $1.00 par value per share (the "Common Stock"), offered hereby are being sold by Twinlab Corporation ("TLC" or the "Company"). Of the 8,500,000 shares of Common Stock offered by the Company, 1,700,000 shares are initially being offered for sale outside the United States and Canada by the International Managers (the "International Offering") and 6,800,000 shares are initially being offered for sale in the United States and Canada in a concurrent offering by the U.S. Underwriters (the "U.S. Offering," and together with the International Offering, the "Offerings"), subject to transfers between the International Managers and the U.S. Underwriters. See "Underwriting."

  Prior to the Offerings, there has been no public market for the Common Stock. It is currently estimated that the initial public offering price will be between $14.00 and $16.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price.

  The Company's Common Stock has been approved for quotation and trading on the Nasdaq National Market under the symbol TWLB, subject to notice of issuance.

  SEE "RISK FACTORS" BEGINNING ON PAGE 10 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS IN THE COMMON STOCK.

 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS  THE
   SECURITIES AND  EXCHANGE  COMMISSION OR  ANY STATE  SECURITIES COMMISSION
    PASSED  UPON  THE   ACCURACY  OR  ADEQUACY  OF   THIS  PROSPECTUS.  ANY
     REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------

                                                      UNDERWRITING    PROCEEDS
                                          PRICE  TO   DISCOUNTS AND    TO THE
                                         THE PUBLIC  COMMISSIONS (1) COMPANY (2)
--------------------------------------------------------------------------------
Per Share..............................    $              $             $
Total (3)..............................  $             $             $

--------------------------------------------------------------------------------
(1) The Company has agreed to indemnify the International Managers and the U.S. Underwriters (collectively, the "Underwriters") against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by the Company estimated at $    .
(3) The Company has granted to the U.S. Underwriters a 30-day option to purchase up to an aggregate of 1,275,000 additional shares of Common Stock on the same terms as set forth above solely for the purpose of covering over-allotments, if any. If such option is exercised in full, the total Price to the Public, Underwriting Discounts and Commissions, and Proceeds
    to the Company will be $   , $   , and $   , respectively. See
    "Underwriting."

  The shares of Common Stock are being offered by the several Underwriters, when, as and if delivered to and accepted by the Underwriters against payment therefor and subject to various prior conditions, including their right to reject orders in whole or in part. It is expected that delivery of the certificates representing the shares will be made in New York, New York, on or
about    , 1996.

DONALDSON, LUFKIN & JENRETTE
     SECURITIES CORPORATION

            BEAR, STEARNS INTERNATIONAL LIMITED

                    MONTGOMERY SECURITIES

                                                    ADAMS, HARKNESS & HILL, INC.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFOR-MATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PRO-SPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRIT-ERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SHARES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAK-ING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

  THERE ARE RESTRICTIONS ON THE OFFER AND SALE OF THE COMMON STOCK OFFERED HEREBY IN THE UNITED KINGDOM. ALL APPLICABLE PROVISIONS OF THE FINANCIAL SERV-ICES ACT 1986 AND THE PUBLIC OFFERS OF SECURITIES REGULATIONS 1995 WITH RESPECT TO ANYTHING DONE BY ANY PERSON IN RELATION TO THE COMMON STOCK IN, FROM OR OTH-ERWISE INVOLVING THE UNITED KINGDOM MUST BE COMPLIED WITH. SEE "UNDERWRITING."

                                  ------------

                               TABLE OF CONTENTS

                                                                            PAGE
Additional Information....................................................    3
Prospectus Summary........................................................    4
Risk Factors..............................................................   10
Use of Proceeds...........................................................   19
Dividend Policy...........................................................   19
Dilution..................................................................   20
Capitalization............................................................   21
Unaudited Pro Forma Condensed Consolidated
 Financial Data...........................................................   22
Selected Historical Financial Data........................................   28
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   30
Business..................................................................   35
Management................................................................   51
Certain Relationships and Related Transactions............................   56
Principal Stockholders....................................................   58
Description of Certain Indebtedness.......................................   60
Description of Capital Stock..............................................   63
Shares Eligible for Future Sale...........................................   65
Certain United States Tax Consequences to Non-United States...............   67
Underwriting .............................................................   70
Legal Matters.............................................................   73
Experts...................................................................   73
Index to Consolidated Financial Statements................................  F-1

                                  ------------

  UNTIL    , 1996 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EF-
FECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                8,500,000 SHARES

                                      LOGO

                              TWINLAB CORPORATION

                                  COMMON STOCK

                                ----------------

                                   PROSPECTUS

                                ----------------

                          DONALDSON, LUFKIN & JENRETTE
                            SECURITIES CORPORATION

                      BEAR, STEARNS INTERNATIONAL LIMITED

                             MONTGOMERY SECURITIES

                          ADAMS, HARKNESS & HILL, INC.

                                      , 1996

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The Registrant estimates that expenses payable by the Registrant in connection with the offering described in this Registration Statement (other than the underwriting discounts and commissions) will be as follows:

                                                                         TOTAL
                                                                        -------
   SEC registration fee (actual)....................................... $53,932
   NASD filing fee (actual)............................................  16,140
   Nasdaq National Market filing fee (actual)..........................  50,000
   Blue Sky fees and expenses (including counsel fees).................
   Accounting fees and expenses........................................
   Legal fees and expenses.............................................
   Printing and engraving expenses.....................................
   Transfer Agent and Registrar fees and expenses......................
   Miscellaneous expenses..............................................
                                                                        -------
     Total............................................................. $
                                                                        =======

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Reference is made to Section 102(b)(7) of the Delaware General Corporation Law (the "DGCL"), which permits a corporation in its certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director's fiduciary duty, except (i) for any breach of the director's fiduciary duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions), or
(iv) for any transaction from which the director derived an improper personal benefit. The Registrant's Amended and Restated Certificate of Incorporation contains provisions permitted by Section 102(b)(7) of the DGCL.

  Reference is made to Section 145 of the DGCL which provides that a corporation may indemnify any persons, including directors and officers, who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such director, officer, employee or agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal actions or proceedings, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify directors and/or officers in an action or suit by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the director or officer is adjudged to be liable to the corporation. Where a director or officer is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such director or officer actually and reasonably incurred.

  The Registrant's Second Amended and Restated Certificate of Incorporation and its By-laws filed as Exhibit 3.1 and 3.2 respectively, to this Registration Statement provide for the indemnification of directors and officers of the Registrant to the fullest extent permitted by the DGCL.

  Pursuant to the Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement, the Underwriters have agreed to indemnify the directors, officers and controlling persons of the Registrant against certain civil liabilities that may be incurred in connection with the Offering, including certain liabilities under the Securities Act of 1933, as amended (the "Securities Act").

  The Registrant maintains liability insurance for each director and officer for certain losses arising from claims or charges made against them while acting in their capacities as directors or officers of the Registrant.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

  On May 7, 1996, Twin Laboratories Inc. sold $100,000,000 aggregate principal amount of its 10 1/4% Senior Subordinated Notes due 2006 (the "Old Notes") to Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") and Chase Securities Inc. ("Chase," collectively the "Initial Notes Purchasers") for $100,000,000 in cash (less the Initial Notes Purchasers' discount of $3,000,000). Of the total amount sold, DLJ purchased $60,000,000 aggregate principal amount of the Old Notes and Chase purchased $40,000,000 aggregate principal amount of the Old Notes. Such securities were sold in a transaction that was exempt from registration under Section 4(2) of the Securities Act.

  On May 7, 1996, TLC sold an aggregate of 30,000 shares of its 14% Non-Voting Senior Cumulative Preferred Stock to five investors (the "Initial Senior Preferred Stock Purchasers") for $30,000,000 in cash. Such securities were sold in transactions that were exempt from registration under Section 4(2) of the Securities Act.

  On May 7, 1996, TLC sold 37,000 shares of its 11.25% Non-Voting Junior Cumulative Preferred Stock to Green Equity Investors II, L.P. ("GEI II") for $37,000,000 in cash. Such securities were sold in a transaction that was exempt from registration under Section 4(2) of the Securities Act.

  On May 7, 1996, TLC sold 1,295,000 shares of its Common Stock to the Initial Senior Preferred Stock Purchasers for $700,000 in cash. Such securities were sold in transactions that were exempt from registration under Section 4(2) of the Securities Act.

  On May 7, 1996, TLC sold 8,880,000 shares of its Common Stock to GEI II for an aggregate of $4,800,000 in cash. Such securities were sold in a transaction that was exempt from registration under Section 4(2) of the Securities Act.

  On May 7, 1996, TLC sold an aggregate of 8,325,000 shares of its Common Stock valued at $4,500,000 to certain members of its senior management in exchange for certain of their shares of common stock of Natur-Pharma Inc. Such securities were sold in transactions that were exempt from registration under
Section 4(2) of the Securities Act promulgated thereunder.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (a) Exhibits:

   EXHIBIT
     NO.                               DESCRIPTION
   -------                             -----------
    1.1    Form of Underwriting Agreement.*
    2.1    Form of Stock Purchase and Sale Agreement, dated as of March 5,
           1996, among David Blechman, Jean Blechman, Brian Blechman, Neil
           Blechman, Ross Blechman, Steve Blechman, Dean Blechman, Stephen
           Welling, the Registrant, Natur-Pharma Inc. and Green Equity
           Investors II, L.P. ("GEI II") (the "Stock Purchase and Sale
           Agreement").*
    2.1.1  Form of Amendment to the Stock Purchase and Sale Agreement, dated
           May 6, 1996.*
    3.1    Form of Second Amended and Restated Certificate of Incorporation of
           the Registrant (incorporated by reference to Exhibit 3.4 to
           Amendment No. 1 of the Registration Statement on Form S-4, dated
           September 18, 1996, filed by Twin Laboratories Inc.).

   EXHIBIT
     NO.                                DESCRIPTION
   -------                              -----------
    3.2    Form of Amended and Restated By-laws of the Registrant (incorporated by reference to Exhibit 3.5 to Amendment No. 1 of the Registration
           Statement on Form S-4, dated September 18, 1996, filed by Twin
           Laboratories Inc.).
    4.1    Specimen form of stock certificate for Common Stock (incorporated by reference to Exhibit 4 to the Registration Statement on Form 8-A,
           dated October 21, 1996, of the Registrant).
    4.2    Indenture, dated May 7, 1996, among Twin Laboratories Inc. ("Twin"),
           Advanced Research Press, Inc. ("ARP"), the Registrant (together with
           ARP, the "Guarantors") and Fleet National Bank, as Trustee,
           Registrar, Paying Agent and Securities Agent, regarding Twin's 10
           1/4% Senior Subordinated Notes due 2006.*
    4.3    Form of Credit and Guarantee Agreement, dated May 7, 1996, among
           Twin, the Registrant, the financial institutions named therein,
           Chemical Bank as Administrative Agent and The Bank of New York as
           Documentation Agent.*
    5.1    Opinion re Legality of Kramer, Levin, Naftalis & Frankel.**
   10.1    Form of Guarantee and Collateral Agreement, dated May 7, 1996, among the Registrant, Twin, and ARP in favor of Chemical Bank, as
           Administrative Agent.*
   10.2    Form of Term Note.*
   10.3    Form of Revolving Credit Note.*
   10.4    Form of Swing Line Note.*
   10.5    Form of Mortgage and Security Agreement, dated May 7, 1996, from the
           Registrant to Chemical Bank, as Administrative Agent.*
   10.6    Form of Deed of Trust, dated May 7, 1996, from Twin to First
           American Title Company of Utah, Trustee for the use and benefit of
           Chemical Bank, as Administrative Agent, Beneficiary.*
   10.8    Stockholders Agreement, dated May 7, 1996, among Brian Blechman,
           Neil Blechman, Ross Blechman, Steve Blechman, Dean Blechman and
           Stephen Welling, the Registrant and GEI.*
   10.9    Secondary Stockholders Agreement among Brian Blechman, Neil
           Blechman, Ross Blechman, Steve Blechman, Dean Blechman and Stephen
           Welling, the Registrant, GEI, DLJ Investment Funding, Inc., DLJ
           Investment Partners, L.P., Chase Equity Associates, L.P., PMI
           Mezzanine Fund, L.P. and State Treasurer of the State of Michigan,
           Custodian of the Michigan Public School Employees' Retirement
           System, State Employees' Retirement System, Michigan State Police
           Retirement System, and Michigan Judges Retirement System.*
   10.10   Employment Agreement, dated May 7, 1996, between Twin and Brian
           Blechman.*
   10.11   Employment Agreement, dated May 7, 1996, between Twin and Neil
           Blechman.*
   10.12   Employment Agreement, dated May 7, 1996, between Twin and Ross
           Blechman.*
   10.13   Employment Agreement, dated May 7, 1996, between Twin and Steve
           Blechman.*
   10.14   Employment Agreement, dated May 7, 1996, between Twin and Dean
           Blechman.*
   10.15   Employment Agreement, dated May 7, 1996, between Twin and Stephen
           Welling.*
   10.16   Consulting Agreement, dated May 7, 1996, between Twin and David
           Blechman.*
   10.17   Consulting Agreement, dated May 7, 1996, between Twin and Jean
           Blechman.*
   10.18   Noncompetition Agreement, dated May 7, 1996, between the Registrant
           and
           David Blechman.*
   10.19   Noncompetition Agreement, dated May 7, 1996, between the Registrant
           and
           Jean Blechman.*
   10.20   Noncompetition Agreement, dated May 7, 1996, between the Registrant
           and
           Brian Blechman.*

   EXHIBIT
     NO.                               DESCRIPTION
   -------                             -----------
   10.21   Noncompetition Agreement, dated May 7, 1996, between the Registrant
           and
           Neil Blechman.*
   10.22   Noncompetition Agreement, dated May 7, 1996, between the Registrant
           and
           Ross Blechman.*
   10.23   Noncompetition Agreement, dated May 7, 1996, between the Registrant
           and
           Steve Blechman.*
   10.24   Noncompetition Agreement, dated May 7, 1996, between the Registrant
           and
           Dean Blechman.*
   10.25   Noncompetition Agreement, dated May 7, 1996, between the Registrant
           and
           Stephen Welling.*
   10.26   Management Services Agreement, dated May 7, 1996, between Twin and
           Leonard Green & Partners, L.P.*
   10.27   Registration Rights Agreement, dated May 7, 1996, among Twin,
           Donaldson, Lufkin & Jenrette Securities Corporation and Chase
           Securities Inc.*
   10.28   Form of Restated Standard Indemnity Agreement, dated August 1992, between Twin Laboratories Inc. and Showa Denko America, Inc.*
   10.29   Form of SDR Guaranty Agreement, dated August 1992, between Twin
           Laboratories Inc. and Showa Denko K.K.*
   10.30   Form of Twinlab Corporation 1996 Stock Incentive Plan.*
   21.1    List of Registrant's Subsidiaries (incorporated by reference to
           Exhibit 21.1 to the Registration Statement on Form S-4, dated June
           25, 1996, filed by Twin).
   23.1    Consent of Deloitte & Touche LLP.**
   23.4    Consent of Kramer, Levin, Naftalis & Frankel (contained in the opinion to be filed as Exhibit 5.1 hereto).
   27      Financial Data Schedule.*

--------
  * Previously filed.
 ** Filed herewith.

  (b) Financial Statement Schedule

  (i) Schedule II--Valuation and Qualifying Accounts

  All other schedules are omitted because the required information is not present or is not present in amounts sufficient to require submission of the schedule or because the information required is included in the consolidated financial statements or notes therein.

ITEM 17. UNDERTAKINGS.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to provisions described in Item 14 above, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the Common Stock covered hereby, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned Registrant hereby undertakes that:

  (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

  (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

                                  SIGNATURES

  IN ACCORDANCE WITH THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT OR AMENDMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THERETO DULY AUTHORIZED, IN THE CITY OF NEW YORK, NEW YORK, ON NOVEMBER 13, 1996.

                                          TWINLAB CORPORATION

                                                     /s/ Ross Blechman
                                          By: _________________________________
                                               ROSS BLECHMAN CHAIRMAN OF THE
                                            BOARD, CHIEF EXECUTIVE OFFICER AND
                                                         PRESIDENT

  Pursuant to the requirements of the Securities Act of 1933, this registration statement or amendment has been signed by the following persons in the capacities and on the dates indicated.

              SIGNATURE                      TITLE(S)                DATE

          /s/ Ross Blechman            Chairman of the
-------------------------------------   Board, Chief             November 13,
            ROSS BLECHMAN               Executive Officer,        1996
                                        President and
                                        Director (Principal
                                        Executive Officer)

          /s/ Neil Blechman            Executive Vice
-------------------------------------   President and            November 13,
            NEIL BLECHMAN               Director                  1996

         /s/ Brian Blechman            Executive Vice
-------------------------------------   President and            November 13,
           BRIAN BLECHMAN               Director (Principal       1996
                                        Financial and
                                        Accounting Officer)

         /s/ Steve Blechman            Executive Vice
-------------------------------------   President and            November 13,
           STEVE BLECHMAN               Director                  1996

          /s/ Dean Blechman            Executive Vice
-------------------------------------   President and            November 13,
            DEAN BLECHMAN               Director                  1996

      /s/ Jonathan D. Sokoloff               Director
-------------------------------------                            November 13,
        JONATHAN D. SOKOLOFF                                      1996

         /s/ John G. Danhakl                 Director
-------------------------------------                            November 13,
           JOHN G. DANHAKL                                        1996

     /s/ Jennifer Holden Dunbar              Director
-------------------------------------                            November 13,
       JENNIFER HOLDEN DUNBAR                                     1996

                                                                     SCHEDULE II

                      TWINLAB CORPORATION AND SUBSIDIARIES

                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS
                                 (IN THOUSANDS)

        COLUMN A           COLUMN B        COLUMN C         COLUMN D  COLUMN E
        --------          ---------- --------------------- ---------- ---------
                                           ADDITIONS
                                     ---------------------
                                                CHARGED TO
                          BALANCE AT CHARGED TO   OTHER                BALANCE
                          BEGINNING   COST AND   ACCOUNTS  DEDUCTIONS AT END OF
      DESCRIPTIONS        OF PERIOD   EXPENSES  - DESCRIBE - DESCRIBE  PERIOD
      ------------        ---------- ---------- ---------- ---------- ---------
YEAR ENDED DECEMBER 31,
 1995:
Allowance for bad debts..    $ 63       $169       $--        $ 55(1)   $177
                             ====       ====       ===        ====      ====
Reserve for excess and       $100       $415       $--        $ --      $515
 slow moving inventory...    ====       ====       ===        ====      ====
YEAR ENDED DECEMBER 31,
 1994:
Allowance for bad debts..    $123       $(59)      $--        $  1(1)   $ 63
                             ====       ====       ===        ====      ====
Reserve for excess and       $--        $100       $--        $ --      $100
 slow moving inventory...    ====       ====       ===        ====      ====
YEAR ENDED DECEMBER 31,
 1993:
Allowance for bad debts..    $126       $--        $--        $  3(1)   $123
                             ====       ====       ===        ====      ====
Reserve for excess and       $--        $--        $--        $--       $--
 slow moving inventory...    ====       ====       ===        ====      ====

--------
(1) Amounts written off.

 EXHIBIT
   NO.                                 DESCRIPTION
 -------                               -----------
  1.1    Form of Underwriting Agreement.*
  2.1    Form of Stock Purchase and Sale Agreement, dated as of March 5, 1996, among David Blechman, Jean Blechman, Brian Blechman, Neil Blechman,
         Ross Blechman, Steve Blechman, Dean Blechman, Stephen Welling, the
         Registrant, Natur-Pharma Inc. and Green Equity Investors II, L.P.
         ("GEI II") (the "Stock Purchase and Sale Agreement").*
  2.1.1  Form of Amendment to the Stock Purchase and Sale Agreement, dated May
         6, 1996.*
  3.1    Form of Second Amended and Restated Certificate of Incorporation of
         the Registrant (incorporated by reference to Exhibit 3.4 to Amendment
         No. 1 of the Registration Statement on Form S-4 dated September 18,
         1996, filed by Twin Laboratories Inc.).
  3.2    Form of Amended and Restated By-laws of the Registrant (incorporated by reference to Exhibit 3.5 to Amendment No. 1 of the Registration
         Statement on Form S-4 dated September 18, 1996, filed by Twin
         Laboratories Inc.).
  4.1    Specimen form of stock certificate for Common Stock (incorporated by reference to Exhibit 4 to the Registration Statement on Form 8-A,
         dated October 21, 1996 of the Registrant).
  4.2    Indenture, dated May 7, 1996, among Twin Laboratories Inc. ("Twin"),
         Advanced Research Press, Inc. ("ARP"), the Registrant (together with
         ARP, the "Guarantors") and Fleet National Bank, as Trustee, Registrar,
         Paying Agent and Securities Agent, regarding Twin's 10 1/4% Senior
         Subordinated Notes due 2006.*
  4.3    Form of Credit and Guarantee Agreement, dated May 7, 1996, among Twin, the Registrant, the financial institutions named therein, Chemical
         Bank as Administrative Agent and The Bank of New York as Documentation
         Agent.*
  5.1    Opinion re Legality of Kramer, Levin, Naftalis & Frankel.**
 10.1    Form of Guarantee and Collateral Agreement, dated May 7, 1996, among the Registrant, Twin, and ARP in favor of Chemical Bank, as
         Administrative Agent.*
 10.2    Form of Term Note.*
 10.3    Form of Revolving Credit Note.*
 10.4    Form of Swing Line Note.*
 10.5    Form of Mortgage and Security Agreement, dated May 7, 1996, from the
         Registrant to Chemical Bank, as Administrative Agent.*
 10.6    Form of Deed of Trust, dated May 7, 1996, from Twin to First American
         Title Company of Utah, Trustee for the use and benefit of Chemical
         Bank, as Administrative Agent, Beneficiary.*
 10.8    Stockholders Agreement, dated May 7, 1996, among Brian Blechman, Neil
         Blechman, Ross Blechman, Steve Blechman, Dean Blechman and Stephen
         Welling, the Registrant and GEI.*
 10.9    Secondary Stockholders Agreement among Brian Blechman, Neil Blechman,
         Ross Blechman, Steve Blechman, Dean Blechman and Stephen Welling, the
         Registrant, GEI, DLJ Investment Funding, Inc., DLJ Investment
         Partners, L.P., Chase Equity Associates, L.P., PMI Mezzanine Fund,
         L.P. and State Treasurer of the State of Michigan, Custodian of the
         Michigan Public School Employees' Retirement System, State Employees'
         Retirement System, Michigan State Police Retirement System, and
         Michigan Judges Retirement System.*
 10.10   Employment Agreement, dated May 7, 1996, between Twin and Brian
         Blechman.*
 10.11   Employment Agreement, dated May 7, 1996, between Twin and Neil
         Blechman.*
 10.12   Employment Agreement, dated May 7, 1996, between Twin and Ross
         Blechman.*
 10.13   Employment Agreement, dated May 7, 1996, between Twin and Steve
         Blechman.*
 10.14   Employment Agreement, dated May 7, 1996, between Twin and Dean
         Blechman.*

 EXHIBIT
   NO.                                 DESCRIPTION
 -------                               -----------
 10.15   Employment Agreement, dated May 7, 1996, between Twin and Stephen
         Welling.*
 10.16   Consulting Agreement, dated May 7, 1996, between Twin and David
         Blechman.*
 10.17   Consulting Agreement, dated May 7, 1996, between Twin and Jean
         Blechman.*
 10.18   Noncompetition Agreement, dated May 7, 1996, between the Registrant and David Blechman.*
 10.19   Noncompetition Agreement, dated May 7, 1996, between the Registrant and Jean Blechman.*
 10.20   Noncompetition Agreement, dated May 7, 1996, between the Registrant and Brian Blechman.*
 10.21   Noncompetition Agreement, dated May 7, 1996, between the Registrant and Neil Blechman.*
 10.22   Noncompetition Agreement, dated May 7, 1996, between the Registrant and Ross Blechman.*
 10.23   Noncompetition Agreement, dated May 7, 1996, between the Registrant and Steve Blechman.*
 10.24   Noncompetition Agreement, dated May 7, 1996, between the Registrant and Dean Blechman.*
 10.25   Noncompetition Agreement, dated May 7, 1996, between the Registrant and Stephen Welling.*
 10.26   Management Services Agreement, dated May 7, 1996, between Twin and
         Leonard Green & Partners, L.P.*
 10.27   Registration Rights Agreement, dated May 7, 1996, among Twin,
         Donaldson, Lufkin & Jenrette Securities Corporation and Chase
         Securities Inc.*
 10.28   Form of Restated Standard Indemnity Agreement, dated August 1992, between Twin Laboratories Inc. and Showa Denko America, Inc.*
 10.29   Form of SDR Guaranty Agreement, dated August 1992, between Twin
         Laboratories Inc. and Showa Denko K.K.*
 10.30   Form of Twinlab Corporation 1996 Stock Incentive Plan.*
 21.1    List of Registrant's Subsidiaries (incorporated by reference to
         Exhibit 21.1 to the Registration Statement on Form S-4, dated June 25,
         1996, filed by Twin).
 23.1    Consent of Deloitte & Touche LLP.**
 23.4    Consent of Kramer, Levin, Naftalis & Frankel (contained in the opinion to be filed as Exhibit 5.1 hereto).
 27      Financial Data Schedule.*

--------
  * Previously filed.
 ** Filed herewith.